Exhibit 99.1

4Q
21
Management discussion& analysis and complete financial statements
Fourth quarter of 2021

Contents
Management discussion & analysis
Page 03
Executive Summary    03
Income Statement and Balance Sheet Analysis    11
Managerial Financial Margin    12
Cost of Credit    13
Credit Quality    15
Commissions and Fees & Result from Insurance    17
Result from Insurance, Pension Plan and Premium Bonds    19
Non-interest Expenses    20
Balance Sheet    22
Credit Portfolio    23
Funding    25
Capital, Liquidity and Market Ratios    26
Results by Business Segments    27
Results by Region—Brazil and Latin America    29
Activities Abroad    30
Additional Information    31
Itaú Unibanco Shares    32
Comparison between BRGAAP and IFRS    33
Glossary    35
Independent Auditor’s Report    37

Complete financial statements

4Q
21
Management discussion & analysis
Fourth quarter of 2021

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Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ millions (except where indicated), end of period	4Q21	3Q21	4Q20	2021	2020
Results	Recurring Managerial Result	7,159	6,779	5,388	26,879	18,536
	Operating Revenues [1]	33,440	31,508	29,180	125,601	114,785
	Managerial Financial Margin [2]	21,205	19,515	17,587	78,146	70,095
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	20.2%	19.7%	16.1%	19.3%	14.5%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	20.9%	20.5%	17.8%	19.9%	15.3%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.3%	1.3%	1.0%	1.3%	0.9%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.5%	2.6%	2.3%	2.5%	2.3%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.8%	2.8%	2.7%	2.8%	2.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.6%	2.0%	1.3%	1.6%	1.3%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	241%	234%	320%	241%	320%
	Efficiency Ratio (IE) [6]	43.0%	44.0%	49.4%	44.0%	47.1%
Shares	Recurring Managerial Result per Share (R$) [7]	0.73	0.69	0.55		
	Net Income per Share (R$) [7]	0.64	0.59	0.78		
	Number of Outstanding Shares at the end of the period - in millions	9,780	9,780	9,762		
	Book Value per Share (R$)	14.78	14.25	13.99		
	Dividends and Interest on Own Capital net of Taxes [8]	1,833	1,360	1,814		
	Market Capitalization [9]	205,867	283,421	310,641		
	Market Capitalization [9] (US$ million)	36,890	52,105	59,777		
Balance Sheet	Total Assets	2,166,019	2,154,879	2,116,082		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,027,158	962,335	869,532		
	Deposits + Debentures + Securities + Borrowings and Onlending [10]	1,121,499	1,081,206	1,068,926		
	Loan Portfolio/Funding [10]	73.0%	71.0%	66.5%		
	Stockholders' Equity	144,554	139,348	136,593		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.7%	14.7%	14.5%		
	Tier I Capital - BIS III	13.0%	12.9%	13.2%		
	Common Equity Tier I - BIS III	11.3%	11.3%	11.5%		
	Liquidity Coverage Ratio (LCR)	159.1%	171.1%	194.6%		
	Net Stable Funding Ratio (NSFR)	121.1%	120.6%	126.0%		
Other	Portfolio Managed and Investment Funds	1,494,900	1,497,092	1,423,641		
	Total Number of Employees	99,598	98,764	96,540		
	Brazil	87,341	86,195	83,919		
	Abroad	12,257	12,569	12,621		
	Branches and CSBs - Client Service Branches	4,335	4,319	4,336		
	ATM - Automated Teller Machines [11]	45,329	45,472	45,556		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 3Q21 and 4Q20 do not consider the impact of the spin-off of the investment in Xp Inc. occurred in October 2021; (10) As detailed in the Balance Sheet section; (11) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.

05

Management Discussion & Analysis | Executive Summary

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The devaluation of the Brazilian Real against the currencies of the countries in which the Company has investments meant that the impact of the overhedging strategy on these investments was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 4th quarter of 2021

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**34,972**	**(461)**	**1,025**	**(2,096)**	**33,440**
Managerial Financial Margin	19,733	-	1,025	447	21,205
Financial Margin with Clients	19,459	-	-	447	19,906
Financial Margin with the Market	275	-	1,025	-	1,299
Commissions and Fees	11,589	31	-	(1,372)	10,248
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,813	(492)	-	665	1,986
Other Operating Income	1,430	-	-	(1,430)	-
Equity in Earnings of Affiliates and Other Investments	151	-	-	(151)	-
Non-operating Income	255	-	-	(255)	-
Cost of Credit	**(5,740)**	**-**	**-**	**(459)**	**(6,200)**
Provision for Loan Losses	(6,610)	-	-	(218)	(6,827)
Impairment	-	-	-	384	384
Discounts Granted	-	-	-	(576)	(576)
Recovery of Loans Written Off as Losses	869	-	-	(50)	819
Retained Claims	**(329)**	**-**	**-**	**-**	**(329)**
Other Operating Expenses	**(18,785)**	**842**	**(97)**	**2,608**	**(15,432)**
Non-interest Expenses	(16,797)	784	-	2,652	(13,361)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,982)	58	(97)	(45)	(2,065)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	**10,117**	**381**	**928**	**52**	**11,478**
Income Tax and Social Contribution	**(3,624)**	**652**	**(928)**	**(121)**	**(4,022)**
Profit Sharing Management Members - Statutory	**(69)**	**-**	**-**	**69**	**-**
Minority Interests	**(190)**	**(108)**	**-**	**-**	**(297)**
Net Income	**6,234**	**925**	**-**	**-**	**7,159**

Extraordinary Items Net of Tax Effects

In R$ million	4Q21	3Q21	4Q20	2021	2020
Net Income	**6,234**	**5,780**	**7,592**	**24,988**	**18,909**
(-) Extraordinary Items	**(925)**	**(1,000)**	**2,204**	**(1,892)**	**373**
Increase in the Social Contribution rate	(765)	(744)	-	(233)	-
Provision for restructuring	-	-	(220)	(747)	(220)
Mark to market of collateralized securities	-	-	(379)	-	(1,031)
Goodwill amortization	(180)	(175)	(179)	(722)	(739)
Donations Todos pela Saúde	-	-	-	-	(834)
Reclassification of investiment in IRB	-	-	-	-	379
Impairment of goodwill and intagible assets - Itaú Corpbanca	-	-	-	-	(19)
Impairment, provision for property return and amortization	(210)	-	(92)	(445)	(92)
Liability Adequacy Test	282	-	10	280	10
Gain on the the partial sale of XP Inc. shares	-	-	3,193	-	3,193
Other	(53)	(81)	(128)	(25)	(272)
Recurring Managerial Result	**7,159**	**6,779**	**5,388**	**26,879**	**18,536**

Itaú Unibanco Holding S.A. 06

Management Discussion & Analysis | Executive Summary

Itaú

4th quarter of 2021 Income Statement

In R$ million	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Operating Revenues	33,440	31,508	6.1%	29,180	14.6%	125,601	114,785	9.4%
Managerial Financial Margin	21,205	19,515	8.7%	17,587	20.6%	78,146	70,095	11.5%
Financial Margin with Clients	19,906	17,587	13.2%	16,020	24.3%	70,467	65,087	8.3%
Financial Margin with the Market	1,299	1,928	-32.6%	1,567	-17.1%	7,679	5,008	53.3%
Commissions and Fees	10,248	10,070	1.8%	9,855	4.0%	39,870	37,230	7.1%
Revenues from Insurance [1]	1,986	1,924	3.3%	1,738	14.3%	7,585	7,460	1.7%
Cost of Credit	(6,200)	(5,232)	18.5%	(6,033)	2.8%	(20,234)	(30,209)	-33.0%
Provision for Loan Losses	(6,827)	(5,526)	23.5%	(5,641)	21.0%	(21,623)	(29,938)	-27.8%
Impairment	384	21	1729.0%	(832)	-146.2%	445	(1,463)	-130.4%
Discounts Granted	(576)	(583)	-1.3%	(445)	29.3%	(2,151)	(2,078)	3.5%
Recovery of Loans Written Off as Losses	819	857	-4.4%	885	-7.5%	3,094	3,270	-5.4%
Retained Claims	(329)	(417)	-21.1%	(340)	-3.2%	(1,600)	(1,354)	18.2%
Other Operating Expenses	(15,432)	(14,807)	4.2%	(15,203)	1.5%	(58,913)	(57,004)	3.4%
Non-interest Expenses	(13,361)	(12,819)	4.2%	(13,322)	0.3%	(51,186)	(50,164)	2.0%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,065)	(1,981)	4.3%	(1,875)	10.1%	(7,706)	(6,815)	13.1%
Insurance Selling Expenses	(6)	(7)	-22.1%	(6)	-9.2%	(21)	(25)	-13.1%
Income before Tax and Minority Interests	11,478	11,052	3.9%	7,604	51.0%	44,853	26,219	71.1%
Income Tax and Social Contribution	(4,022)	(4,003)	0.5%	(2,758)	45.8%	(16,389)	(8,063)	103.3%
Minority Interests in Subsidiaries	(297)	(269)	10.3%	543	-154.8%	(1,585)	380	-517.1%
Recurring Managerial Result	7,159	6,779	5.6%	5,388	32.9%	26,879	18,536	45.0%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	4Q21	3Q21	Δ	4Q20	Δ
Individuals	332.6	303.7	9.5%	255.6	30.1%
Credit Card Loans	112.1	97.0	15.5%	86.3	30.0%
Personal Loans	42.0	38.3	9.6%	35.1	19.8%
Payroll Loans [1]	63.2	61.2	3.3%	55.3	14.3%
Vehicle Loans	29.7	28.1	5.6%	23.3	27.2%
Mortgage Loans	85.6	79.1	8.3%	55.7	53.7%
Very Small, Small and Middle Market Loans [2]	157.5	146.3	7.6%	127.6	23.4%
Individuals + Very Small, Small and Middle Market Loans	490.0	450.0	8.9%	383.2	27.9%
Corporate Loans	313.7	295.1	6.3%	269.0	16.6%
Credit Operations	188.5	177.4	6.3%	179.0	5.3%
Corporate Securities [3]	125.2	117.7	6.4%	90.0	39.0%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	803.7	745.1	7.9%	652.2	23.2%
Latin America	223.5	217.3	2.8%	217.3	2.8%
Argentina	10.7	11.2	-4.6%	9.5	12.5%
Chile	147.9	143.6	3.0%	154.0	-3.9%
Colombia	33.0	33.9	-2.7%	33.2	-0.5%
Paraguay	12.2	11.0	11.1%	10.1	21.4%
Panama	1.7	1.5	12.7%	2.0	-13.1%
Uruguay	17.8	15.9	11.7%	13.3	34.3%
Total with Financial Guarantees Provided and Corporate Securities	1,027.2	962.3	6.7%	869.5	18.1%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,027.2	960.3	7.0%	858.9	19.6%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Itaú Unibanco Holding S.A.

07

Performance analysis for the fourth quarter of 2021
Management commentary
The bank continues to make significant headway on the digital front. In the fourth quarter, 63% of products purchased by individuals were made digitally. It is worth mentioning that user’s satisfaction with digital channels measured based on the NPS (net promoter score) for the Super App (the bank’s mobile channel for individual customers) remains very high, at 71 points. Additionally, Iti reached 14.6million clients, 66% of whom were under 35 years old. In the fourth quarter alone, Iti acquired 4.7 million clients, and 86% of these new clients had no previous relationship with Itaú Unibanco.
Regarding our financial performance, the recurring managerial result reached R$ 7.2 billion in the fourth quarter of 2021, a 5.6% increase from the previous quarter. Recurring managerial return on equity was 20.2%, while in Brazil the return reached 20.9%. Loan operations continued to grow and our loan portfolio was up 7.9% in Brazil and 6.7% in consolidated. The individuals loan portfolio was up 9.5% in the quarter. The credit card portfolio increased 15.5%, with seasonality pushing it higher at the end of the year, but also driven by our commercial strategy that provides a card for each client’s profile, thus providing a full shelf of cards. In the fourth quarter, we had a historic record with the issuance of 4.8 million cards. Personal loans grew 9.6%, with significant increases in credit lines with better spreads, such as overdraft and consumer credit. Mortgage loans grew 8.3% in this quarter with a high production level throughout 2021 and excellent customer satisfaction, since the transactional NPS of the operation reached 73 points in December 2021, up 2 points from September 2021. Our financial margin with clients reached R$19.9 billion, an increase of 13.2% in the quarter, driven by a higher volume of credit and a change in product mix with higher relative growth of products with better spreads. Additionally, the increase in interest rates positively impacted the liabilities’ margin and our own working capital. These positive effects more than offset the lower spreads. Cost of credit reached R$6.2 billion, due to higher expenses in the Retail business segment in Brazil, driven by the increase of unsecured personal credit origination. Margin with the market was down in the quarter to R$1.3 billion. Commissions and fees were up due to the impact of (i) higher economic activity and consequently higher revenue from cards (both issuer and acquirer), which are seasonally higher in this period of the year, and (ii) higher revenue from current account packages, mainly for companies. Higher insurance sales are also worth mentioning and led to a 9.1% growth in earned premiums. Non -interest expenses increased 4.2% in the quarter. In Brazil, non-interest expenses were up 1.9%, even with the full effect of the collective agreement on our personnel expenses, driven by higher investments in our business and higher transactional costs (seasonally higher in the forth quarter), partially offset by savings generated by our efficiency program. Efficiency ratio in Brazil decreased 1.4 p.p. and reached 40.7% in the quarter, the lowest level in five years.
In 2021, the recurring managerial result was up 45.0% year -on-year. Recurring managerial return on equity was 19.3%. The positive effect of the loan portfolio increase, associated with the gradual change in the portfolio mix to loans of the Retail segment, led to a 8.3% rise of the financial margin with clients. Additionally, the interest rate increase positively impacted the remuneration of our own working capital and the liabilities’ margin. These positive effects were partially offset by lower spreads on credit products. In addition to this higher margin with clients, the financial margin with the market increased and cost of credit decreased. Both moves were driven by the unexpectedly volatile macroeconomic scenario that characterized the first quarter of 2020, in addition to the good performance of the treasury throughout 2021.
Commissions and fees and result from insurance operations rose by 5.8% year-on-year, having the XP Inc. contributed during just five months. Disregarding the result of XP Inc, the growth would have been 7.2%. This increase was the result of higher revenues from card-issuing activities and higher gains from financial advisory services due to greater activity in capital markets. Another highlight was the 0.5% increase in non -interest expenses in Brazil, despite the 10.1% inflation rate in the period. It is worth mentioning that we continue investing in technology and in our business, and our efficiency program has significantly helped improve this performance.
main figures
recurring managerial result
R$7.2 bn    +5.6%
4Q21    4Q21 x 3Q21
credit portfolio
R$1,027.2 bn    +6.7%
4Q21    4Q21 x 3Q21
financial margin with clients
R$19.9 bn    +13.2%
4Q21    4Q21 x 3Q21
financial margin with the market
R$1.3 bn    -32.6%
4Q21    4Q21 x 3Q21
cost of credit
R$6.2 bn    +18.5%
4Q21    4Q21 x 3Q21
fees and insurance
R$11.9 bn    +2.9%
4Q21    4Q21 x 3Q21
non-interest expenses
R$13.4 bn    +4.2%
4Q21    4Q21 x 3Q21
15,000     30.0%
13,000
25.0%
11,000     18.9%19.7%20.2%
18.5%
20.0%
16.1%
9,000     7,159
6,398 6,5436,779
7,000    5,388 15.0%
5,000
10.0%
3,000
5.0%
1,000
(1,000)     0.0%
Recurring Managerial Return on Average Equity20.2%
4Q20    1Q21 2Q213Q214Q21
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)
Itaú Unibanco Holding S.A.    08

Management Discussion & Analysis    Executive Summary
Customer support during the crisis
Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions. In the second half of March 2020, we launched the 60+ initiative, which among other benefits, granted a 60-day grace period for repayments under the credit contracts without delay. In mid-April 2020, we launched a more comprehensive support program called Travessia.
Loan portfolio reprofiling for individuals, very small and small companies
Balances at December 31st, 2021
Portfolio
(1) delinquency ratios calculated based on the total balance of the reprofilled portfolio as of September 2020.
Solutions offered to customers
Grace periods of up to    Extended loan terms of up to New interest rate conditions
120 days for individuals and    6 years for individuals and
180 days for small and medium companies    5 years for small and medium companies
2021 Forecast
The results for 2021 compared to our previously disclosed forecast for 2021 are presented below:
(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.
Itaú Unibanco Holding S.A.    9

Management Discussion & Analysis    Executive Summary
2022 Forecast
We present below our 2022 forecast:
(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.
Itaú Unibanco Holding S.A.    10

Income Statement
and Balance Sheet
Analysis
Management Discussion and Analysis and
Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial **Financial Margin**

Highlights

- The financial margin with clients was up 13.2% in the quarter driven by the higher average credit volume and better mix of products. In addition, there was growth in Latin America and we had a positive impact of the Selic interest rate on our own working capital and on our liabilities' margin.
- The financial margin with the market was down 32.6% in the quarter driven by lower gains from management of assets and liabilities of our balance sheet in Brazil and by the hedging strategy on investments abroad, partially offset by higher treasury gains in the Latin American units.

In R$ million	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Financial Margin with Clients	19,906	17,587	13.2%	16,020	24.3%	70,467	65,087	8.3%
Financial Margin with the Market	1,299	1,928	-32.6%	1,567	-17.1%	7,679	5,008	53.3%
Total	21,205	19,515	8.7%	17,587	20.6%	78,146	70,095	11.5%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


11.7%
17.6
(1.2)
16.4
0.8
0.6
0.1
0.3
18.3
1.6
19.9
1
2
3
4
1
3Q21
Working Capital(1) and other 3Q21
Spread-Sensitive Operations 3Q21
average asset portfolio
product mix
spreads and liabilities' margin
Latin America and other(2)
Spread-Sensitive Operations 4Q21
Working Capital(1) and other 4Q21
4Q21

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment.

1. **Working capital and other (+ R$0.4 billion):** positive effect of the higher average rate on the remuneration of our own working capital and higher average balance driven by the net income in the period.
2. **Average asset portfolio (+ R$0.8 billion):** continuous growth in credit portfolios for both individuals and companies.
3. **Product mix (+ R$0.6 billion):** positive impact driven by the relative higher growth of products, such as overdraft, consumer credit and financed credit card
4. **Spreads and liabilities' margin (+ R$0.1 billion):** positive impact of the SELIC interest rate on the liabilities' margin partially offset by lower spreads on credit products to individuals.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	4Q21 Average Balance (1)	4Q21 Financial Margin	4Q21 Average Rate (p.a.)	3Q21 Average Balance (1)	3Q21 Financial Margin	3Q21 Average Rate (p.a.)
Financial Margin with Clients	1,043,720	19,906	7.7%	962,444	17,587	7.4%
Spread-Sensitive Operations	921,267	18,267	8.1%	847,859	16,359	7.8%
Working Capital and Other	122,453	1,639	5.4%	114,586	1,228	4.3%
Cost of Credit		(6,200)			(5,232)	
Risk-Adjusted Financial Margin with Clients	1,043,720	13,706	5.3%	962,444	12,355	5.2%

(1) Average daily balance.

Consolidated


9.2%
8.4%
7.5%
7.3%
7.3%
7.4%
7.4%
7.7%
3.7%
4.3%
4.4%
4.5%
5.4%
5.3%
5.2%
5.3%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Brazil


11.1%
10.2%
9.0%
8.6%
8.5%
8.6%
8.5%
8.8%
4.1%
5.2%
5.4%
6.2%
6.2%
5.9%
5.9%
6.0%
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Financial margin with clients — Risk-adjusted financial margin with clients

Itaú Unibanco Holding S.A.

12

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

Highlights

- The increase in cost of credit in the quarter was driven by the higher provision for loan losses in the Retail business segment in Brazil, due to the increase in loan operations, with higher origination in consumer credit products non collateralized. In Latin America, the increase in the provision for loan losses was mainly driven by the corporate segment in Itaú Corpbanca.
- Compared to 2020, the reduction in cost of credit was driven by increased provisioning requirements in the first half of 2020, due to changes in the macroeconomic scenario and financial prospects of individuals and companies, captured by our expected loss provisioning model.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Provision for Loan Losses	(6,827)	(5,526)	23.5%	(5,641)	21.0%	(21,623)	(29,938)	-27.8%
Recovery of Loans Written Off as Losses	819	857	-4.4%	885	-7.5%	3,094	3,270	-5.4%
Result from Loan Losses	**(6,009)**	**(4,670)**	**28.7%**	**(4,756)**	**26.3%**	**(18,529)**	**(26,668)**	**-30.5%**
Impairment	384	21	1729.0%	(832)	-	445	(1,463)	-
Discounts Granted	(576)	(583)	-1.3%	(445)	29.3%	(2,151)	(2,078)	3.5%
Cost of Credit	**(6,200)**	**(5,232)**	**18.5%**	**(6,033)**	**2.8%**	**(20,234)**	**(30,209)**	**-33.0%**

Cost of credit increased by R$968 million from the previous quarter, driven by a higher provision for loan losses mainly in the Retail business segment in Brazil, as a result of provisioning requirements driven by the growth in loan portfolio, with higher origination in consumer credit products non collateralized. This effect was partially offset by the rating upgrade of a specific client of the Wholesale Banking in Brazil and the resulting impairment reversal.

In 2021, cost of credit was down R$9,974 million on a year-on-year basis. This change is driven by changes in the macroeconomic scenario and financial prospects of individuals and companies in the first half of 2020, captured by our expected loss provisioning model, which led to an increase in the provision for loan losses in the period.

Cost of Credit


R$ millions
2.8
1.9
2.1
2.2
2.5
6,033
445
832
4,756
4,111
409
3,750
-48
4,692
583
8
4,101
5,232
583
4,670
-21
6,200
576
6,009
-384
4Q20
1Q21
2Q21
3Q21
4Q21
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
3.2
2.4
2.6
3.0
3.4
5,641
2,335
4,645
-1,339
4,435
522
4,219
-306
4,834
368
427
4,039
5,526
652
165
4,710
6,827
793
360
5,674
4Q20
1Q21
2Q21
3Q21
4Q21
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, provision for loan losses increased in the Retail business segment in Brazil, due to the provisioning requirements in the quarter, driven by the growth in loan portfolio, with higher origination in consumer credit products non collateralized. Provision for loan losses increased in the Wholesale business segment in Brazil driven by the rating downgrade of specific clients. In Latin America, the increase in the provision for loan losses in the quarter was mainly driven by the corporate segment in Itaú Corpbanca.

Recovery of Loans Written off as Losses


R$ millions
885
686
733
857
819
4Q20
1Q21
2Q21
3Q21
4Q21

The decrease from the previous quarter was mainly driven by the Wholesale business segment in Brazil. In the quarter, the sale of portfolios already written off as losses in the amount of R$559 million generated a positive impact of R$93 million on recovery of loans and of R$51 million on recurring managerial result.

Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
38,582	37,329	40,567	52,158	46,501	48,931

Loan Portfolio by Risk Level



49.4%
52.7%
52.5%
47.9%
51.5%
51.7%
32.0%
29.6%
29.3%
27.8%
26.8%
26.6%
6.1%
5.1%
7.4%
6.3%
5.0%
6.4%
6.7%
4.9%
6.5%
10.0%
6.2%
8.1%
9.1%
6.3%
6.4%
9.2%
6.1%
6.4%
Dec-20
Sep-21
Dec-21
Dec-20
Sep-21
Dec-21
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of September 2021, allowance for loan losses and for financial guarantees provided was up 5.2%. This increase was driven by the growth of the loan portfolio both for the Retail and Wholesale business segments in Brazil.

R$ millions



52,158
51,244
47,810
46,501
48,931
17,742
17,714
17,128
16,557
17,155
754
802
742
746
818
33,662
32,728
29,940
29,198
30,958
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance

* Includes Provision for Loan Commitments.

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to a 100% provision and loans which are not subject to a 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided.

R$ millions

Allocation of the Total Allowance by Type of Risk - Consolidated



Dec-21
13,733
10,137
25,061
48,931
Sep-21
12,565
10,484
23,452
46,501
Dec-20
10,618
11,363
30,176
52,158
Overdue operations
10,618
12,565
13,733
1,591
743
8,285
2,272
909
9,384
2,164
841
10,728
Dec-20
Sep-21
Dec-21
Provision < 100%
1,416
103
38%
3,678
Fully Provisioned
748
737
62%
7,050
Aggravated risk rating
11,363
10,484
10,137
1,880
2,857
6,626
1,969
2,605
5,910
1,407
2,672
6,058
Dec-20
Sep-21
Dec-21
Renegotiations
1,025
2,577
81%
4,599
Overdue
382
95
19%
1,458
Potential Loss
30,176
23,452
25,061
10,104
4,745
15,326
4,930
1,912
16,609
4,792
2,358
17,911
Dec-20
Sep-21
Dec-21
Retail - Brazil 1
Wholesale - Brazil 1
Latin America 2

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Itaú Unibanco Holding S.A. 14

Management Discussion & Analysis | Income Statement Analysis
Itaú

Credit Quality

Highlights

- The NPL 90 days overdue ratio (NPL 90) decreased by 10 basis points from the previous quarter. The ratio in Latin America and in the corporate and very small, small and middle-market companies segments decreased. The ratio for the individuals segment increased after reaching the lowest level since the merger between Itaú and Unibanco, due to the increase in delinquency rates for vehicle financing, credit card and payroll loans.
- The NPL 15 to 90 days overdue ratio (NPL 15-90) increased in the quarter, driven by the increase in the ratio for individuals in Brazil. The decrease in very small, small and middle-market companies, due to the better credit quality of recent vintages, and in Latin America, partially offset this increase.

Nonperforming Loans


R$ billions
16.3
13.7
17.2
13.9
16.9
14.1
19.9
16.0
20.3
16.9
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** a 2.2% increase in the total nonperforming loans portfolio from the previous quarter. This increase occurred in the individuals segment in Brazil and was driven by the growth of the loan portfolio, 9.5% for individuals and 6.7% in the total loan portfolio.

NPL Ratio (%) | over 90 days


2.7
2.7
2.7
2.8
2.8
2.3
2.3
2.3
2.6
2.5
4.2
3.9
3.6
3.6
3.8
1.7
2.5
2.6
2.6
2.3
1.3
1.5
1.4
2.0
1.6
0.4
0.4
0.3
1.1
0.5
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Total
Brazil¹
Individuals
Corporate
Very Small, Small and Middle Market Companies
Latin America²

The total ratio for NPL 90 days decreased from the previous quarter, driven by the lower delinquency rates in Latin America, mainly for companies in Chile. In Brazil, this ratio remained stable, since its reductions in the corporate and very small, small and middle-market companies segments were offset by the increase in the NPL 90-day overdue ratio for individuals, driven by vehicle financing, credit cards and payroll loans.

NPL Ratio (%) | 15 to 90 days


1.8
2.0
2.5
1.7
1.8
1.8
2.0
1.9
1.7
1.8
2.4
2.8
3.9
2.6
2.4
2.7
1.9
2.0
1.7
1.5
1.8
1.6
1.4
1.3
1.2
0.6
0.5
0.8
0.2
0.2
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Total
Brazil¹
Latin America²
Individuals
Very Small, Small and Middle Market Companies
Corporate

The total ratio for NPL 15-90 days increased from the previous quarter. In Brazil, the ratio for individuals increased, mainly in the credit card, vehicles and personal loans portfolios, but remains at a historically low level. This increase was partially offset by the reduction in very small, small and middle-market companies, due to the better credit quality of recent vintages. The ratio for the corporate segment remained stable from the previous quarter. In Latin America, the decrease in the ratio for NPL 15-90 was due to the lower delinquency rates for companies in Chile and Uruguay.

Loan Portfolio Write-Off


R$ millions
4,467
0.6%
5,167
0.7%
4,894
0.7%
4,123
0.6%
4,030
0.5%
4Q20
1Q21
2Q21
3Q21
4Q21
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased by 2.3% from the previous quarter, related to the lower nonperforming loans in 2020. The reductions in Latin America and in the Retail business segment in Brazil more than offset the increase in the Wholesale business segment. The ratio of written-off operations to the average loan portfolio balance also decreased compared to the last quarters, driven both by the write-off reduction and the loan portfolio increase.

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Itaú Unibanco Holding S.A.
15

R$ billions
Management Discussion & Analysis    Income Statement Analysis
Coverage Ratio | 90 days
320%    298%
283%
234%241%
112%    111% 106%99%104%
Dec-20    Mar-21 Jun-21Sep-21Dec-21
Total     Total (Expanded)
952%    835% 922%
519%     588%
443%    430% 355%
282%    264% 254%235%248%
234%240%
236%    230% 224%221%218%
Dec-20    Mar-21 Jun-21Sep-21Dec-21
Total—Brazil¹     Latin America ex-Brazil
Retail Banking—Brazil     Wholesale Banking—Brazil
The 700 basis point increase in total coverage ratio was driven by the nominal reduction in NPL 90-day loans in Latin America and in the Wholesale business segment in Brazil. Our expected loss provisioning model maintains the proper level of provisions taking into account the financial conditions of our clients and the change in the macroeconomic scenario.
¹ Includes units abroad ex-Latin America.
NPL Creation
7,071
5,697    6,060
4,612 4,803
5,104    4,455 4,2724,3354,476
1,281     1,646
637
240 -125
1,090
323
-43     100-202
4Q20    1Q21 2Q213Q214Q21
Total    Retail Banking—Brazil Wholesale Banking—BrazilLatin America ex-Brazil
NPL Creation over Credit Portfolio(*)
1.7%
1.4%    1.3% 1.3%1.3%
0.8%    0.9% 1.0%
0.6%
0.8%0.6%
0.3%    0.6% 0.1%0.6%
-0.1%
0.2%
0.1%
0.0%     -0.1%
4Q20    1Q21 2Q213Q214Q21
Total    Retail Banking—Brazil Wholesale Banking—BrazilLatin America ex-Brazil
Compared to the previous period, the NPL Creation decrease was mainly driven by the lower volume of NPL 90-day loans in Latin America and in the Wholesale business segment in Brazil. The ratio for the Retail business segment in Brazil remained stable by 1.3%, driven by the portfolio quality.
(*) The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.
Renegotiated Loans Operations
By overdue period measured at the time of renegotiation
Brazil
32.0     32.732.231.1
35.9     36.936.235.0
4.0     4.24.03.9
1.6
1.7     1.51.5
9.9     9.69.18.9
8.4     9.19.69.2
1.3
1.1
1.41.3
10.9    11.1 10.610.1
A decrease of 2.9% in renegotiated loan operations was recorded for companies, and the highlight was loan operations for those more than 30 days overdue at the time of renegotiation. This reduction led to a
30.4    better NPL 90 ratio and to a decrease in the coverage ratio (LLP/
34.0    Portfolio) in the quarter.
3.6
1.5     38.5%
8.5    34.8% 36.1%37.3%37.8%
8.9     21.0%22.1%22.7%21.0%
1.4    16.2%
10.0
Dec-20    Mar-21 Jun-21Sep-21Dec-21
Non- overdue     Up to 30 days overdue31-90 days overdue
Over 90 days overdue     Written-off as a LossLatin AmericaDec-20Mar-21Jun-21Sep-21Dec-21
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)
Itaú Unibanco Holding S.A.    16

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations were up 2.9% from the third quarter driven by: (i) a 11.3% increase in revenue from credit and debit cards, driven by higher revenues from issuing and acquiring activities; (ii) a 4.9% increase in revenue from current account services, mainly in corporate packages.
- In 2021, our commissions and fees and results from insurance operations were up 5.8%, and the results of XP Inc. have contributed for five months only. The highlights were: (i) a 14.0% increase in revenue from card issuing activities, driven by higher revenues from credit and debit cards, partially offset by lower credit limit fees; (ii) a 15.7% increase in commissions and fees and result from insurance operations, especially in mortgage loans and vehicle financing; (iii) a 5.1% increase in increase in advisory and brokerage services.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Credit and Debit Cards	**3,624**	**3,257**	**11.3%**	**3,109**	**16.6%**	**12,830**	**11,480**	**11.8%**
Card Issuance	2,820	2,570	9.7%	2,381	18.5%	10,085	8,844	14.0%
Acquiring	804	687	17.1%	728	10.4%	2,745	2,635	4.2%
Current Account Services	**1,970**	**1,877**	**4.9%**	**1,877**	**4.9%**	**7,455**	**7,592**	**-1.8%**
Asset Management	**1,386**	**1,531**	**-9.5%**	**1,440**	**-3.8%**	**5,668**	**5,555**	**2.0%**
Fund Management Fees	1,175	1,340	-12.3%	1,317	-10.8%	4,886	4,940	-1.1%
Consórcio Administration Fees	211	190	10.7%	123	71.3%	782	615	27.1%
Advisory Services and Brokerage	**725**	**970**	**-25.3%**	**1,155**	**-37.2%**	**4,315**	**4,105**	**5.1%**
Advisory Services and Brokerage	725	970	-25.3%	812	-10.7%	3,567	2,864	24.5%
Result of investment in XP Investimentos	-	-	-	343	-	748	1,241	-39.8%
Credit Operations and Guarantees Provided	**703**	**695**	**1.1%**	**612**	**14.8%**	**2,676**	**2,312**	**15.7%**
Collection Services	**510**	**510**	**-0.1%**	**499**	**2.2%**	**1,997**	**1,869**	**6.9%**
Other	**453**	**388**	**16.9%**	**379**	**19.5%**	**1,602**	**1,365**	**17.3%**
Latin America (ex-Brazil)	**878**	**842**	**4.2%**	**784**	**12.0%**	**3,326**	**2,952**	**12.7%**
Commissions and Fees	**10,248**	**10,070**	**1.8%**	**9,855**	**4.0%**	**39,870**	**37,230**	**7.1%**
Result from Insurance Operations[1]	1,651	1,499	10.1%	1,392	18.6%	5,963	6,081	-1.9%
Total	**11,899**	**11,569**	**2.9%**	**11,247**	**5.8%**	**45,833**	**43,312**	**5.8%**

[1] Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from credit and debit card issuing activities was up 9.7% from the previous quarter and 18.5% compared to the fourth quarter of 2020, driven by higher transaction volume. These higher revenues both from the previous quarter and on a year-on-year basis were partially offset by lower gains from annual fees and higher volume of points awarded in the relationship program.

The increase in revenue from acquiring activities, both from the previous quarter and on a year-on-year basis, was driven by higher prepayment revenue and higher transaction volume from credit and debit cards, and was partially offset by lower gains from rental of machines.

Card Issuance Activities

R$ millions

Transaction Volume
4Q21

R$188.2 billion
▲ + 14.8% (vs. 3Q21)
▲ + 21.2% (vs. 4Q20)

credit
▲ + 15.4% (vs. 3Q21)
▲ + 25.5% (vs. 4Q20)

debit
▲ + 13.2% (vs. 3Q21)
▲ + 9.5% (vs. 4Q20)


33.3
38.2
40.4
30.0
31.1
31.9
155,364
163,892
188,227
42,384
41,015
46,414
112,980
122,877
141,813
4Q20
3Q21
4Q21
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
4Q21

R$180.1 billion
▲ + 11.4% (vs. 3Q21)
▲ + 16.6% (vs. 4Q20)

credit
▲ + 13.4% (vs. 3Q21)
▲ + 23.0% (vs. 4Q20)

debit
▲ + 8.1% (vs. 3Q21)
▲ + 7.1% (vs. 4Q20)


1,330
1,275
1,269
154,475
161,740
180,117
62,029
61,462
66,444
92,447
100,278
113,673
4Q20
3Q21
4Q21
Credit Card Transactions Volume
Debit Card Transactions Volume
Equipment Base (thousands)

Itaú Unibanco Holding S.A.

17

Management Discussion & Analysis                Income Statement Analysis
Current Account Services
Revenue from current account services was up 4.9% from the previous quarter, driven by revenue from corporate packages, due to gains from collection of single payments by PIX (Central Bank of Brazil’s instant payment system) made by corporate clients. These facts are also responsible for the 4.9% increase on a year-on-year basis.
In the year-to-date, revenue from current account services was down 1.8%, mainly driven by lower revenue from the transfer of funds, due to the fee exemption beginning in November 2020 and the launch of PIX.
Loan Operations and Financial Guarantees Provided
Revenue from loan operations and financial guarantees provided was up 1.1% from the third quarter, driven by higher volumes of financial guarantees.
Revenue from loan operations and financial guarantees provided was up 14.8% on a year-on-year basis and up 15.7% in the year-by-year comparison, driven by the increase in the volume of mortgage loan, vehicle financing and working capital operations.
Asset Management
• Fund Management
Fund management fees were down 12.3% from the third quarter, mainly driven by lower revenues from performance fees in the period. In comparison with 4Q20, the reduction was 10.8%, driven by lower performance fees, partially offset by the higher volume.
Collection Services
Revenue from collection services remained relatively stable from the previous quarter, recording a slight decrease of 0.1%.
On a year-on-year basis and in the year-to-date, this revenue was up 2.2% and 6.9% respectively, driven by higher volumes.
Managed Portfolio and Investment Funds
R$ billions
-0.4%    +4.9%
1,387    1,407 1,4461,4601,455
Advisory Services and Brokerage
Revenue from advisory and brokerage services increased by R$703 million on a year- on-year basis; when compared to the third quarter, it was down 25.3%, driven by the lower capital market activity, mainly in the business of issuing equity securities.
Fixed Income: we took part in local operations with debentures, promissory notes and securitization transactions, which totaled R$47 billion in 2021, and were ranked first in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.
Dec-20    Mar-21 Jun-21Sep-21Dec-21
Note: Does not include Latin America (ex-Brazil).
• Consórcio Administration Fees
Consórcio administration fees were up 10.7% from the previous quarter, and up 71.3% and 27.1% on a year-on-year basis and in the year-by-year comparison, due to a change in our dealer commission provisioning model, occurred in dec/20, in addition to a higher production.
.
Equities: in the year-to-date, we have entered into 63 transactions (including Block Trade) with a volume of R$23 billion, being ranked first in the Dealogic ranking.
Mergers and Acquisitions: in the year-to-date, we have provided financial advisory services on 52 transactions in Brazil, totaling R$190 billion, being ranked first in the Dealogic ranking.
Itaú Unibanco Holding S.A.    18

Management Discussion and Analysis | Insurance, Pension Plan and Premium Bonds

Itaú

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by the increase in earned premiums due to higher sales, by the increase in managerial financial margin and by lower retained claims.
- In 2021, the decrease in the result from insurance, pension plan and premium bonds in the quarter was driven by higher retained claims, impacted by the COVID-19 pandemic that affected the entire insurance market, and by the higher recognition of a provision based on the liability adequacy test when compared to 2020.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Earned Premiums	1,347	1,235	9.1%	1,123	19.9%	4,880	4,482	8.9%
Revenues from Pension Plan	(160)	(13)	1107.6%	(0)	-	(271)	(30)	792.6%
Revenues from Premium Bonds	119	125	-4.8%	90	32.4%	429	350	22.5%
Managerial Financial Margin	93	(84)	-	(96)	-	45	43	4.6%
Commissions and Fees	518	547	-5.2%	537	-3.6%	2,100	2,118	-0.9%
Earnings of Affiliates	70	115	-39.4%	85	-18.0%	402	496	-19.1%
Revenues from Insurance, Pension Plan and Premium Bonds	**1,986**	**1,924**	**3.3%**	**1,738**	**14.3%**	**7,585**	**7,460**	**1.7%**
Retained Claims	(329)	(417)	-21.1%	(340)	-3.2%	(1,600)	(1,354)	18.2%
Insurance Selling Expenses	(6)	(7)	-22.1%	(6)	-9.2%	(21)	(25)	-13.5%
Result from Insurance, Pension Plan and Premium Bonds	**1,651**	**1,499**	**10.1%**	**1,392**	**18.6%**	**5,963**	**6,081**	**-1.9%**
Recurring Managerial Result	**629**	**547**	**15.1%**	**474**	**32.7%**	**2,258**	**2,425**	**-6.9%**

The increase in the result from insurance, pension plan and premium bonds operations in the quarter was driven by: (i) an increase in earned premiums in all recurring insurance portfolios, mainly life and personal accidents, credit life and mortgage, due to higher sales; (ii) an increase in the managerial financial margin, driven by the higher remuneration on our assets; and (iii) a decrease in retained claims, due to the lower effects of the COVID-19 pandemic in the quarter. These effects were partially offset by the recognition of a provision based on the liability adequacy test carried out this quarter on pension plans.

In 2021, the worsening of the COVID-19 pandemic led to an increase in retained claims in the period, mainly in the life, mortgage, credit life and family protection insurance portfolios, on a year-on-year basis. Additionally, as a result of the liability adequacy test carried out on pension plans, a higher provision had to be recognized in 2021. These effects led to the decline in the result from insurance, pension plan and premium bonds in the period.

Earned Premiums Breakdown


R$ millions
1,123
1,131
1,167
1,235
1,347
7.1%
10.3%
5.8%
14.0%
16.2%
46.7%
7.0%
10.8%
5.7%
13.5%
16.2%
46.8%
6.9%
11.7%
4.6%
13.4%
16.0%
47.4%
7.1%
11.5%
5.2%
13.2%
15.9%
47.1%
6.7%
11.6%
8.6%
13.1%
15.2%
44.8%
4Q20
1Q21
2Q21
3Q21
4Q21
Life and Personal Accidents
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
30.3%
31.5%
42.6%
33.8%
24.5%
340
356
497
417
329
14.5%
4.5%
6.2%
10.5%
13.2%
51.1%
13.6%
4.9%
6.4%
10.5%
10.3%
54.4%
10.9%
10.3%
6.6%
12.5%
6.6%
53.2%
11.9%
9.3%
7.4%
9.5%
7.7%
54.2%
19.8%
3.9%
6.3%
10.3%
9.4%
50.3%
4Q20
1Q21
2Q21
3Q21
4Q21
Life and Personal Accidents
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement of the Insurance Segment (Recurring Activities)

In R$ millions	4Q21	4Q20	Δ
Earned Premiums	1,278	1,060	20.5%
Retained Claims	(269)	(297)	-9.4%
Selling Expenses	(4)	(5)	-21.0%
Underwriting Margin	**1,004**	**758**	**32.5%**
Managerial Financial Margin	45	(17)	-
Commissions and Fees	141	123	14.3%
Other Income and Expenses [1]	(632)	(486)	29.9%
Recurring Managerial Result	**559**	**377**	**48.1%**
Recurring Return on Allocated	**92.4%**	**71.5%**	**20.9 p.p.**
Combined Ratio	**50.5%**	**63.9%**	**-13.3 p.p.**

The recurring insurance activities include bancassurance products related to life, property, credit life and third party insurance policies. In the fourth quarter of 2021, earned premiums increased by 20.5%, mainly due to higher sales of life and personal accidents, mortgage, family protection and credit life insurance policies, and retained claims decreased, driven by the lower effects of the COVID-19 pandemic, on a year-on-year basis. Managerial financial margin increased, driven by the higher remuneration on our assets. The sum of these effects led to a 48.1% increase in the results of recurring insurance activities in the period.

[1] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Note: As from 4Q20, the Familiar Protection products are considered as Insurance Recurring Activities. Previously this was treated as a Pension Plan product.

Itaú Unibanco Holding S.A.

19

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses increased by 4.2% compared to the previous quarter. Personnel expenses increased mainly driven by higher profit sharing expenses. Administrative expenses are seasonally higher in the fourth quarter and increased, mainly due to expenses on advertising, third-party services, facilities, materials, data processing and telecommunication.
- In 2021, our efficiency ratio was 44.0% (Brazil: 42.0%), reaching the lowest level since 2016. The strategic cost management led to a 0.5% increase in expenses in Brazil on a year-on-year basis, despite the 10.1% inflation rate (IPCA) in the period. The growth in expenses in Latin America, mainly driven by the foreign-exchange variation and inflation rate, resulted in a 2.0% increase in non-interest expenses.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Personnel Expenses	(5,396)	(5,284)	2.1%	(5,228)	3.2%	(20,599)	(19,262)	6.9%
Compensation, Charges and Social Benefits	(3,745)	(3,757)	-0.3%	(3,727)	0.5%	(14,766)	(14,482)	2.0%
Management and Employees' Profit Sharing (1)	(1,590)	(1,470)	8.2%	(1,355)	17.4%	(5,627)	(4,470)	25.9%
Employee Terminations	(13)	(31)	-58.8%	(104)	-87.8%	(105)	(218)	-51.7%
Training	(48)	(27)	79.5%	(41)	15.9%	(100)	(92)	9.1%
Administrative Expenses	(4,411)	(4,177)	5.6%	(4,373)	0.9%	(16,462)	(16,499)	-0.2%
Third-Party and Financial System Services, Security and Transportation	(1,690)	(1,595)	6.0%	(1,765)	-4.3%	(6,329)	(6,448)	-1.9%
Data Processing and Telecommunications	(854)	(813)	5.1%	(958)	-10.8%	(3,303)	(3,469)	-4.8%
Facilities and Materials	(756)	(701)	7.9%	(640)	18.2%	(2,754)	(2,725)	1.1%
Depreciation and Amortization	(577)	(587)	-1.6%	(629)	-8.2%	(2,516)	(2,534)	-0.7%
Advertising, Promotions and Publications	(413)	(398)	3.8%	(296)	39.4%	(1,176)	(946)	24.3%
Other	(120)	(83)	44.4%	(85)	41.8%	(384)	(376)	2.0%
Provision Expenses	(307)	(371)	-17.2%	(710)	-56.8%	(1,775)	(2,984)	-40.5%
Provision for lawsuits civil	(166)	(187)	-11.1%	(199)	-16.5%	(742)	(732)	1.3%
Provision for labor claims	(215)	(148)	45.8%	(492)	-56.3%	(1,055)	(2,107)	-49.9%
Provision for tax and social security obligations	75	(11)	-764.2%	(20)	-471.1%	48	(46)	-204.0%
Other risks	(0)	(25)	-99.5%	1	-108.8%	(26)	(99)	-73.8%
Operating Expenses	(887)	(983)	-9.7%	(914)	-2.9%	(3,760)	(3,686)	2.0%
Selling - Credit Cards	(685)	(649)	5.5%	(674)	1.7%	(2,692)	(2,445)	10.1%
Claims and Other	(203)	(333)	-39.2%	(240)	-15.6%	(1,068)	(1,241)	-13.9%
Other Tax Expenses (2)	(110)	(87)	26.5%	(48)	128.3%	(387)	(352)	10.0%
Total - Brazil	(11,111)	(10,900)	1.9%	(11,273)	-1.4%	(42,983)	(42,783)	0.5%
Latin America (ex-Brazil) (3)	(2,250)	(1,919)	17.3%	(2,048)	9.8%	(8,204)	(7,381)	11.1%
Total	(13,361)	(12,819)	4.2%	(13,322)	0.3%	(51,186)	(50,164)	2.0%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by: (I) higher personnel expenses, driven by higher profit sharing expenses and higher volume of training provided; and (II) higher administrative expenses, due to marketing campaigns carried out in the media in the period, to higher third-party service expenses, mainly advisory and consulting services, and to higher expenses on facilities, materials, data processing and telecommunication. In Latin America, non-interest expenses increased driven by higher IT-related personnel and administrative expenses.

Compared to 2020, non-interest expenses were up 0.5% in Brazil. During the period, our efficiency program saved approximately R$2.1 billions, more than offset by the R$1.9 billion investment in business and technology. Personnel expenses increased driven by the inclusion of ZUP's results in net income as from the second quarter of 2020, the effects of the negotiation of the collective wage agreement and the increase in profit sharing expenses. Operating expenses were also higher, driven by the increase in expenses on credit card commissions, due to the higher transaction volume. In Latin America, expenses increased driven by foreign exchange variations and inflation rate in the period.

Number of Employees - in thousands



96.5
12.1
0.6
72.9
11.0
Dec-20
97.1
12.1
0.6
72.6
11.8
Mar-21
98.3
12.0
0.7
72.6
13.0
Jun-21
98.8
11.9
0.7
72.6
13.6
Sep-21
99.6
11.5
0.7
73.4
14.0
Dec-21
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Bank.

99.6 thousand
employees at the end of the 4Q21

▲ **+0.8%** (Dec-21 vs. Sep-21)
▲ **+3.2%** (Dec-21 vs. Dec-20)

We have increased the number of investment advisors and, as part of our commitment to speeding up our digital transformation process, we have hired additional personnel for the technology area, leading our workforce to increase by 3.2% year-on-year.

Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis    Income Statement Analysis
Efficiency Ratio
Efficiency Ratio:
49.4
44.6 44.544.043.0
47.0    43.2
42.242.140.7
47.1    45.0 47.145.146.644.445.6 43.644.0 42.0
4Q20    1Q21 2Q213Q214Q21
Trailing 12-month Efficiency Ratio (%)     Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)     Quarterly Efficiency Ratio in Brazil (%)
12-month period: decrease of 300 basis points year-on-year. During the period, non-interest expenses were up 2.0%, whereas revenue increased by 9.4%.
Branches Efficiency Ratio in 4Q21
Brick and Mortar Branches                Digital Branches
Non-interest expenses in Brazil
4Q20    1Q21 2Q213Q214Q21
2.5% 1.8%
-0.3%    -0.8% -1.4%
-4.6%     -5.4%
-6.5%     -7.7%
-10.4%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year
Compared to the same period of last year, non-interest expenses in Brazil were down 1.4% in the fourth quarter of 2021. During the same period, the inflation rate was 10.1% (IPCA). Therefore, the actual decrease in the fourth quarter of 2021, adjusted for inflation, was 10.4%.
71.5%    28.3%
Change, highlighting investments
2021 vs. 2020
Distribution Network
Points of Service | Brazil and Abroad
The number of available ATMs in our own network in Brazil decreased by 3.4% year-on-year, driven by the closure of brick and mortar branches.
45,556    45,319 45,42045,47245,329
23,798    23,618 23,79824,07524,255
1,071     1,0761,0701,0681,068
570     562560576563
20,117    20,063 19,99219,75319,443
Dec-20    Mar-21 Jun-21Sep-21Dec-21
BrazilESBLatin AmericaBanco24Horas
Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties’ establishments. (iii) Does not include points of sale.
Itaú Unibanco Holding S.A.
In R$ billions
Branches and Client Service Branches | Brazil and Abroad
The search for efficiency and higher demand for services through digital channels led to an annual decrease of 0.5% in the number of brick and mortar branches and to an increase of 14.4% in the number of digital branches in Brazil.
4,336    4,334 4,3264,3194,335
195    195 197202223
3,041    3,041 3,0413,0353,026
656    654 649646656
444    444 439436430
Dec-20    Mar-21 Jun-21Sep-21Dec-21
Branches + CSB (Latin America ex-Brazil)    CSB—Brazil
(i)
Brick and Mortar Branches—Brazil    Digital Branches—Brazil
(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.
Geographical Distribution of Service Network(*)
Number of Branches and Client Service Branches
North    Northeast MidwestSoutheastSouth
105    298 2722,632585
(*) In December 2021. Does not include branches and CSBs in Latin America and Itaú BBA.
21

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet

Highlights

- Total assets were up 0.5% in the quarter and 2.4% in the last 12 months, mainly due to increases of 6.8% in the quarter and 16.9% in the year in loan operations.
- Funds from acceptances and issue of securities were up 7.9% (mainly in funds from real estate notes, which increased by 34.8%) and deposits were up 3.9% in the quarter. Deposits grew by 5.1% in the last 12 months, and the highlights were the increases of 7.3% in demand deposits, 3.6% in time deposits and 1.6% in savings deposits. Stockholders' equity was up 3.7% in the quarter, mainly due to the result for the period and the positive effect of the shareholding increased in Itaú Corpbanca.

Assets (In R$ millions, end of period)	4Q21	3Q21	Δ	4Q20	Δ
Current and Long-term Assets	**2,136,498**	**2,125,454**	**0.5%**	**2,079,608**	**2.7%**
Cash	44,512	42,222	5.4%	46,224	-3.7%
Interbank Investments	243,916	241,985	0.8%	294,486	-17.2%
Securities	637,450	661,803	-3.7%	635,947	0.2%
Derivative Financial Instruments	68,856	77,652	-11.3%	76,124	-9.5%
Interbank and Interbranch Accounts	160,723	152,791	5.2%	134,641	19.4%
Loan, Lease and Other Loan Operations	774,927	725,667	6.8%	662,645	16.9%
Other Assets	206,114	223,334	-7.7%	229,542	-10.2%
Permanent Assets	**29,521**	**29,425**	**0.3%**	**36,474**	**-19.1%**
Total Assets	**2,166,019**	**2,154,879**	**0.5%**	**2,116,082**	**2.4%**

Liabilities (In R$ millions, end of period)	4Q21	3Q21	Δ	4Q20	Δ
Current and Long-Term Liabilities	**2,007,337**	**2,001,458**	**0.3%**	**1,965,213**	**2.1%**
Deposits	850,372	818,734	3.9%	809,010	5.1%
Deposits Received under Securities Repurchase Agreements	271,051	281,805	-3.8%	280,541	-3.4%
Funds from Acceptances and the Issue of Securities	143,138	132,616	7.9%	136,638	4.8%
Interbank and Interbranch Accounts	73,299	73,820	-0.7%	59,147	23.9%
Borrowing and Onlending	97,005	93,309	4.0%	83,200	16.6%
Bonds	63,969	70,767	-9.6%	79,599	-19.6%
Provisions	16,240	16,745	-3.0%	16,250	-0.1%
Allowance for Financial Guarantees Provided and Loan Commitments	4,784	4,621	3.5%	4,250	12.6%
Technical Provisions for Insurance	217,558	218,544	-0.5%	223,469	-2.6%
Other Liabilities	269,921	290,497	-7.1%	273,109	-1.2%
Deferred Income	**3,106**	**3,268**	**-5.0%**	**3,163**	**-1.8%**
Minority Interest in Subsidiaries	**11,022**	**10,805**	**2.0%**	**11,113**	**-0.8%**
Stockholders' Equity	**144,554**	**139,348**	**3.7%**	**136,593**	**5.8%**
Total Liabilities and Equity	**2,166,019**	**2,154,879**	**0.5%**	**2,116,082**	**2.4%**

Assets and liabilities denominated in foreign currencies

We have a foreign-exchange risk-management policy associated with our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign-exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	4Q21	3Q21	Δ
Investments Abroad	73,646	65,264	12.8%
Net Foreign Exchange Position (Except Investments Abroad)	(54,737)	(87,600)	-37.5%
Total	**18,909**	**(22,336)**	**-184.7%**
Total in US$	**3,388**	**(4,106)**	**-182.5%**

The investments abroad with risk coverage had their hedges 100% adjusted at the end of 2021, as established in Law No. 14,031 of July 28, 2020. Additionally, we created structural positions in foreign currencies, with the objective of neutralizing the adverse effects of the foreign-exchange variation that affects the capital requirement of the assets on our balance sheet in these currencies and the capital that supports them. The increase in foreign investments is driven by the foreign-exchange variation during the period.

Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis                Balance Sheet
Credit Portfolio
Highlights
The individual loan portfolio was up 9.5% in the quarter and 30.2% in the 12-month period. The highlights were the increase in the credit card portfolio, which is seasonally higher in the fourth quarter, driven by the higher household consumption, in addition to the commercial changes in our product offering. Additionally, we had a historic record for mortgage loans origination in 2021, as a result the portfolio presented a growth of 8.3% and 53.7% in the quarter and in the 12-month period, respectively. Also noteworthy is the increase in personal loans.
Companies loan portfolio increased by 6.8% in the quarter and 11.3% in the 12-month period, with significant increases in (i) export and import financing; (ii) vehicle financing, as a result of higher client demand; and (iii) working capital due to the increase in demand from our customers.
Credit Portfolio by Product
In R$ billion, end of period     4Q213Q21D4Q20D
Individuals—Brazil    (1) 331.7302.89.5%254.830.2%
Credit Card Loans     112.197.015.5%86.330.0%
Personal Loans     41.137.49.8%34.220.0%
Payroll Loans    (2) 63.261.23.3%55.314.3%
Vehicle Loans     29.728.15.6%23.327.2%
Mortgage Loans     85.679.18.3%55.753.7%
Rural Loans     0.00.00.6%0.055.7%
Companies—Brazil    (1) 282.6264.66.8%253.811.3%
Working Capital    (3) 177.7168.85.2%169.44.9%
BNDES/Onlending     7.67.43.2%8.6-11.6%
Export/Import Financing     63.255.713.4%48.430.6%
Vehicle Loans     18.217.07.1%12.347.7%
Mortgage Loans     4.64.60.4%4.52.4%
Rural Loans     11.311.02.3%10.66.7%
Latin America    (4) 204.8200.22.3%201.91.4%
Total without Financial Guarantees Provided     819.1767.56.7%710.615.3%
Financial Guarantees Provided     82.977.17.5%68.920.3%
Total with Financial Guarantees Provided     902.0844.66.8%779.515.7%
Corporate Securities    (5) 125.2117.76.4%90.039.0%
Total Risk     1,027.2962.36.7%869.518.1%
(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.
Credit Concentration
Largest debtors, as of December 31, 2021
Only 12.3% of the credit risk is concentrated in the 100 largest debtors.
In R$ billions    Risk* Risk / Total creditsRisk / Total assets
Largest debtor    6.4 0.7%0.3%
10 Largest debtors    33.7 3.7%1.6%
20 Largest debtors    49.5 5.5%2.3%
50 Largest debtors    79.4 8.8%3.7%
100 Largest debtors    111.1 12.3%5.1%
(*) Including Financial Guarantees Provided.
Credit Portfolio without Financial Guarantees Provided by Vintage
711    768 819
In R$ billions     31.9%31.4%32.3%
q = <-5
q—4     5.0%7.6%6.1%
6.0% 8.2%6.6%
11.2% 8.6%
q—3     8.1%
11.6%
14.2% 11.6%
q—2
34.8%
33.0%
q—1     31.7%
Actual quarter (q)
4Q20 3Q214Q21
Corporate Credit Portfolio with Financial Guarantees by Business Sector
In R$ billions, end of period     4Q213Q21
19.4%    Public Sector 5.34.5
6.1%    Private Sector 475.6448.4
4.7%    Real Estate 32.731.3
9.0%    Transportation 31.729.1
9.3%    Agribusiness and fertilizers 28.125.7
2.0%    Food and beverages 26.125.6
11.6%    Banks and financial institutions 21.018.8
5.8%    Energy and water treatment 21.019.8
13.1%    Vehicles and auto parts 19.317.1
1.4%    Petrochemicals and chemicals 15.014.8
12.9%    Steel and metallurgy 12.811.3
1.4%    Infrastructure work 11.711.6
3.2%    Pharmaceuticals and cosmetics 11.511.2
7.9%    Electronics and IT 11.510.6
2.7%    Oil and gas 9.89.6
5.3%    Telecommunications 9.89.3
6.6%    Mining 9.38.7
0.4%    Entertainment and tourism 8.68.5
11.0%    Capital assets 8.37.5
4.3%    Construction materials 7.87.4
12.6%    Wood & Furniture 7.36.5
2.4%    Services—Other 53.151.8
1.1%    Commerce—Other 34.434.0
10.0%    Industry—Other 13.612.3
8.4%    Other 71.365.7
6.2%    Total 481.0452.8
Itaú Unibanco Holding S.A.    23

Management Discussion & Analysis | Balance Sheet

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Dec-21	33.8%	19.1%	25.8%	12.4%	9.0%
Dec-20	33.9%	21.7%	21.9%	13.4%	9.2%
Dec-14	32.0%	21.8%	15.6%	15.1%	15.6%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Dec-21	47.1%	52.9%
Dec-20	52.1%	47.9%
Dec-14	68.0%	32.0%

Payroll loans

R$63.2 bn as of December 31, 2021

▲ + 3.3% (vs. Sep-21) ▲ + 14.3% (vs. Dec-20)

The payroll loan portfolio for the public sector was up 26.0% from the end of September 2021, mainly due to the granting credit to civil servants Minas Gerais state.

Portfolio by origination (%)
4th Quarter of 2021


48%
52%

Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
4th Quarter of 2021

INSS
Private sector
Public sector


8.2
6.7
48.3

Mortgage loans[2]

R$90.2 bn as of December 31, 2021

▲ + 7.8% (vs. Sep-21) ▲ + 49.9% (vs. Dec-20)

94.9% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations
4th Quarter of 2021

R$13.5 bn

▲ + 45.7% (vs. 4Q20)

73.0% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 54.8%
Portfolio: 45.2%

Corporate loans

R$133.1 bn as of December 31, 2021

▲ + 5.9% (vs. Sep-21) ▲ 0.6% (vs. Dec-20)

In the fourth quarter of 2021, credit origination[3] for corporate loans increased 36% from the previous quarter, due to the higher demand for short and long-term funding. On a year-on-year basis, credit origination increased 19%.

Credit cards

R$112.1 bn as of December 31, 2021

▲ + 15.5% (vs. Sep-21) ▲ + 30.0% (vs. Dec-20)


6.6%
6.9%
86.4%
6.7%
8.5%
84.8%
7.2%
8.2%
84.5%
Dec-20
Sep-21
Dec-21

Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes nonperforming loans more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$29.7 bn as of December 31, 2021

▲ + 5.6% (vs. Sep-21) ▲ + 27.2% (vs. Dec-20)

Originations
4th Quarter of 2021

R$5.3 bn

▲ + 11.4% (vs. 4Q20)

Average Term	% Average Down Payment	Average Ticket
44 months	41%	R$44.8 thousand

Loan-to-value

Vintage (quarterly average): 56.7%
Portfolio: 60.4%

Very small, small and middle market

R$149.6 bn as of December 31, 2021

▲ + 7.6% (vs. Sep-21) ▲ + 23.1% (vs. Dec-20)

In the fourth quarter of 2021, credit origination[3] for very small, small and middle-market companies increased 10% when compared to the last quarter and increased 36% year-on-year.

The 7.6% growth in the quarter, occurred in customers with higher billing in the segment and in vehicles for companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Funding from clients increased 4.3% in the quarter. In the last 12 months the growth was 5.0%, driven by (i) demand deposits, which were up 17.3%, (ii) savings deposits, which were up 6.2%. The growth in time deposits was 1.2%, where the substantial growth in Brazil due to higher demands for fixed income products driven by the rise in interest rates, was partially offset by the reduction in Chile due to the demand for liquidity from institutional clients.
- The assets under management grew by 0.4% in the quarter. In the last 12 months the growth was 6.1%, driven by increases of 6.2% in our own products and 5.3% in open platform, year-on-year.

In R$ millions, end of period	4Q21	3Q21	Δ	4Q20	Δ
Funding from Clients (A)	**925,966**	**887,784**	**4.3%**	**881,561**	**5.0%**
Demand Deposits	158,116	147,389	7.3%	134,805	17.3%
Savings Deposits	190,601	187,562	1.6%	179,470	6.2%
Time Deposits	497,051	479,987	3.6%	491,234	1.2%
Debentures (Linked to Repurchase Agreements and Third Parties' Operations)	21	21	0.0%	1,985	-98.9%
Funds from Bills[1] and Structured Operations Certificates	80,178	72,825	10.1%	74,067	8.3%
Other Funding (B)	**195,533**	**193,422**	**1.1%**	**187,366**	**4.4%**
Onlending	10,776	10,608	1.6%	11,456	-5.9%
Borrowing	86,229	82,701	4.3%	71,744	20.2%
Securities Obligations Abroad	62,960	59,792	5.3%	62,571	0.6%
Other[2]	35,568	40,321	-11.8%	41,594	-14.5%
Portfolio Managed and Investment Funds (C)	**1,494,900**	**1,497,092**	**-0.1%**	**1,423,641**	**5.0%**
Total (A) +(B) + (C)	**2,616,399**	**2,578,298**	**1.5%**	**2,492,567**	**5.0%**

Own Products	**1,749,474**	**1,739,837**	**0.6%**	**1,646,827**	**6.2%**
Own Plataform	**320,652**	**337,931**	**-5.1%**	**304,406**	**5.3%**
Assets under Management	**2,070,126**	**2,077,768**	**-0.4%**	**1,951,233**	**6.1%**
Fiduciary Management and Custody[3]	**421,778**	**410,510**	**2.7%**	**416,530**	**1.3%**
Assets under Management and Administration	**2,491,904**	**2,488,278**	**0.1%**	**2,367,763**	**5.2%**

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 84.7% in the fourth quarter of 2021.


76.7%
77.5%
80.7%
82.3%
84.7%
66.5%
67.8%
69.5%
71.0%
73.0%
In R$ Billions
1,069
927
711
1,089
952
738
1,042
897
724
1,081
933
768
1,121
967
819
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Itaú Unibanco Holding S.A. 25

Management Discussion & Analysis | Capital and Risk

Itaú

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil implementing the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On December 31, 2021, our Tier I Capital ratio reached 13.0%, consisting of 11.3% Common Equity Tier I and of 1.7% Additional Tier I.


12.9%
1.6%
11.3%
0.7%
-0.5%
-0.1%
13.0%
1.7%
11.3%
Tier I Sep-21
Net Income in the quarter and Prudential Adjustments
Risk-Weighted Assets
Securities AFS - MtM
Tier I Dec-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 5.4% driven by the net income for the period, partially offset by the payment of interest on own capital.

RWA: increase of R$58,647 million. The higher amount of credit risk-weighted assets (RWA_{CPAD}) was due to the increase in the loan portfolio.

BIS ratio: in December 2021, our BIS ratio was 3.7 p.p. above the minimum required with capital buffers (11.0%).

In R$ million, end of period	4Q21	3Q21
Common Equity Tier I	130,716	123,547
Tier I (Common Equity + Additional Capital)	149,912	141,409
Referential Equity (Tier I and Tier II)	169,797	161,099
Total Risk-weighted Assets (RWA)	1,153,841	1,095,194
Credit Risk-weighted Assets (RWA_{CPAD})	1,044,344	986,309
Operational Risk-weighted Assets (RWA_{OPAD})	86,512	86,512
Market Risk-weighted Assets (RWA_{MINT})	22,985	22,373
Common Equity Tier I Ratio	11.3%	11.3%
Tier I Capital Ratio	13.0%	12.9%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	14.7%	14.7%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 159.1%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Dec-21	Sep-21
HQLA	307,280	315,791
Potential Cash Outflows	193,093	184,568
LCR (%)	159.1%	171.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 121.1% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Dec-21	Sep-21
Available Stable Funding	1,016,989	978,802
Required Stable Funding	839,830	811,430
NSFR (%)	121.1%	120.6%

For 2021, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	4Q21	3Q21
VaR by Risk Factor		
Interest Rates	1,257	1,038
Currency	13	12
Shares on the Stock Exchange	24	52
Commodities	4	3
Diversification Effects	(602)	(609)
Total VaR	696	496
Maximum VaR in the quarter	707	564
Average VaR in the quarter	627	481
Minimum VaR in the quarter	556	358

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Itaú Unibanco Holding S.A.
26

Management Discussion and Analysis | Segment Analysis

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was up 6.4% in the quarter due to higher financial margin, mainly driven by higher volume of credit and the increase in liabilities' margin. Additionally, commissions and fees also increased, due to the growth in revenue from current account services and credit and debt cards, both issuing and acquiring activities, driven by higher transaction volumes.
- Recurring managerial result was up 51.8% year-on-year. Financial margin increased due to higher volume of credit. Commissions and fees increased and the highlights were higher gains from card issuing activities, current account services and loan operations. Revenues from insurance were also higher driven by the increase in earned premiums.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ
Operating Revenues	**20,640**	**19,033**	**8.4%**	**17,851**	**15.6%**
Managerial Financial Margin	11,953	10,779	10.9%	9,822	21.7%
Commissions and Fees	6,740	6,428	4.9%	6,255	7.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,947	1,825	6.7%	1,774	9.7%
Cost of Credit	**(5,614)**	**(4,646)**	**20.8%**	**(4,270)**	**31.5%**
Retained Claims	**(326)**	**(417)**	**-21.7%**	**(339)**	**-3.7%**
Other Operating Expenses	**(10,621)**	**(10,148)**	**4.7%**	**(10,618)**	**0.0%**
Income before Tax and Minority Interests	**4,079**	**3,822**	**6.7%**	**2,624**	**55.4%**
Income Tax and Social Contribution	**(1,499)**	**(1,391)**	**7.7%**	**(890)**	**68.4%**
Minority Interests in Subsidiaries	**(59)**	**(61)**	**-2.8%**	**(74)**	**-20.0%**
Recurring Managerial Result	**2,521**	**2,369**	**6.4%**	**1,660**	**51.8%**
Recurring Return on Average Allocated Capital	**18.0%**	**18.7%**	**- 0.7 p.p.**	**14.7%**	**3.3 p.p.**
Efficiency Ratio (ER)	**48.7%**	**51.1%**	**- 2.4 p.p.**	**57.6%**	**- 8.9 p.p.**

Loan Portfolio (R$ billion)



+ 8.3%
+ 28.4%
316.5
322.1
344.0
375.0
406.3
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)



268
514
1,101
4Q19
4Q20
4Q21

Share of Transactions
through digital channels*

	4Q21	4Q20
Credit	**40%**	**27%**
Investments	**47%**	**48%**
Payments	**86%**	**85%**

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Itaú Unibanco Holding S.A. 27

Management Discussion and Analysis | Segment Analysis

Itaú

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The 24.1% growth in the recurring managerial result in the quarter was driven by the increase in financial margin, due to the growth in loan portfolio and increase in liabilities' margin.
- Recurring managerial result was up 49.8% year-on-year, driven by higher financial margin, due to higher volume of credit, and by lower cost of credit in Latin America.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ
Operating Revenues	**10,759**	**9,568**	**12.4%**	**8,595**	**25.2%**
Managerial Financial Margin	7,142	5,878	21.5%	5,306	34.6%
Commissions and Fees	3,484	3,613	-3.6%	3,247	7.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	133	77	73.1%	42	219.5%
Cost of Credit	**(586)**	**(586)**	**0.0%**	**(1,764)**	**-66.8%**
Retained Claims	**(3)**	**(1)**	**344.5%**	**(1)**	**102.8%**
Other Operating Expenses	**(4,657)**	**(4,401)**	**5.8%**	**(4,286)**	**8.6%**
Income before Tax and Minority Interests	**5,513**	**4,581**	**20.3%**	**2,543**	**116.8%**
Income Tax and Social Contribution	**(2,060)**	**(1,697)**	**21.4%**	**(898)**	**129.4%**
Minority Interests in Subsidiaries	**(48)**	**(141)**	**-65.8%**	**629**	**-107.6%**
Recurring Managerial Result	**3,405**	**2,743**	**24.1%**	**2,274**	**49.8%**
Recurring Managerial Return on Average Allocated Capital	**24.0%**	**19.7%**	**4.3 p.p.**	**15.9%**	**8.1 p.p.**
Efficiency Ratio (ER)	**40.0%**	**42.7%**	**- 2.7 p.p.**	**47.2%**	**- 7.2 p.p.**

Loan Portfolio (R$ billion)


+ 5.2%
+ 4.8%
394.1
415.8
379.9
392.5
412.8
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	4Q21	3Q21	Δ	4Q20	Δ
Operating Revenues	**2,040**	**2,907**	**-29.8%**	**2,735**	**-25.4%**
Managerial Financial Margin	2,111	2,857	-26.1%	2,459	-14.2%
Commissions and Fees	24	28	-16.9%	353	-93.3%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	(94)	22	-	(77)	21.4%
Other Operating Expenses	**(154)**	**(258)**	**-40.3%**	**(299)**	**-48.4%**
Income before Tax and Minority Interests	**1,886**	**2,649**	**-28.8%**	**2,436**	**-22.6%**
Income Tax and Social Contribution	**(462)**	**(915)**	**-49.4%**	**(969)**	**-52.3%**
Minority Interests in Subsidiaries	**(190)**	**(68)**	**180.2%**	**(12)**	**1456.3%**
Recurring Managerial Result	**1,234**	**1,667**	**-26.0%**	**1,455**	**-15.2%**
Recurring Return on Average Allocated Capital	**16.8%**	**21.3%**	**-4.5 p.p.**	**18.7%**	**- 1.9 p.p.**
Efficiency Ratio (ER)	**3.9%**	**4.0%**	**- 0.1 p.p.**	**3.8%**	**0.1 p.p.**

Itaú Unibanco Holding S.A.

28

Management Discussion & Analysis | Activities Abroad

Itaú

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 92.6% of the recurring managerial result for the quarter. In the operations in Latin America, we achieved a ROE of 13.8%.

Brazil[1] (In R$ million, end of period)

	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Operating Revenues	**29,446**	**28,065**	**4.9%**	**25,890**	**13.7%**	**110,834**	**102,462**	**8.2%**
Managerial Financial Margin	18,100	16,922	7.0%	15,081	20.0%	66,729	60,725	9.9%
Financial margin with clients	17,496	15,609	12.1%	13,984	25.1%	61,833	57,494	7.5%
Financial margin with the Market	603	1,313	-54.0%	1,097	-45.0%	4,895	3,231	51.5%
Commissions and Fees	9,370	9,228	1.5%	9,071	3.3%	36,544	34,278	6.6%
Revenues from Insurance[2]	1,977	1,915	3.2%	1,738	13.7%	7,562	7,460	1.4%
Cost of Credit	**(5,489)**	**(4,656)**	**17.9%**	**(3,821)**	**43.7%**	**(18,238)**	**(25,602)**	**-28.8%**
Provision for Loan Losses	(6,034)	(4,875)	23.8%	(3,307)	82.5%	(19,288)	(24,924)	-22.6%
Impairment	384	21	1729.0%	(832)	-146.2%	445	(1,463)	-130.4%
Discounts Granted	(527)	(536)	-1.6%	(433)	21.8%	(1,994)	(2,052)	-2.8%
Recovery of Loan Loans Written Off as Losses	688	733	-6.2%	751	-8.4%	2,600	2,837	-8.4%
Retained Claims	**(330)**	**(418)**	**-21.0%**	**(340)**	**-3.0%**	**(1,601)**	**(1,354)**	**18.3%**
Other Operating Expenses	**(13,064)**	**(12,788)**	**2.2%**	**(12,947)**	**0.9%**	**(50,276)**	**(49,167)**	**2.3%**
Non-interest expenses	(11,023)	(10,826)	1.8%	(11,176)	-1.4%	(42,708)	(42,513)	0.5%
Tax Expenses and Other[3]	(2,040)	(1,961)	4.0%	(1,770)	15.3%	(7,568)	(6,654)	13.7%
Income before Tax and Minority Interests	**10,563**	**10,203**	**3.5%**	**8,782**	**20.3%**	**40,719**	**26,340**	**54.6%**
Income Tax and Social Contribution	**(3,863)**	**(3,684)**	**4.9%**	**(3,328)**	**16.1%**	**(15,251)**	**(8,493)**	**79.6%**
Minority Interests in Subsidiaries	**(69)**	**(74)**	**-6.5%**	**(86)**	**-20.1%**	**(389)**	**(221)**	**75.8%**
Recurring Managerial Result	**6,631**	**6,445**	**2.9%**	**5,368**	**23.5%**	**25,079**	**17,626**	**42.3%**
Share	**92.6%**	**95.1%**	**-2.4 p.p.**	**99.6%**	**-7.0 p.p.**	**93.3%**	**95.1%**	**-1.8 p.p.**
Return on Average Equity - Annualized	**20.9%**	**20.5%**	**0.4 p.p.**	**17.8%**	**3.2 p.p.**	**19.9%**	**15.3%**	**4.7 p.p.**

Latin America (In R$ million, end of period)

	4Q21	3Q21	Δ	4Q20	Δ	2021	2020	Δ
Operating Revenues	**3,993**	**3,444**	**16.0%**	**3,290**	**21.4%**	**14,767**	**12,323**	**19.8%**
Managerial Financial Margin	3,106	2,593	19.8%	2,506	23.9%	11,418	9,371	21.8%
Financial margin with clients	2,410	1,977	21.9%	2,036	18.4%	8,634	7,593	13.7%
Financial margin with the Market	696	615	13.1%	471	47.9%	2,784	1,777	56.6%
Commissions and Fees	878	842	4.2%	784	12.0%	3,326	2,952	12.7%
Revenues from Insurance[2]	10	8	13.9%	-	-	23	-	-
Cost of Credit	**(711)**	**(576)**	**23.5%**	**(2,213)**	**-67.9%**	**(1,997)**	**(4,607)**	**-56.7%**
Provision for Loan Losses	(793)	(652)	21.8%	(2,335)	-66.0%	(2,334)	(5,014)	-53.4%
Impairment	-	-	-	-	-	-	-	-
Discounts Granted	(48)	(48)	1.6%	(12)	295.6%	(157)	(26)	497.8%
Recovery of Loan Loans Written Off as Losses	131	124	6.1%	134	-2.3%	494	433	14.1%
Retained Claims	**1**	**1**	**14.7%**	**-**	**-**	**1**	**-**	**-**
Other Operating Expenses	**(2,368)**	**(2,020)**	**17.3%**	**(2,256)**	**5.0%**	**(8,637)**	**(7,837)**	**10.2%**
Non-interest expenses	(2,338)	(1,993)	17.3%	(2,145)	9.0%	(8,478)	(7,652)	10.8%
Tax Expenses and Other[3]	(31)	(27)	14.3%	(111)	-72.6%	(159)	(185)	-14.2%
Income before Tax and Minority Interests	**915**	**849**	**7.8%**	**(1,179)**	**-177.6%**	**4,134**	**(121)**	**-3525.8%**
Income Tax and Social Contribution	**(158)**	**(318)**	**-50.3%**	**570**	**-127.8%**	**(1,138)**	**429**	**-365.1%**
Minority Interests in Subsidiaries	**(228)**	**(196)**	**16.6%**	**629**	**-136.3%**	**(1,196)**	**601**	**-299.0%**
Recurring Managerial Result	**528**	**334**	**58.0%**	**20**	**2486.5%**	**1,800**	**910**	**97.8%**
Share	**7.4%**	**4.9%**	**2.4 p.p.**	**0.4%**	**7.0 p.p.**	**6.7%**	**4.9%**	**1.8 p.p.**
Return on Average Equity - Annualized	**13.8%**	**11.1%**	**2.7 p.p.**	**0.6%**	**13.1 p.p.**	**13.2%**	**7.4%**	**5.8 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
+ 2.6% (4Q21 vs. 3Q21)
+ 7.4% (4Q21 vs. 4Q20)
R$ 5.197
R$ 5.439
R$ 5.581
4Q20
3Q21
4Q21
Colombian Peso vs. BRL
+ 3.9% (4Q21 vs. 3Q21)
+ 10.8% (4Q21 vs. 4Q20)
656.60
700.77
727.80
4Q20
3Q21
4Q21
Uruguayan Peso vs. BRL
+ 1.4% (4Q21 vs. 3Q21)
- 1.4% (4Q21 vs. 4Q20)
8.11
7.88
7.99
4Q20
3Q21
4Q21
Argentine Peso vs. BRL
+ 1.3% (4Q21 vs. 3Q21)
+ 13.8% (4Q21 vs. 4Q20)
16.16
18.15
18.39
4Q20
3Q21
4Q21
Chilean Peso vs. BRL
+ 2.5% (4Q21 vs. 3Q21)
+ 11.6% (4Q21 vs. 4Q20)
136.57
148.65
152.37
4Q20
3Q21
4Q21
Paraguayan Guarani vs. BRL
- 3.1% (4Q21 vs. 3Q21)
- 7.3% (4Q21 vs. 4Q20)
1,325
1,268
1,229
4Q20
3Q21
4Q21

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Information for Latin America is presented in the nominal currencies.

Itaú Unibanco Holding S.A.

29

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.


France
England
Spain
Portugal
Germany
Switzerland
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Peru
Brazil
Paraguay
Chile
Uruguay
Argentina

Our business abroad focuses on the following activities:

1. Corporate & Investment
2. Asset Management
3. Private Banking
4. Retail

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,079	5,214	1,554	1,007	2,691	11,545	712	99,598
Branches & CSBs	23	188	78	37	104	430	-	4,335
ATMs	62	402	175	308	121	1,068	-	45,329

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 34 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Corpbanca 4Q21	Itaú Corpbanca 3Q21	Δ	Itaú Argentina 4Q21	Itaú Argentina 3Q21	Δ	Itaú Paraguay 4Q21	Itaú Paraguay 3Q21	Δ	Itaú Uruguay 4Q21	Itaú Uruguay 3Q21	Δ
Operating Revenues	2,429	2,098	16%	473	422	12%	316	319	-1%	607	550	10%
Managerial Financial Margin	2,057	1,696	21%	357	322	11%	211	210	0%	320	284	12%
Financial Margin with Clients	1,647	1,365	21%	288	260	11%	185	158	17%	236	215	10%
Financial Margin with the Market	410	331	24%	69	63	10%	26	52	-51%	84	70	20%
Commissions and Fees	373	402	-7%	116	99	17%	96	99	-4%	287	265	8%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	-	-	-	10	9	6%	-	-	-
Cost of Credit	(617)	(495)	25%	(29)	(41)	-29%	(21)	(21)	-1%	(38)	(21)	84%
Provision for Loan Losses	(700)	(578)	21%	(26)	(42)	-39%	(26)	(14)	77%	(36)	(18)	101%
Discounts Granted	(36)	(35)	3%	(5)	(0)	-	-	(9)	-	(8)	(6)	24%
Recovery of Loans Written Off as Losses	119	118	1%	1	1	72%	5	2	125%	5	3	62%
Other Operating Expenses	(1,397)	(1,235)	13%	(351)	(300)	17%	(159)	(142)	12%	(409)	(350)	17%
Non-Interest Expenses	(1,391)	(1,233)	13%	(295)	(247)	20%	(154)	(140)	10%	(408)	(349)	17%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(6)	(2)	165%	(55)	(53)	4%	(6)	(1)	754%	(1)	(1)	39%
Insurance Selling Expenses	-	-	-	-	(0)	-	-	(1)	-100%	-	(0)	-
Income before Tax and Minority Interests	416	368	13%	93	80	16%	136	156	-13%	159	178	-11%
Income Tax and Social Contribution	4	(149)	-103%	(32)	(26)	23%	(39)	(47)	-17%	(62)	(71)	-13%
Minority Interests in Subsidiaries [1]	(224)	(195)	15%	-	-	-	-	-	-	-	-	-
Recurring Net Income	196	23	743%	61	54	12%	97	109	-11%	97	108	-9%
Return on Average Equity - Annualized	9.1%	1.6%	7.4 p.p.	16.8%	13.7%	3.1 p.p.	23.5%	27.5%	-3.9 p.p.	17.4%	20.0%	-2.6 p.p.
Efficiency Ratio	57.4%	58.8%	-1.4 p.p.	70.8%	67.0%	3.8 p.p.	49.4%	44.2%	5.2 p.p.	67.4%	63.7%	3.7 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Corpbanca

- Higher margin with clients, driven by the decrease in spread on loan operations and deposits, and by the sale of the student loan portfolio.
- Higher margin with the market driven by the volatility of local inflation rates, partially offset by the increase in local interest rates.
- Higher cost of credit, mainly driven by provisions for Corporate clients.
- Higher personnel, variable compensation and operating expenses.

Itaú Argentina

- Higher margin with clients, mainly driven by higher spread on deposits.
- Lower cost of credit, due to downgrade in the Corporate segment in the previous quarter.
- Higher personnel and variable compensation expenses.

Itaú Paraguay

- Higher margin with clients in loan operations and higher volume of deposits.
- Lower margin with the market, mainly driven by the foreign-exchange position.
- Higher personnel expenses.

Itaú Uruguay

- Higher margin with clients in foreign exchange products and higher volume of loans.
- Higher revenue from cards and account maintenance services.
- Higher cost of credit, driven by provisions in the Corporate segment.
- Higher personal, variable compensation and card expenses.

Itaú Unibanco Holding S.A.

30

Additional
Information
Management Discussion & Analysis and
Complete Financial Statements
Management Discussion & Analysis                Itaú Unibanco Shares

Management Discussion & Analysis | Itaú Unibanco Shares

Itaú Unibanco Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as deposit receipts (ADRs) on the New York Stock Exchange (NYSE).

Market Capitalization

R$206 billion | **US$37** billion

The market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day of the period.

Market Consensus (ITUB4) - 12/31/21


Sell
Buy

Sell 01 Hold 05 Buy 14

Source: Bloomberg.

On October 1, 2021, the takeover of XPart S.A. ("XPart") by XP Inc. ("XP") was approved at the general stockholders' meetings of those companies. As a result, the shares of Itaú Unibanco and ADRs of Itaú Unibanco that were being traded with the right to receive securities of XPart will, instead, received (a) in the case of the majority shareholders (IUPAR and Itaúsa S.A.) and the holders of ADRs of Itaú Unibanco, Class A shares issued by XP; and (b) in the case of the other shareholders of XPart, sponsored Level I BDRs, supported by Class A shares issued by XP.

Corporate Structure Chart and Free Float Participation


Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
100.00% Total
36.73% ON 81.90% PN 66.36% Total
63.27% ON 18.10% PN 33.64% Total
Cia. E. Johnston de Participações
50.00% ON 33.47% Total
Itaúsa
50.00% ON 100.00% PN 66.53% Total
IUPAR
Free Float*
39.21% ON 0.004% PN 19.88% Total
51.71% ON 26.22% Total
7.77% ON 99.62% PN 53.05% Total
Itaú Unibanco Holding S.A.
Non-voting Shares Free Float
Brazilian Investors in B3
36%
Foreigners in NYSE
25%
4.8 bn (number of shares)
39%
Foreigners in B3

Strengths of our ownership

- Family ownership and control ensuring a long-term view
- Professional management team
- Broad shareholder base (53.05% of our shares are free floating)
- Strong corporate governance

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Performance in the Capital Market

Price and volume	(R$) ITUB4 (Non-voting Shares)	(R$) ITUB3 (Common Shares)	(US$) ITUB (ADR)
Closing price at 12/31/2021	**20.95**	**19.09**	**3.75**
Maximum price in the quarter	25.38	23.03	4.61
Average price in the quarter	23.05	20.76	4.08
Minimum price in the quarter	20.91	18.91	3.60
Closing price at 09/30/2021	**23.86**	**21.95**	**4.35**
Closing price at 12/31/2020	**26.08**	**22.71**	**5.02**
Change in 4Q21	**-12.2%**	**-13.0%**	**-13.7%**
Change in the last 12 months	**-19.7%**	**-15.9%**	**-25.3%**
Average daily trading volume in 4Q21 - million	**892.8**	**27.7**	**158.7**
Average daily trading financial volume in 12 months - million	**1,033.7**	**24.9**	**194.9**

Shareholder base and indicators	12/31/21	09/30/21	12/31/20
Number of Shares - Million	**9,804**	**9,804**	**9,804**
Common Shares (ON) - Million	4,958	4,958	4,958
Non-voting Shares (PN) - Million	4,846	4,846	4,846
Treasury Shares - Million	**24.2**	**24.2**	**41.7**
Number of Outstanding Shares - Million	**9,780**	**9,780**	**9,762**
Number of Shareholders	**487,819**	**487,811**	**466,560**
Recurring Managerial Result per Share During the Quarter (R$)	**0.73**	**0.69**	**0.55**
Net Income per Share During the Quarter (R$)	**0.64**	**0.59**	**0.78**
Book value per Share (R$)	**14.78**	**14.25**	**13.99**
Price/Earnings (P/E) [1]	**8.19**	**8.85**	**13.46**
Price/Book value (P/B) [2]	**1.42**	**1.67**	**1.86**

(1) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; (2) Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Itaú Unibanco Holding S.A. 32

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the fourth quarter of 2021, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the fourth quarter of 2021 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Dec/31/2021			Dec/31/2020		
Total Assets	**2,166,019**	**(96,813)**	**2,069,206**	**2,112,586**	**(93,334)**	**2,019,252**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,543,302	(81,929)	1,461,373	1,381,449	(12,375)	1,369,074
(-) Provision for Expected Loss at Amortized Cost [5]	(44,146)	3,067	(41,079)	(51,404)	4,353	(47,051)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	164,715	(59,009)	105,706	209,636	(99,601)	110,035
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,212)	2,128	(84)	(4,149)	4,056	(93)
Financial Assets at Fair Value Through Profit or Loss [4]	398,659	35,510	434,169	457,739	7,842	465,581
Tax Assets [7]	66,314	(7,881)	58,433	73,792	(7,148)	66,644
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	39,387	11,301	50,688	45,521	9,541	55,062
Total Liabilities	**2,010,443**	**(105,713)**	**1,904,730**	**1,964,880**	**(100,153)**	**1,864,727**
Financial Assets at Amortized Cost [3 6]	1,655,042	(101,935)	1,553,107	1,595,816	(100,175)	1,495,641
Financial Assets at Fair Value Through Profit or Loss [4]	64,248	(769)	63,479	79,742	(89)	79,653
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	4,866	334	5,200	840	3,552	4,392
Provision for Insurance and Pension Plan	214,311	665	214,976	220,004	996	221,000
Provisions	19,593	(1)	19,592	19,819	-	19,819
Tax Liabilities [7]	9,759	(3,513)	6,246	9,633	(3,922)	5,711
Other Liabilities	42,624	(494)	42,130	39,025	(514)	38,511
Total Stockholders' Equity	**155,576**	**8,900**	**164,476**	**147,706**	**6,819**	**154,525**
Non-controlling Interests	11,022	590	11,612	11,113	419	11,532
Total Controlling Stockholders' Equity [8]	144,554	8,310	152,864	136,593	6,400	142,993

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;

[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;

[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;

[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;

[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Itaú Unibanco Holding S.A.

33

Management Discussion &Analysis | Comparison BRGAPP and IFRS

Itaú

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Dec/31/2021	4th Q/21	3rd Q/21	4th Q/20	jan-dec/21	jan-dec/20
BRGAAP - Values Attributable to Controlling Stockholders	**144,554**	**6,234**	**5,780**	**7,592**	**24,988**	**18,909**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	3,443	(475)	262	612	652	750
(b) Adjustment to Fair Value of Financial Assets	(1,138)	225	(417)	669	(318)	278
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	431	(1)	(1)	(1)	(4)	(4)
(d) Criteria for Write-Off of Financial Assets	1,921	(86)	23	13	(14)	8
(e) Financial Lease Operations	44	(10)	(12)	(12)	(42)	(106)
(f) Other adjustments	3,609	710	440	109	1,498	(939)
IFRS - Values Attributable to Controlling Stockholders	**152,864**	**6,596**	**6,076**	**8,982**	**26,760**	**18,896**
IFRS - Values Attributable to Minority Stockholders	11,612	434	319	(792)	1,624	(3,832)
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**164,476**	**7,030**	**6,395**	**8,190**	**28,384**	**15,064**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas classified as permanent investments were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for January to December, 2021.

Itaú Unibanco Holding S.A.

34

Management Discussion & Analysis    Glossary
Glossary
Executive Summary
Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.
Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders’ Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders’ or Board meetings.
Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.
Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.
Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).
Recurring Managerial Result per Share Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.
Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders’ Equity.
Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.
Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.
Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.
Managerial Financial Margin
Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at the SELIC interest rate.
Financial margin with the market Includes treasury banking, which manages mismatches between assets and liabilities—Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.
Mix of Products
Change in the composition of credit risk assets between periods.
Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.
Asset spreads
Variations in the spreads on credit risk assets between periods.
Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.
Credit Quality
NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio.
Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.
NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.
Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.
Itaú Unibanco Holding S.A.    35

Management Discussion & Analysis    Glossary
Results from Insurance, Pension Plan and Premium Bonds
Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.
Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.
Credit Portfolio
Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.
Funding
Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.
Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.
Capital, Liquidity and
Market Indicators
Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank’s total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.
Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.
Additional Tier I Capital
Consists of instruments of aperpetual nature, which meet the eligibility requirements.
Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.
Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.
Total Capital
The sum of the Tier I and Tier II Capital.
Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWACPAD), the market risk capital requirement (RWAMINT) and the operational risk capital requirement (RWAOPAD).
Results by Business
Segment
Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.
Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.
Activities with the Market + Corporation The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.
Our Shares
Book Value per Share
Calculated by dividing the Stockholders’ Equity on the last day of the period by the number of outstanding shares.
Itaú Unibanco Holding S.A.    36

37
Itaú Unibanco Holding S.A.
(A free translation of tlte original in Portuguese)
Report of independent auditors on
supplementary information
To d1e Ro:
Ita(t Unibanco Holding S.A.
l u lr odu cliou
In connection with ow· audit of the financial statements of Itatl Unibanco Holding S.A. (.Bank) and
Itau Unibanco Holding S.A. and its subsidiaries (Consolidated) as of December ;:11, :.:o:.:1, on which we issued an unmodified audit report nat en February 10 , 2022, we pe1formed a review of the
:~ccounting infom1ation cont ained in the supplementaty information included in the Management
Discussion and Analysis Report of Itau Unibauco Holding and its subsidiaries for the year ended at December 31, 2 0 21.
Scope ofthe re’.i ew
We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy
Council. Our review mainly comprised: (a) inqui.ty of, and discussion with, management responsible for Lhe accounting, fimmcial a.ud operational areas of lhe Bank and i ts subsidiaries wi th regard to the main erite1ia adopted for the preparation of the nccounting information presented in the
supplementAry infor mation; and (b) t•evicw of the s ignificant infonnation and ofthc subsequent events which have, or c.ould have, significant effec.ts on the financial position and the operations of the Bank and its subsidiaties. ‘l1le supplementary information included in the Management Discussion and
Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.
Con clus ion
Based on our review, we are not aware of any material modifications that should be made to the accounting infor·mation contAined in this supplementAry informat ion, in order for· it to be adcquAtc.ly
pr·P.se.nten, in all mllterial respects, in relation to thP. financial s tatP.mP.nts at De<’P.mhP.r 31, 2021, taken as a whole, prepared in accordance \vith the accounting practices adopted in Brazil applicable to institutions authorized to o~erate by the Hraziliau Centntl J:!ank (HAC.EN).
Auditores ludependenles Ucla.
PricewaterhouseCcopers, Av. Frandsco Matarazzo 1400, Torre Torino, Silo Paulo, SP, Brasil, 05001-903, Caixa Postal6oo54,

4Q
21
Complete
financial statements in BRGAAP
December 31, 2021

Management Report 2021

Recurrent managerial income

R$ 26.9 bn

Efficiency ratio

44.0%

42.0% Brazil

ROE Recurrent managerial

19.3%

19.9% Brazil

Composition or recurrent managerial income per business

Non-interest expense

+2.0% vs. 2020

R$ 51.2 bn



Credit
40%
3%
Capital Surplus & Trading
26.9 Total
57%
Services & Insurance

in billions of Reais

Number of shareholders

in thousands



241
467
487
Dec/19
Dec/20
Dec/21

Credit portfolio[1]

in billions of Reais



722.7
239.8
95.3
221.3
166.3
Dec/19
+20.3%
869.5
255.6
127.6
269.0
217.3
Dec/20
+18.1%
1,027.2
332.6
157.5
313.7
223.5
Dec/21
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America

(1) Includes financial guarantees provided and corporate securities

Dear reader,
The year 2022 has arrived with an air of optimism, but also one of caution in the light of the challenges facing us, and we will push ahead with our projects of technological and cultural transformation, with the client at the center of everything we do.
As a Brazilian bank with the majority of our operations in this country, we have been significantly affected by Brazil’s economic, political and social conditions. Brazilians GDP declined by 3.9% in 2020, affected by the coronavirus outbreak. The fiscal response, the quantitative easing and the gradual resumption of economic activities led to a recovery in the second half of 2020. Following a significant advance in the 1st quarter of 2021, GDP fell back in the 2nd quarter. The volatility in the farming sector and the supply side restrictions in industry were behind this drop in performance. There was a slight reduction in the 3rd quarter because of the decline in the performance of agriculture, strongly affected by climatic problems, as well as that of the consumer goods sectors. GDP will probably shrink even further in the 4th quarter, and we are projecting growth of 4.3% for 2021. The significantly high level of the SELIC interest rate is already affecting economic activity; consequently, for 2022 we are expecting a reduction of 0.5% in GDP, due in the main to the impact of high interest rates on aggregate demand.
After reaching 2.0% p.a. in August 2020, the Central Bank of Brazil began an upward cycle starting in March 2021, with the Selic rate reaching 9.25% p.a. in December of the same year, a level considered restrictive. The tightening cycle monetary policy continued in early 2022, with the Copom decision to raise the interest rate to 10.75% p.a. in February. We expect a further increase to 11.75% at the committee meeting in March and that the Selic rate ends the cycle of growth at 12.50%, a level at which we expect it to remain until the end of this year.
The extended consumer price index, IPCA, ended the year at 10.06%. This result arose from subsequent price shocks during the year, primarily in energy prices on account of the water shortage, the tariff flag system, and gasoline prices due to higher crude oil prices. Food and industrial items also came under inflationary pressure during the year. In 2022, inflation should fall back to 5.5% because of the lower impact of past shocks and the SELIC rate, significantly above neutral. Therefore, we are expecting deflation in consumer and energy prices.
The commitment to clients remains a priority and at the end of the year our credit portfolio exceeded R$ 1 trillion
During the 1st half of 2021, we launched the #Feito com Você campaign, which is leading us to recognize that who really understands what clients want are the clients themselves . The success of our actions is due to openly listening to their needs.
Our clients are now digital, and in Itaú they are looking for the comfort and convenience of being able to have the entire offering of services and products in the palm of their hand. To that end, we initiated the implementation of an ambitious project called iVarejo 2030, which involves completely changing clients’ experiences, giving a new meaning to the value proposal of our business on two key fronts, the Phygital                and the Omnichannel approach, but not only confined to them.
Client
With these innovations in mind, we were the first Brazilian bank to
Client    create a WhatsApp-based service for opening checking accounts, which speeds up this process while being fully secure. The functionality is in the pilot phase with government employees of Minas Gerais, but should be extended to all clients very soon. The aim is to reduce bureaucracy, something still significantly attributed to the larger banks, and to afford clients the possibility of initiating their relationship with us in the manner they prefer, while also enabling a more customized experience right from when they start their relationship with us.
40

We have also expanded our services through the WhatsApp channels, and in 2021 almost 5.8 million clients of the bank used the platform as a service channel, resulting in 12.6 million chats covering a range of functionalities, such as checking balances and card limits, sending 2 nd copies of credit card invoices and real estate financing payment slips, renegotiations, among others.

Our credit portfolio exceed R$1 trillion at the end of 2021

We had a growth of 18.1% compared to 2020, with important growth in all business lines in Brazil, with highlitght on the portfolio of individuals, which grew 30.1%.

We broke production records in real estate credit for private individuals, consolidating our position as the largest private bank in this market. In 2021, we originated R$46 billions, growth of 128% over the previous year. Thanks to our new digital, less bureaucratized journey, we saw an increase in our transactional NPS, which rose from 35 points in March, to 73 points in December.

Pula Parcela (Skipping Installments)

Our clients can now skip up to two consecutive installments of their real estate financing every 12 months. Adhering to Pula Parcela is 100% digital, only through the Itaú SuperApp.

Our main intention is to help our clients realize their dreams at each moment of their lives, by being close to them and supporting them during the entire real estate financing journey. The innovation of Pula Parcela will help clients organize their finances, affording them more day-to-day autonomy and flexibility.


In need
of a breath?
Skip up to 2 installments a year and make your dream come true online process
Submit your proposal and track it through our channels

specialized consultants
Contact via WhatsApp and support throughout the process

response from your credit analysis
Return in up to 1 hour for financing up to BRL 1.5 million

use your FGTS
To compose the entry value or during your contract

extra help
Include notary expenses and taxes in your financing

home insurance
In case of emergency, security for you and your property

We reached important milestones with iti

iti

4.7 millions of clients this quarter, of whom 86.3% are not account holders





+ 14.6 millions of accounts*



+ 66% of clients up to the age of 35

*Until December 31, 2021.

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The iti inclusive card wins the Brazil Impact Design Awards
We won the 11th edition of the Brazil Design Awards in the Positive Impact category, the country’s most important design awards ceremony, for having been the first movers in Brazil to launch cards that offer attributes of accessibility for persons with impaired vision, such as Braille, the absence of numbers in plastic and lateral cut-outs for identifying which side has to be inserted in the machines at time of payment.
With iti, our digital bank, we have expanded our strategy of attracting to our operations a new public who never had access to a full products and services portfolio before. More than 66% of the clients of iti are less than 35 years of age, which shows we are achieving our objective of attracting a younger public which, besides a less bureaucratic and more personalized journey, is seeking the convenience of having all the services they need in the palm of their hand. Confirming that we have chosen the right strategy, we have seen robust numbers of accounts being opened, 2 million of them in the last month of the year alone, amounting to 14.6 million clients on December 31, 2021. With open finance, which we have begun to implement at iti since the second quarter of 2021, we give clients with accounts at Itaú the possibility of viewing their aggregate balance on the app, with the expectation that in the future it will also be possible to consolidate the balance with other financial institutions. In 2022, open finance will bring new applications and possibilities for us to continue to increasingly innovate.
This entire strategic and technological change depends on a change of mentality, which is pervading every area of the institution. Since September, we have been testing three work formats: Hybrid with a rota system in which people have days and frequencies to work in the office; flexible hybrid, where according to necessity, specific days with a physical presence are agreed; and in-person, going to the bank on a daily basis to attend to the needs of clients, such as the commercial, wholesale and investment bank areas. Each area has been given operational autonomy to decide which formats produce the best results and greatest efficiency for their type of activity.
Reduction of the minority interest in XP Inc.
On November 26, 2020, we announced that the Board of Directors of Itaú Unibanco had approved the partial spin-off of the investment in XP inc. to a new company, XPart S.A. Following a favorable response from the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 using the portion of the investment in XP Inc. plus R$ 10 million in cash, as determined by the Extraordinary Shareholders’ Meeting on January 31, 2021. On October 1, 2021, approval was given for the takeover of XPart S.A. by XP Inc. Following the takeover, and the consequent extinguishment of XPart S.A., by XP Inc., the shareholders of Itaú Unibanco Holding who then also acquired an equity stake in XPart S.A received in substitution an equity stake in XP Inc.
Following all the events described, Itaú Unibanco Holding no longer had an equity stake in XP Inc.
However, we wish to inform that we have obtained Central Bank approval to acquire approximately 11.38% of the total capital stock of XP Inc. (bearing in mind the current volume of shares issued), as provided for in the Stock Purchase Agreement and Other Arrangements entered into on May 11, 2017 between some of our affiliates.
This transaction is expected to be consummated in 2022 following disclosure of the audited financial statements of XP Inc. for the business year ended December 31, 2021. Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition.
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We have zeroed the annual fee on the Instituto Ayrton Senna card, part of whose revenue is channeled to education
We continue to expand our initiative of including annual fee-free cards in our product portfolio. This time, we have removed the tariff from a product that supports a very special cause: we are referring to the Instituto Ayrton Senna Itaucard Platinum card, which for over 20 years has contributed to education in Brazil, having helped to bring quality education to thousands of children and young people. Created under a partnership with Instituto Ayrton Senna, the product channels part of the amount its clients spend on purchases to education projects, without charging the client for this. The allocation of the resources can be monitored on the Institute’s site.
We have extended foreign currency withdrawals through the 24-Hour Banking service to all clients
Individual clients in all segments can purchase dollars and euros in cash at the 24-Hour Banking automatic teller machines The exclusive ATMs for this service are identified in gray and with the dollar and euro symbols. They are currently to be found in the Cidade Jardim, Bourbon, Villa Lobos, Pamplona and Tiete Plaza Shopping Malls in the city of São Paulo. Expansion to other points, including airports, should occur in the months ahead.
We have launched a range of personal loans for e-commerce purchases
Known as Itaú Parcela Fácil (Easy Installments), the new range is intended for those wanting to purchase higher value items for their home, family or personal use, with plans of up to 60 installments (exceeding the 24 installments on regular credit cards) and 90 days before the first payment is due. The new solution is already available for purchases of Electrolux products on the brand’s site, and will be expanded to other partners in the months ahead. This new departure is available to clients of Itaú with pre-approved personal loan limits – and in addition to the extended terms, the major advantage is that it doesn’t eat into their credit card limits.
RECLAME AQUI
Amid so many changes and challenges, we have received recognition for the best service in the following categories: banking, credit cards, co-branded credit cards, purchasing pools, auto financing, card operators and administrators at the 2021 Reclame AQUI Awards, held between September and October 2021, in which more than 800 Brazilian companies participated. This is a very important award for us, given the seriousness with which the survey is undertaken and the importance of Reclame Aqui for consumers.
We have increased our equity holding in Itaú Corpbanca
We have increased ou equity holding from 39.22% to 56.60% in the voting and total capital of Itaú Corpbanca. This increase in our equity holding took place within the scope of the capital increase of Itaú Corpbanca, by exercising subscription rights. The expected effect on our capital ratios is insignificant.
Issuance of Level 2 Subordinated Financial Notes
In September 2021, we issued Level 2 Subordinated Financial Notes in the amount of R$ 5.5 billion in a private placement with professional investors. These financial notes carry a 10-year maturity period and a repurchase option commencing 2026, subject to prior approval from the Central Bank of Brazil. The notes have been approved as part of our Common Equity Capital Level 2.
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We remain committed to contributing R$400 billion to sustainable development by 2025 by through business initiatives that promote a sustainable, increasingly green and inclusive economy. Below, the status of this initiative:

R$ 170 billion allocated

from Aug 2019 to Dec 2021



400
Dec/25
Dec/21
Dec/19
43%
goal

R$ 128 bn

credit for positive impact sectors

renewable energy, health and education, infrastructure, pulp and paper, and agribusiness

+

R$ 23 bn

ESG products for the retail industry

• credit for women, financing for electric and hybrid cars, microcredit

+

R$ 19 bn[1]

structuring of capital market operations with ESG label

operations in local and foreign market (green, sustainable and sustainability-linked bonds, etc.)

(1) The calculated value proportionally considers the share of Itaú participation in the structuring of ESG operations, with the total value of these operations corresponding to R$58 billion.

We have been chosen again to be part of the DJSI World Index, the ISE and the Bloomberg Gender Equality Index

For the 22nd consecutive year, in the 2021/2022 edition, we are part of the portfolio of the Dow Jones Sustainability World Index (DJSI World), being the only Latin American bank to be part of this index since its creation in 1999. The DJSI World Index consists of global companies that are leaders in sustainability, representing 10% of the 2,500 largest companies on the S&P Global BMI Index, with the best evaluation in economic, environmental and social factors. We have also been chosen to be part of the Corporate Sustainability Index (ISE) of the B3, for the 17th consecutive year, and we remain on the 2022 Bloomberg Gender Equality Index.

Itaú Unibanco is part of the IGPTW Index of B3

Launched in early January of 2022, the new B3 IGPTW index is a partnership between B3 and Great Place to Work (GPTW), which seeks to capture the positive results generated by companies that invest in the work environment, in other words, those that have embarked on a constant process of cultural transformation that promotes interpersonal relationships and employee development . The first portfolio of the recently launched index consists of the shares of 45 companies. Eleven of these are part of the ranking of the 150 best companies to work for, and have double the weight on the index of the other 34 companies certified by Great Place to Work (GPTW). The "As Melhores Companhias para Trabalhar" (the Brazilian version of Best Companies to Work For) Survey has been undertaken since 1997 by GPTW and the Época Negócios business magazine, and we have qualified for the 13th year. This year, we took 2nd place among companies with more than 10,000 employees. We are the best bank to work for in Brazil and one of the ten best companies for professionals with disabilities, also according to GPTW.

We have launched Brazil's first recommended ESG portfolio consisting of fixed and variable income assets

We have made available a ground-breaking monthly portfolio of recommended fixed and variable income assets based on ESG (Environmental, Social and Governance) criteria. The first edition offers 11 products, including ESG funds, social funds, stocks and shares, ETFs, COEs, certificates and bonds and securities. The document indicates different portfolio compositions, according to different profiles and bearing in mind ordinary and qualified investors. The main objectives of the initiative are to provide recommendations to clients who see ESG criteria as fundamental for their investment decisions, not only confined to indicating stocks and shares, and to use the reach of our brand as an agent of change to encourage managers, issuers and investors to consider new options and solutions for sustainable investments.

44

We want to foster access to and the expansion of rights, improve the quality of life in cities and strengthen people’s transformative power. That is why we have reiterated our pact with Brazilian society under our Commitment to Private Social Investment
Brazil    LATAM³ Total
Value (R$ millions)    Number of Projects Value (R$ millions)Number of ProjectsValue (R$ millions)
Non-incentivated1    613.3 1,12326.7109640.1
Education    315.0 7353.740318.8
Sport    0.5 5--0.5
Culture    129.5 8711.627141.1
Urban mobility    58.2 214.4462.6
Diversity    6.7 27--6.7
Innovation and Entrepreneurship    50.5 240.4950.9
Local Develop. and Participation    46.1 2204.92851.0
Healthcare    6.8 41.718.5
Incentivated²    114.7 2256.53121.3
Culture    56.4 966.2262.6
Education    10.0 370.3110.3
Sport    9.6 36--9.6
Healthcare    24.8 20--24.8
Senior Citizens    14.0 36--14.0
Total    728.1 1,34833.3112761.3
(1) Own funds of the bank’s companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2021.
Given the covid-19 pandemic, private social investment has become increasingly relevant, promoting the initiatives needed to weather this difficult period. Creating the commitment to Private Social Investment means reiterating our pact with Brazilian society, strengthening bonds of trust amidst uncertainty. Our Private Social Investment agenda, which like the other commitments is aligned with the UN Sustainable Development Goals, is focused on four major operating fronts: Education, Culture, Mobility and Longevity, areas in which we have an active track record.
Recognition of the Investor Relations area in two categories
APIMEC IBRI Award
For the 2nd consecutive year, we have been recognized by the APIMEC (the Association of Capital Market Analysts and Investment Professionals) and by the IBRI (the Brazilian Investor Relations Institute), in the categories: Best Investor Relations Professional; and Best Investor Relations Practice and Initiative.
ABRASCA Award for the Best Annual Report
We were also winners at the 23rd ABRASCA Awards for the Best Annual Report in the publicly-listed company category, with net revenues equal to or exceeding R$3 billion. This is the third time we have achieved this award, recognizing that our reports are prepared with greater clarity, transparency, quality of information and innovation.
45

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business

We present below the key indicators comprising our results:

In R$ billions	2021	2020	Variation
Income information			
Operating Revenues [1]	125.6	114.8	9.4%
Managerial Financial Margin	78.1	70.1	11.5%
Financial Margin with Clients	70.5	65.1	8.3%
Financial Margin with the Market	7.7	5.0	53.3%
Commissions and Fees	39.9	37.2	7.1%
Revenues from Insurance, Pension Plans and Premium Bonds before Retained Claims and Selling Expenses	7.6	7.5	1.7%
Cost of Credit	(20.2)	(30.2)	-33.0%
Non-interest Expenses	(51.2)	(50.2)	2.0%
Recurring Managerial Income	26.9	18.5	45.0%
Net Income	25.0	18.9	32.1%
Recurring Managerial Return on Annualized Average Equity[2]	19.3%	14.5%	480 bps

	12/31/2021	12/31/2020	Variation
Balance Sheet information			
Total Assets	2,166.0	2,116.1	2.4%
Total Loan Portfolio [3]	1,027.2	869.5	18.1%
NPL Ratio (90 days)	2.5%	2.3%	20 bps
Tier 1 Capital	13.0%	13.2%	-20 bps

	2021	2020	Variation
Shares			
Weighted Average Number of Outstanding Shares – in millions	9,777	9,760	0.2%
Net Income per Share - Basic - R$	2.56	1.94	31.9%
Book Value per Share - R$ (Outstanding on 12/31)	14.8	14.0	5.6%

	2021	2020	Variation
Others			
Branches	4,335	4,336	0.0%
Physical and Client Service Branches (CSBs)	4,112	4,141	-0.7%
Digital Branches	223	195	14.4%
Employees (in thousands)	99.6	96.5	3.2%
Brazil	87.3	83.9	4.1%
Abroad	12.3	12.6	-2.9%

(1)The sum of Commissions and Fees and the Revenues from Insurance Transactions and Private Pensions before Retained Claims and Sales Expenses, net of Reinsurance. (2)The return is calculated by dividing the Recurring Managerial Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3)Total loan portfolio includes Financial Guarantees Provided and Bonds and Corporate Securities.

46

Results Analysis
The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the year 2021 in relation to the same period of 2020, unless otherwise indicated.
In 2021, net income stood at R$ 25.0 billion, up by 32.1% over the same period of the previous year.
After adjusting for exceptional items, our recurring managerial income came to R$ 26.9 billion, an increase of 45.0% over the same period of the previous year. The recurring managerial return on annualized average equity was 19.3%. The highlight was growth de 18.1% in the total credit portfolio. We give below the growth of the portfolios in the main segments:
30.1% for private individuals;
23.4% in very small, small and middle market companies in Brazil;
16.6% in large companies in Brazil;
2.8% in Latin America, growth of 10.9% after stripping out the impact of exchange rate variance in the period.
In comparison with 2020, there was growth of 11.0% in credit origination in Brazil, namely:
35.8% for private individuals, The highlight was record production in the real estate and vehicle credit portfolios;
growth of 6.3% for very small, small and middle market companies; and
growth of 0.1% for large companies.
The positive effect of the growth in the portfolio, combined with the gradual change in the portfolio mix to retail sector-related loans, resulted in growth of 8.3% in net interest margin with customers. Worthy of note is the growth observed in the final months of 2021 in credit lines like credit card financing, overdraft accounts and personal loans, products with better spreads. In addition, higher interest rates during the year had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products. Adding to this growth in the margin with clients, we also saw an increase in net interest margin with the market and a reduction in the cost of credit. Both movements reflect the high volatility in the market during the 1st quarter of 2020. Fees from services and insurance rose by 5.8% for the year. This income was the result of higher billings in issuing credit cards and higher returns from economic and financial advisory services on account of the increased activity on the capital markets.
Non-recurring interest expense rose by 0.5% in Brazil, even with accumulated inflation of 10.1% in the period. It is worth pointing out that we continue to invest in technology and in our business, and our efficiency program has made a decisive contribution to this performance. The increase of 2.0% in expenses in the consolidated figures refers to exchange rate variance in our Latin America operations.
47

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness. We present below the main events that affected our ratio in the first quarter of 2021:

Tier I Capital Ratio



Common Equity (CET I)
Additional Tier 1 Capital (AT1)
12.9%
1.6%
11.3%
Sep/21
0.7%
Net income in the quarter and prudential adjustments
-0.5%
Risk-Weighted Assets
-0.1%
Securities AFS-MtM
13.0%
1.7%
11.3%
Dec/21

On December 31, 2021, our Tier 1 Capital Ratio stood at 13.0%, 4.0 p.p. above the minimum regulatory level with capital buffers (9.0%). Our Tier 1 Capital consists of 11.3% of Core Capital and 1.7% of Additional Tier 1 Capital.

The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad.

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 50.7% in the average daily trading volume since 2019. In 2021, our payout was 23.2% and our dividend yield was 2.7%.

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)



B3 (ON+PN)
NYSE (ADR)
50.7%
1,398
744
654
2019
1,931
1,053
878
2020
2,107
1,059
1,049
2021

48

Additionally, our shares end the period quoted at R$ 20.95 (ITUB4 – preferred shares) and R$ 19.09 (ITUB3 –acommon shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008.
466
306
263
281
264
100
Oct-08    Dec-09    Dec-10 Dec-11    Dec-12    Dec-13    Dec-14     Dec-15    Dec-16 Dec-17Dec-18    Dec-19 Dec-20 Dec-21
ITUB4 dividend-adjusted    ITUB4 without adjustment for dividends CDIIbovespa´ D° - -ar
Subsequent event: acquisition of the brokerage house, Idealt
In January 2022, we entered into an agreement with Ideal Holding Financeira S.A. and its subsidiaries (“Ideal”) to purchase 100% of its capital stock. The purchase will take place in two phases over the next 5 years. In the first phase, we will acquire 50.1% of the capital and voting stock of Ideal through a primary cash injection and secondary acquisition of shares amounting to approximately R$ 650 million, thereby giving us control of the company. In the second phase, 5 years later, we can exercise the right to purchase the remaining percentage (49.9%) of the capital stock of Ideal. The management and conduct of business at Ideal will remain independent in relation to Itaú Unibanco. Within this context, Ideal will continue to serve its clients, and Itaú Unibanco will not enjoy exclusivity in providing services.
This acquisition bolsters our investment ecosystem and will enable us to (i) count on the talent and expertise of the professionals of Ideal, recognized for its high innovation capability; (ii) the offer of financial products and services (“broker as a service”) under the B2B2C model using a white label platform; (iii) possible acceleration of entry into the autonomous investment agents market; and (iv) enhancement of the distribution of investment products and services to individual clients. Ideal is a 100% digital broker currently providing electronic trading and DMA (direct market access) solutions within a flexible, cloud-based platform. The investment in Ideal strengthens the commitment to our clients to search for transformative solutions in a rapidly expanding market, enabling us to expand the offering of products and services in the channels most convenient to each client profile, and the sustainable development of the business.
Conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE) and the Central Bank.
Publication of the financial statements
On April 25, 2019, Law No. 13,818/19 was published in the Federal Official Gazette, amending Article 289 of Brazilian Corporate Law (Law No. 6,404/76) and removing the obligation to make the publication required by Brazilian Corporate Law in the Federal, State or the Federal District Official Gazette. Therefore, since January 1, 2022, the companies will only have to make the mandatory publications in widely-circulated newspapers published in the location where the head office is established. Our financial statements will be published in a summarized form in the “O Estado de São Paulo” newspaper and simultaneously disclosed, in full, on the website https://estadaori.estadao.com.br/publicacoes/.
Acknowledgements
Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best.
(Approved at the Meeting of the Board of Directors on January 27, 2022).    49

Independent Auditor – CVM Instruction No. 381
Procedures Adopted by the Company
Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests.
In the period from January to December 2021, we hired from the independent auditors the amount of R$ 81,658 thousand, of which R$ 75,536 thousand correspond to external audit services.
Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year:
Audit Related Services: February 25, March 04 and 22, July 29, September 23 and November 23 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and due diligence. – R$ 4,472 thousand (5.9% of the external audit fees).
Tax Servicers: February 05 and 25, March 04 and December 21 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 688 thousand (0.9% of the external audit fees).
Other Services: February 05, May 26, June 21 and July 12 – Training acquisition, consultancy of risk management system implemented in subsidiary, and gap assessment on internal controls’ adequacy and use of technical materials. – R$ 962 thousand (1.3% of the external audit fees).
Justification of the Independent Auditors – PricewaterhouseCoopers
The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee.
BACEN – Circular nº 3,068/01
We declare having the financial capacity and the intention to hold to the maturity those securities classified in the category “Held to Maturity”, in the amount of R$ 145.3 billion, representing 20.6% of the total securities and derivative financial instruments in December 2021.
International Financial Reporting Standards (IFRS)
We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center).
50

The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to December 2021, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > Results and Reports > Results Center.
51

ITAÚ UNIBANCO HOLDING S.A.
BOARD OF DIRECTORS
Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal
Vice President
Ricardo Villela Marino
Members
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela Candido Botelho Bracher
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues João Moreira Salles
Marco Ambrogio Crespi Bonomi
Maria Helena dos Santos Fernandes de Santana Pedro Luiz Bodin de Moraes
AUDIT COMMITTEE
Chairman
Gustavo Jorge Laboissière Loyola
Members
Alexandre de Barros
Luciana Pires Dias
Otavio Yazbek
Ricardo Baldin
Rogério Carvalho Braga
FISCAL COUNCIL
Chairman
José Caruso Cruz Henriques
Members
Alkimar Ribeiro Moura
Artemio Bertholini
Accountant
Arnaldo Alves dos Santos
CRC 1SP210058/O-3
(1) Group Head of Investor Relations and Market Intelligence.
BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho
Officers and Members of the Executive Committee
Alexandre Grossmann Zancani Alexsandro Broedel Lopes André Luís Teixeira Rodrigues André Sapoznik
Carlos Fernando Rossi Constantini Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo Matias Granata
Pedro Paulo Giubbina Lorenzini Ricardo Ribeiro Mandacaru Guerra Sergio Guillinet Fajerman
Officers
Adriano Cabral Volpini Álvaro Felipe Rizzi Rodrigues Andre Balestrin Cestare Daniel Sposito Pastore Emerson Macedo Bortoloto
José Geraldo Franco Ortiz Júnior José Virgilio Vita Neto
Paulo Sergio Miron
Renato Barbosa do Nascimento Renato da Silva Carvalho Renato Lulia Jacob (1)
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    52

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Henrique Caldeira Daré
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim (2)
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fábio Napoli

Officers (continued)
Fabio Rodrigo Villa
Felipe de Souza Wey
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral (3)
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho (1)
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Marcelo Bevilacqua Gambarini
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel (1)
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Paula Magalhães Cardoso Neves
Pedro Barros Barreto Fernandes
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Wagner Bettini Sanches

(1) Elected at the ESM of December 07, 2021, in phase of approval by BACEN.
(2) Elected at the ESM of January 07, 2022, in phase of approval by BACEN.
(3) Resignation recorded of Officer Fernando Julião de Souza Amaral on January 31, 2022.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Assets	Note	12/31/2021	12/31/2020
Current and Non-current assets		**2,136,498**	**2,079,608**
Cash		**44,512**	**46,224**
Interbank investments	**3b and 4**	**243,916**	**294,486**
Money market		166,931	237,859
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	1,524	1,074
Interbank deposits		69,661	55,553
Voluntary investments with the Central Bank of Brazil		5,800	-
Securities and derivative financial instruments	**3c, 3d and 5**	**706,306**	**712,070**
Own portfolio		247,666	302,624
Subject to repurchase commitments		104,941	49,270
Pledged in guarantee		29,102	14,287
Securities under resale agreements with free movement		39,941	40,378
Deposited with the Central Bank of Brazil		5	6,016
Derivative financial instruments		68,856	76,124
Assets guaranteeing technical provisions	8b	215,795	223,371
Interbank accounts		**160,354**	**134,260**
Pending settlement		55,727	44,171
Central Bank of Brazil deposits		104,592	90,059
National Housing System (SFH)		21	13
Correspondents		14	17
Interbranch accounts		**369**	**381**
Loan, lease and other credit operations	**6**	**774,927**	**662,645**
Operations with credit granting characteristics	3e	819,074	710,553
(Provision for Loan Losses)	3f	(44,147)	(47,908)
Other receivables		**202,661**	**226,606**
Current tax assets		8,513	10,103
Deferred tax assets	11b I	58,307	64,080
Sundry	10a	135,841	152,423
Other assets	**3g**	**3,453**	**2,936**
Assets held for sale		728	870
(Valuation allowance)		(356)	(539)
Unearned reinsurance premiums		10	7
Prepaid expenses	3g and 10c	3,071	2,598
Permanent assets		**29,521**	**36,474**
Investments	**3h**	**6,676**	**16,202**
Investments in associates and joint ventures		6,346	15,891
Other investments		538	520
(Allowance for losses)		(208)	(209)
Real estate	**3i and 13**	**6,417**	**6,493**
Fixed assets		4,587	4,360
Other fixed assets		16,239	15,323
(Accumulated depreciation)		(14,409)	(13,190)
Goodwill and Intangible assets	**3j, 3k and 14**	**16,428**	**13,779**
Goodwill		793	989
Intangible assets		35,204	29,692
(Accumulated amortization)		(19,569)	(16,902)
Total assets		**2,166,019**	**2,116,082**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 54

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2021	12/31/2020
Current and Non-current liabilities		**2,007,337**	**1,965,213**
Deposits	**3b and 7b**	**850,372**	**809,010**
Demand deposits		158,116	134,805
Savings deposits		190,601	179,470
Interbank deposits		3,776	3,430
Time deposits		497,051	491,234
Other deposits		828	71
Deposits received under securities repurchase agreements	**3b and 7c**	**271,051**	**280,541**
Own portfolio		102,666	48,470
Third-party portfolio		115,511	156,602
Free portfolio		52,874	75,469
Funds from acceptances and issuance of securities	**3b and 7d**	**143,138**	**136,638**
Real estate, mortgage, credit and similar notes		79,421	73,108
Foreign loans through securities		62,960	62,571
Funding from structured operations certificates		757	959
Interbank accounts		**64,307**	**51,202**
Pending settlement		64,011	50,862
Correspondents		296	340
Interbranch accounts		**8,992**	**7,945**
Third-party funds in transit		8,991	7,896
Internal transfer of funds		1	49
Borrowing and onlending	**3b and 7e**	**97,005**	**83,200**
Borrowing		86,229	71,744
Onlending		10,776	11,456
Derivative financial instruments	**3d and 5f**	**63,969**	**79,599**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**217,558**	**223,469**
Allowance for financial guarantees provided and loan commitments	**6c**	**4,784**	**4,250**
Provisions	**9b**	**16,240**	**16,250**
Other liabilities		**269,921**	**273,109**
Current tax liabilities	3n, 3p and 11c	10,206	9,357
Deferred tax liabilities	11b II	2,904	3,845
Subordinated debt	7f	75,036	74,916
Sundry	10d	181,775	184,991
Deferred income	**3q**	**3,106**	**3,163**
Total stockholders' equity of controlling shareholders	**15**	**144,554**	**136,593**
Capital		90,729	97,148
Capital reserves		2,247	2,323
Revenue reserves		57,058	40,734
Other comprehensive income	3c and 3d	(4,952)	(2,705)
(Treasury shares)		(528)	(907)
Non-controlling interests	15e	11,022	11,113
Total stockholders' equity		**155,576**	**147,706**
Total liabilities and stockholders' equity		**2,166,019**	**2,116,082**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 55

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
(In millions of Reais, except for number of shares and earnings per share information)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Income related to financial operations		**93,359**	**152,239**	**137,164**
Loan, lease and other credit operations		54,241	93,739	79,701
Securities and derivative financial instruments		33,436	46,950	46,020
Financial income related to insurance, pension plan and premium bonds operations		2,015	5,399	8,535
Foreign exchange operations		1,120	2,538	666
Compulsory deposits		2,547	3,613	2,242
Expenses related to financial operations		**(57,058)**	**(81,184)**	**(90,010)**
Money market		(35,468)	(51,245)	(54,882)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(1,810)	(5,344)	(8,121)
Borrowing and onlending		(19,780)	(24,595)	(27,007)
Income related to financial operations before loan losses		**36,301**	**71,055**	**47,154**
Result of provision for loan losses	**6**	**(10,458)**	**(15,284)**	**(26,760)**
Expenses for provision for loan losses		(12,170)	(18,484)	(30,140)
Income related to recovery of credits written off as loss		1,712	3,200	3,380
Gross income related to financial operations		**25,843**	**55,771**	**20,394**
Other operating revenues / (expenses)		**(7,190)**	**(17,038)**	**(18,410)**
Commissions and banking fees	10e	22,695	43,273	39,574
Result from insurance, pension plan and premium bonds operations		2,369	3,843	3,334
Personnel expenses	10f	(12,799)	(24,836)	(22,415)
Other administrative expenses	10g	(11,512)	(21,657)	(22,162)
Provision expenses	9b	(1,198)	(3,492)	(3,575)
Provision for lawsuits civil		(432)	(820)	(889)
Provision for labor claims		(812)	(2,652)	(2,110)
Provision for tax and social security obligations		77	65	(29)
Other risks		(31)	(85)	(547)
Tax expenses	3p and 11a II	(4,152)	(8,238)	(6,190)
Equity in earnings of associates, joint ventures and other investments		339	1,345	1,530
Other operating revenues		2,079	3,412	2,082
Other operating expenses	10h	(5,011)	(10,688)	(10,588)
Operating income		**18,653**	**38,733**	**1,984**
Non-operating income	**2d**	**380**	**1,090**	**4,999**
Income before taxes on income and profit sharing		**19,033**	**39,823**	**6,983**
Income tax and social contribution	**3p and 11a I**	**(6,501)**	**(13,394)**	**9,798**
Due on operations for the period		(2,710)	(7,502)	(9,670)
Related to temporary differences		(3,791)	(5,892)	19,468
Profit sharing – Management Members - Statutory	**16b**	**(109)**	**(208)**	**(112)**
Non-controlling interests	**15e**	**(409)**	**(1,233)**	**2,240**
Net income		**12,014**	**24,988**	**18,909**
Earnings per share - Basic	**18**			
Common		1.23	2.56	1.94
Preferred		1.23	2.56	1.94
Earnings per share - Diluted	**18**			
Common		1.22	2.54	1.93
Preferred		1.22	2.54	1.93
Weighted average number of outstanding shares - Basic	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,818,741,579	4,818,741,579	4,801,324,161
Weighted average number of outstanding shares - Diluted	**18**			
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,883,534,958	4,873,042,114	4,843,233,835

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 56

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
(In millions of Reais)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Consolidated net income		**12,423**	**26,221**	**16,669**
Financial assets at available for sale		(1,898)	(2,735)	(790)
Change in fair value		(3,908)	(6,084)	(93)
Tax effect		1,636	2,640	(88)
(Gains) / losses transferred to income statement		809	1,418	(1,107)
Tax effect		(435)	(709)	498
Hedge		(596)	706	(3,587)
Cash flow hedge	5f V	(79)	551	503
Change in fair value		(193)	994	970
Tax effect		114	(443)	(467)
Hedge of net investment in foreign operation	5f V	(517)	155	(4,090)
Change in fair value		(1,060)	190	(7,671)
Tax effect		543	(35)	3,581
Remeasurements of liabilities for post-employment benefits (*)		41	45	(192)
Remeasurements	19	70	74	(349)
Tax effect		(29)	(29)	157
Foreign exchange variation in foreign investments		782	(263)	4,298
Total other comprehensive income		**(1,671)**	**(2,247)**	**(271)**
Total comprehensive income		**10,752**	**23,974**	**16,398**
Comprehensive income attributable to the owners of the parent company		**10,343**	**22,741**	**18,638**
Comprehensive income attributable to non-controlling interests		**409**	**1,233**	**(2,240)**

(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 07/01/2021	**90,729**	**(528)**	**1,987**	**47,118**	**(365)**	**(1,527)**	**5,228**	**(6,617)**	**-**	**136,025**	**10,617**	**146,642**
Transactions with owners	-	-	260	-	-	-	-	-	-	260	54	314
Recognition of share-based payment plans	-	-	260	-	-	-	-	-	-	260	-	260
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	54	54
Corporate reorganization (Note 2d and 3I)	-	-	-	1,547	-	-	-	-	-	1,547	-	1,547
Other	-	-	-	5	-	-	-	-	-	5	-	5
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	28	28	-	28
Total comprehensive income	-	-	-	-	(1,898)	41	782	(596)	12,014	10,343	409	10,752
Consolidated net income	-	-	-	-	-	-	-	-	12,014	12,014	409	12,423
Other comprehensive income	-	-	-	-	(1,898)	41	782	(596)	-	(1,671)	-	(1,671)
Appropriations:												
Legal reserve	-	-	-	672	-	-	-	-	(672)	-	-	-
Statutory reserve	-	-	-	7,716	-	-	-	-	(7,716)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(586)	(586)	(58)	(644)
Interest on capital	-	-	-	-	-	-	-	-	(3,068)	(3,068)	-	(3,068)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	**-**	**144,554**	**11,022**	**155,576**
Change in the period	**-**	**-**	**260**	**9,940**	**(1,898)**	**41**	**782**	**(596)**	**-**	**8,529**	**405**	**8,934**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,339)**	**1,975**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	367	344	-	-	-	-	-	-	711	2,998	3,709
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144	-	144
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	2,998	2,998
Other	-	-	-	(62)	-	-	-	-	-	(62)	-	(62)
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	118	118	-	118
Total comprehensive income	-	-	-	-	(790)	(192)	4,298	(3,587)	18,909	18,638	(2,240)	16,398
Consolidated net income	-	-	-	-	-	-	-	-	18,909	18,909	(2,240)	16,669
Other comprehensive income	-	-	-	-	(790)	(192)	4,298	(3,587)	-	(271)	-	(271)
Appropriations:												
Legal reserve	-	-	-	948	-	-	-	-	(948)	-	-	-
Statutory reserves	-	-	-	13,091	-	-	-	-	(13,091)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)	(506)	(2,262)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)	-	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Change in the period	**-**	**367**	**344**	**4,166**	**(790)**	**(192)**	**4,298**	**(3,587)**	**-**	**4,606**	**252**	**4,858**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Transactions with owners	-	379	111	-	-	-	-	-	-	490	(1,194)	(704)
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572	-	572
Recognition of share-based payment plans	-	-	(82)	-	-	-	-	-	-	(82)	-	(82)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	(1,194)	(1,194)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	(9,920)
Corporate reorganization (Note 2d and 3I)	-	-	-	1,547	-	-	-	-	-	1,547	-	1,547
Other	-	-	-	(14)	-	-	-	-	-	(14)	-	(14)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	102	102	-	102
Total comprehensive income	-	-	-	-	(2,812)	45	(240)	682	24,988	22,663	1,233	23,896
Consolidated net income	-	-	-	-	-	-	-	-	24,988	24,988	1,233	26,221
Other comprehensive income	-	-	-	-	(2,812)	45	(240)	682	-	(2,325)	-	(2,325)
Appropriations:												
Legal reserve	-	-	-	1,312	-	-	-	-	(1,312)	-	-	-
Statutory reserves	-	-	-	16,705	-	-	-	-	(16,705)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(1,466)	(1,466)	(130)	(1,596)
Interest on capital	-	-	-	-	-	-	-	-	(5,607)	(5,607)	-	(5,607)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	**-**	**144,554**	**11,022**	**155,576**
Change in the period	**(6,419)**	**379**	**(76)**	**16,324**	**(2,735)**	**45**	**(263)**	**706**	**-**	**7,961**	**(91)**	**7,870**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 58

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Adjusted net income		**64,398**	**94,233**	**59,570**
Net income		12,014	24,988	18,909
Adjustments to net income:		52,384	69,245	40,661
Share-based payment		260	(20)	217
Effects of changes in exchange rates on cash and cash equivalents		22,256	19,941	11,677
Provision for loan losses	6c	12,170	18,484	30,140
Interest and foreign exchange income related to operations with subordinated debt		18,768	24,279	20,774
Change in technical provisions for insurance, pension plan and premium bonds		5,004	9,851	10,332
Depreciation and amortization		2,841	5,403	5,007
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	144	578	893
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	1,237	3,565	3,602
Interest income related to deposits in guarantee	9b	(229)	(376)	(344)
Deferred taxes (excluding hedge tax effects)		6,771	8,730	(1,767)
Equity in earnings of associates, joint ventures and other investments		(339)	(1,345)	(1,530)
Income from foreign exchange and income related to available for sale securities		(11,798)	(16,220)	(22,166)
Income from foreign exchange and income related to held to maturity securities		(5,976)	(6,646)	(8,544)
Income from sale of available for sale financial assets		809	1,418	(1,107)
Income from sale of investments, assets held for sale and fixed assets		(24)	(573)	(4,197)
Income from non-controlling interests	15e	409	1,233	(2,240)
Other		81	943	(86)
Change in assets and liabilities		**(7,376)**	**(3,541)**	**22,563**
(Increase) / decrease in assets				
Interbank investments		(15,214)	50,549	(40,675)
Securities and derivative financial instruments (assets / liabilities)		33,446	39,271	(84,172)
Compulsory deposits with the Central Bank of Brazil		(6,375)	(14,533)	1,189
Interbank and interbranch accounts (assets / liabilities)		(2,904)	2,603	4,636
Loan, lease and other credit operations		(107,009)	(131,024)	(145,499)
Other receivables and other assets		(176)	11,418	(11,370)
(Decrease) / increase in liabilities				
Deposits		56,871	41,362	301,950
Deposits received under securities repurchase agreements		20,861	(9,490)	10,703
Funds from acceptances and issuance of securities		15,513	6,500	(6,931)
Borrowing and onlending		11,228	13,805	6,807
Technical provision for insurance, pension plan and premium bonds		(9,271)	(16,008)	(7,505)
Provisions and Other liabilities		(2,359)	7,948	(1,208)
Deferred income		(101)	(57)	465
Payment of income tax and social contribution		(1,886)	(5,885)	(5,827)
Net cash provided by / (used in) operating activities		**57,022**	**90,692**	**82,133**
Dividends / Interest on capital received from associates and joint ventures		254	661	487
Funds received from sale of available for sale securities		28,961	41,428	31,149
Funds received from redemption of held to maturity securities		6,387	17,674	12,172
(Purchase) / Disposal of Assets held for sale		209	402	725
Disposal of Investments		200	848	4,013
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	2d	-	(10)	-
Disposal of Fixed assets		43	172	331
Termination of Intangible asset agreements		7	40	309
(Purchase) of Available for sale securities		(20,690)	(60,479)	(58,745)
(Purchase) of Held to maturity securities		(13,212)	(32,832)	(4,331)
(Purchase) of Investments		(38)	(67)	(66)
(Purchase) of Fixed assets		(804)	(1,414)	(1,716)
(Purchase) of Intangible assets	14	(5,369)	(7,667)	(3,591)
Net cash provided by / (used in) investing activities		**(4,052)**	**(41,244)**	**(19,263)**
Subordinated debt obligations raisings		5,500	8,229	5,260
Subordinated debt obligations redemptions		(18,231)	(32,388)	(10,581)
Change in non-controlling interests		97	(1,194)	2,998
Income from delivery of treasury shares	15a	-	510	494
Dividends and interest on capital paid to non-controlling interests		(101)	(130)	(506)
Dividends and interest on capital paid		(3,065)	(6,267)	(11,552)
Net cash provided by / (used in) financing activities		**(15,800)**	**(31,240)**	**(13,887)**
Net increase / (decrease) in cash and cash equivalents		**37,170**	**18,208**	**48,983**
Cash and cash equivalents at the beginning of the period		82,811	99,458	62,152
Effects of changes in exchange rates on cash and cash equivalents		(22,256)	(19,941)	(11,677)
Cash and cash equivalents at the end of the period	3a	97,725	97,725	99,458
Cash			44,512	46,224
Interbank deposits			12,440	3,886
Securities purchased under agreements to resell - Collateral held			34,973	49,348
Voluntary investments with the Central Bank of Brazil			5,800	-

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 59

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Income		**113,405**	**191,412**	**178,094**
Financial operations		96,340	155,078	154,865
Commissions and Banking Fees	10e	22,695	43,273	39,574
Result from insurance, pension plan and premium bonds operations		2,369	3,843	3,334
Result from loan losses	6	(10,458)	(15,284)	(26,760)
Other		2,459	4,502	7,081
Expenses		**(62,455)**	**(92,712)**	**(102,063)**
Financial operations		(57,058)	(81,184)	(90,010)
Other		(5,397)	(11,528)	(12,053)
Inputs purchased from third parties		**(8,749)**	**(16,179)**	**(16,763)**
Materials, energy and others	10g	(273)	(465)	(321)
Third party services, Financial system services, Security and Transportation	10g	(3,839)	(7,356)	(7,237)
Other		(4,637)	(8,358)	(9,205)
Data processing and telecommunications	10g	(2,046)	(3,962)	(3,987)
Advertising, promotions and publication	10g	(954)	(1,389)	(1,095)
Installations		(949)	(1,744)	(1,822)
Travel expenses	10g	(42)	(59)	(84)
Other		(646)	(1,204)	(2,217)
Gross added value		**42,201**	**82,521**	**59,268**
Depreciation and amortization	**10g**	**(2,062)**	**(4,084)**	**(3,960)**
Net added value produced by the company		**40,139**	**78,437**	**55,308**
Added value received through transfer - Results of equity method		**339**	**1,345**	**1,530**
Total added value to be distributed		**40,478**	**79,782**	**56,838**
Distribution of added value		**40,478**	**79,782**	**56,838**
Personnel		**12,323**	**24,979**	**22,046**
Compensation		9,517	19,503	17,002
Benefits		2,307	4,494	4,232
FGTS – government severance pay fund		499	982	812
Taxes, fees and contributions		**15,031**	**27,188**	**16,684**
Federal		14,163	25,530	15,130
Municipal		868	1,658	1,554
Return on third parties' capital - Rent		**701**	**1,394**	**1,439**
Return on capital		**12,423**	**26,221**	**16,669**
Dividends and interest on capital		3,654	7,073	4,988
Retained earnings attributable to controlling shareholders		8,360	17,915	13,921
Retained earnings / (loss) attributable to non-controlling interests		409	1,233	(2,240)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 60

ITAÚ UNIBANCO HOLDING S.A. Balance Sheet
(In millions of Reais)
Assets    Note 12/31/202112/31/2020
Current and Non-current assets     76,31675,857
Cash    - 2341
Interbank investments    3b and 4 65,75266,254
Money market -7,4292,729
Interbank deposits -58,32363,525
Securities and derivative financial instruments    3c, 3d and 5 434297
Own portfolio -160201
Derivative financial instruments -27496
Other receivables    - 10,0649,224
Current tax assets 3,3843,500
Deferred tax assets 1,7562,172
Income receivable 3,7142,129
Deposits in guarantee of contingencies, provisions and legal obligations 10678
Sundry 1,1041,345
Other assets    3g 4341
Prepaid expenses 4341
Permanent assets    - 142,141134,542
Investments    3h and 12 142,141134,542
Investments in subsidiaries 142,141134,542
Total assets     218,457210,399
Liabilities and stockholders’ equity
Current and Non-current liabilities     73,89373,700
Funds from acceptances and issuance of securities    3b and 7d 8,7547,898
Foreign loans through securities 8,7547,898
Derivative financial instruments    3d and 5f 367-
Provisions     230226
Other liabilities    - 64,54265,576
Current tax liabilities 3n, 3p and 11c12492
Deferred tax liabilities 248249
Social and statutory 2,8003,138
Subordinated debt 7f61,30961,559
Sundry 61538
Stockholders’ equity    15 144,564136,699
Capital    - 90,72997,148
Capital reserves     2,2472,323
Revenue reserves    - 55,16539,126
Other comprehensive income    3c and 3d (3,049)(991)
(Treasury shares)    - (528)(907)
Total liabilities and stockholders’ equity    - 218,457210,399
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    61

ITAÚ UNIBANCO HOLDING S.A. Statement of Income
(In millions of Reais, except for number of shares and earnings per share information)
Note 2nd Half of01/01 to01/01 to
202112/31/202112/31/2020
Income related to financial operations     1,8904,2974,102
Securities and derivative financial instruments    0 1,8914,2984,101
Foreign exchange operations     (1)(1)1
Expenses related to financial operations    0 (1,975)(3,657)(3,425)
Money market     (1,975)(3,657)(3,425)
Gross income related to financial operations     (85)640677
Other operating revenues / (expenses)    0 12,83325,51415,877
Personnel expenses    0 (62)(127)(152)
Other administrative expenses    0 (26)452(837)
Provision expenses     --17
Provision for lawsuits civil     --(6)
Provison for tax and social security obligations     --23
Tax expenses    11a II (96)(280)(163)
Equity in earnings of subsidiaries    12 12,99025,48517,066
Other operating revenues / (expenses)    0 27(16)(54)
Operating income    0 12,74826,15416,554
Non-operating income    0 427435355
Income before taxes on income and profit sharing    0 13,17526,58916,909
Income tax and social contribution    3p 276(337)2,062
Due on operations for the period     69940211
Related to temporary differences     (423)(377)1,851
Profit sharing – Management Members—Statutory     (8)(16)(10)
Net income     13,44326,23618,961
Earnings per share—Basic
Common     1.372.681.94
Preferred     1.372.681.94
Earnings per share—Diluted
Common     1.372.671.93
Preferred     1.372.671.93
Weighted average number of outstanding shares—Basic
Common     4,958,290,3594,958,290,3594,958,290,359
Preferred     4,819,741,5794,818,741,5794,801,324,161
Weighted average number of outstanding shares—Diluted
Common     4,958,290,3594,958,290,3594,958,290,359
Preferred     4,883,534,9584,873,042,1144,843,233,835
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    62

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income
(In millions of Reais)
Note 2nd Half of01/01 to01/01 to
202112/31/202112/31/2020
Net income     13,44326,23618,961
Financial assets at available for sale     (1,781)(2,539)(820)
Associates / Subsidiaries     (1,781)(2,539)(820)
Hedge     (597)699(3,847)
Cash flow hedge     (81)544521
Change in fair value     77-
Tax effect     (3)(3)-
Associates / Subsidiaries     (85)540521
Hedge of net investment in foreign operation     (516)155(4,368)
Change in fair value     601,064(5,968)
Tax effect     21(445)2,738
Associates / Subsidiaries     (597)(464)(1,138)
Remeasurements of liabilities for post-employment benefits (*)     4044(191)
Associates / Subsidiaries     4044(191)
Foreign exchange variation in foreign investments     783(262)4,322
Change in fair value     115(337)1,592
Associates / Subsidiaries     668752,730
Total other comprehensive income     (1,555)(2,058)(536)
Total comprehensive income     11,88824,17818,425
(*) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    63

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Balance at 07/01/2021	**90,729**	**(528)**	**1,987**	**45,348**	**(316)**	**(1,526)**	**4,360**	**(4,012)**	**-**	**136,042**
Transactions with owners	-	-	260	-	-	-	-	-	-	260
Recognition of share-based payment plans	-	-	260	-	-	-	-	-	-	260
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	28	28
Total comprehensive income	-	-	-	-	(1,781)	40	783	(597)	13,443	11,888
Net income	-	-	-	-	-	-	-	-	13,443	13,443
Other comprehensive income	-	-	-	-	-	-	115	85	-	200
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(1,781)	40	668	(682)	-	(1,755)
Appropriations:										
Legal reserve	-	-	-	672	-	-	-	-	(672)	-
Statutory reserve	-	-	-	9,145	-	-	-	-	(9,145)	-
Dividends	-	-	-	-	-	-	-	-	(586)	(586)
Interest on capital	-	-	-	-	-	-	-	-	(3,068)	(3,068)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Change in the period	**-**	**-**	**260**	**9,817**	**(1,781)**	**40**	**783**	**(597)**	**-**	**8,522**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,339)**	**1,083**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	367	344	-	-	-	-	-	-	711
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	567
Recognition of share-based payment plans	-	-	144	-	-	-	-	-	-	144
Dividends - declared after previous period	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after previous period	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	118	118
Total comprehensive income	-	-	-	-	(820)	(191)	4,322	(3,847)	18,961	18,425
Net income	-	-	-	-	-	-	-	-	18,961	18,961
Other comprehensive income	-	-	-	-	-	-	1,592	(3,230)	-	(1,638)
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(820)	(191)	2,730	(617)	-	1,102
Appropriations:										
Legal reserve	-	-	-	948	-	-	-	-	(948)	-
Statutory reserves	-	-	-	13,143	-	-	-	-	(13,143)	-
Dividends	-	-	-	-	-	-	-	-	(1,756)	(1,756)
Interest on capital	-	-	-	-	-	-	-	-	(3,232)	(3,232)
Balance at 12/31/2020	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Change in the period	**-**	**367**	**344**	**4,280**	**(820)**	**(191)**	**4,322**	**(3,847)**	**-**	**4,455**
Balance at 01/01/2021	**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners	-	379	111	-	-	-	-	-	-	490
Result of delivery of treasury shares	-	379	193	-	-	-	-	-	-	572
Recognition of share-based payment plans	-	-	(82)	-	-	-	-	-	-	(82)
Partial spin-off (Note 2d)	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)
Reversal of Dividends or Interest on capital - declared after previous period	-	-	-	166	-	-	-	-	-	166
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	102	102
Total comprehensive income	-	-	-	-	(2,616)	44	(239)	675	26,236	24,100
Net income	-	-	-	-	-	-	-	-	26,236	26,236
Other comprehensive income	-	-	-	-	-	-	(337)	623	-	286
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,616)	44	98	52	-	(2,422)
Appropriations:										
Legal reserve	-	-	-	1,312	-	-	-	-	(1,312)	-
Statutory reserves	-	-	-	17,953	-	-	-	-	(17,953)	-
Dividends	-	-	-	-	-	-	-	-	(1,466)	(1,466)
Interest on capital	-	-	-	-	-	-	-	-	(5,607)	(5,607)
Balance at 12/31/2021	**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Change in the period	**(6,419)**	**379**	**(76)**	**16,039**	**(2,539)**	**44**	**(262)**	**699**	**-**	**7,865**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 64

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of Reais)

	Note	2nd Half of 2021	01/01 to 12/31/2021	01/01 to 12/31/2020
Adjusted net income		**8,540**	**8,433**	**16,803**
Net income		13,443	26,236	18,961
Adjustments to net income:		(4,903)	(17,803)	(2,158)
Share-based payment		260	(20)	217
Interest and foreign exchange expense related to operations with subordinated debt		7,398	7,298	16,494
Deferred taxes		423	377	(1,851)
Equity in earnings of subsidiaries	12	(12,990)	(25,485)	(17,066)
Amortization of goodwill		22	45	45
Effects of changes in exchange rates on cash and cash equivalents		(16)	(18)	3
Change in assets and liabilities		**878**	**5,151**	**(3,816)**
(Increase) / decrease in assets				
Interbank investments		(814)	5,202	(19,168)
Securities and derivative financial instruments		2,168	230	8,491
Other receivables and Other assets		(338)	181	(661)
(Decrease) / increase in liabilities				
Funds from acceptances and issuance of securities		901	856	7,898
Provisions and Other liabilities		(989)	(1,268)	(366)
Payment of income tax and social contribution		(50)	(50)	(10)
Net cash provided by / (used in) operating activities		**9,419**	**13,584**	**12,987**
Dividends and interest on capital received		3,241	6,167	7,682
(Purchase) / disposal of Investments		(2,076)	(1,772)	(10,027)
Cash and Cash equivalents, net of assets and liabilities arising from the merger with XP Inc.	2d	-	(10)	-
Net cash provided by / (used in) investing activities		**1,164**	**4,385**	**(2,345)**
Subordinated debt obligations raisings		5,500	8,229	5,260
Subordinated debt obligations redemptions		(7,338)	(15,777)	(8,807)
Income from delivery of treasury shares		-	510	494
Dividends and interest on capital paid		(3,065)	(6,267)	(11,552)
Net cash provided by / (used in) financing activities		**(4,903)**	**(13,305)**	**(14,605)**
Net increase / (decrease) in cash and cash equivalents		**5,680**	**4,664**	**(3,963)**
Cash and cash equivalents at the beginning of the period		1,756	2,770	6,736
Effects of changes in exchange rates on cash and cash equivalents		16	18	(3)
Cash and cash equivalents at the end of the period	3a	7,452	7,452	2,770
Cash			23	41
Securities purchased under agreements to resell - Collateral held			7,429	2,729

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 65

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value
(In millions of Reais)
Note2nd Half of01/01 to01/01 to
202112/31/202112/31/2020
Income     2,0114,4746,646
Financial operations     1,8914,2984,101
Other     1201762,545
Expenses     (2,039)(3,741)(3,492)
Financial operations     (1,975)(3,657)(3,425)
Other     (64)(84)(67)
Inputs purchased from third parties     (27)451(831)
Third party services, Financial system services, Security and Transportation     (27)(61)(87)
Advertising, promotions and publication     -(13)(7)
Other     -525(737)
Gross added value     (55)1,1842,323
Deprecitation and amortization     (22)(45)(45)
Net added value produced by the company     (77)1,1392,278
Added value received through transfer—Results of equity method    12 12,99025,48517,066
Total added value to be distributed     12,91326,62419,344
Distribution of added value     12,91326,62419,344
Personnel     62117130
Compensation 61114127
Benefits 133
Taxes, fees and contributions     (593)270247
Federal (594)269246
Municipal 111
Return on third parties’ capital—Rent     116
Return on capital     13,44326,23618,961
Dividends and interest on capital 3,6547,0734,988
Retained earnings for the period 9,78919,16313,973
The accompanying notes are an integral part of these financial statements.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    66

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements
At 12/31/2021 and 12/31/2020 for balance sheet accounts and from 01/01 to 12/31 of 2021 and 2020 for income statement
(In millions of Reais, except information per share)
Note 1—Operations
Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.
ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.
ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira
Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.
These individual and consolidated financial statements were approved by the Board of Directors on February 10, 2022.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    67

Note 2 – Presentation of the Consolidated Financial Statements
a)    Presentation
The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.
With the entry into force of the BCB Resolution nº 2/2020, as from January 2021, the Balance Sheet accounts are presented in order of liquidity and enforceability.
The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.
Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.
b)    Consolidation
The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad and investment funds which it controls.
In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.
The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.
The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.
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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
				12/31/2021	12/31/2020	12/31/2021	12/31/2020
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A. [2]	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial Institution	49.30%	34.16%	49.30%	34.16%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [3]	Chilean Peso	Chile	Financial Institution	56.60%	39.22%	56.60%	39.22%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) New company name of Redecard S.A.

(3) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

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c)    Critical accounting estimates and judgments
The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.
Topic    Notes
Consolidation    2c (I) and 2b
Fair value of financial instruments    2c (II) and 17
Provision for loan losses    2c (III) and 6
Goodwill impairment    2c (IV) and 14
Deferred income tax and social contribution    2c (V) and 11
Defined benefit pension plans    2c (VI) and 19
Provisions, contingencies and legal obligations    2c (VII) and 9
Technical provisions for insurance, pension plan and premium bonds    2c (VIII) and 8
(I)    Consolidation—subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED, either directly or through other subsidiaries, is the holder of partner rights that permanently ensure preponderance in corporate resolutions and the power to elect the majority of managers. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.
The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.
(II)    Fair value of financial instruments—the fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.
The methodologies used to estimate the fair value of certain financial instruments are described in Note 17.
(III)    Provision for loan losses—The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:
12-month horizon, using base macroeconomic scenarios, i.e., with no weighting; and
Highest risk classification according to the operation, client, default, renegotiation, among others.
The criteria for the provision for loan losses are detailed in Note 21.
(IV)    Goodwill impairment—The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.
To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.
The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.
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Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.
(V)    Deferred income tax and social contribution—deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 11.
(VI)    Defined benefit pension plans—the current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.
The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 19.
(VII)    Provisions, Contingencies and Legal Obligations—ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.
Contingencies classified as probable losses are recognized in the Consolidated Balance Sheet under Provisions.
Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 9.
(VIII)    Technical provisions for insurance, pension plan and premium bonds—technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).
The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.
The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 8.
d)    Business development
Reduction of non-controlling interest in XP Inc.
On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.).
On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 4,001. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING to 41.00% of capital, giving a result in XP INC primary subscription of R$ 546.
Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486.
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After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the
Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021.
In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved.
In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC.
After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC.
However, the original agreement establishes an additional acquisition of interest of XP INC in 2022 by ITAÚ UNIBANCO HOLDING, approved by BACEN and subject to future approval by foreign regulatory bodies, as disclosed in Announcement to the Market of November 08, 2021.
Itaú CorpBanca
The Itaú CorpBanca (ITAÚ CORPBANCA) is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block.
On September 10, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda, indirectly acquired additional ownership interest of 1.08% (5,558,780,153 shares) in the
ITAÚ CORPBANCA’s capital for the amount of R$ 229, and now it holds 39.22%.
The effective acquisition and financial settlement occurred on September 14, 2020, after obtaining the regulatory authorizations.
At the Extraordinary Stockholders’ Meeting of Itaú CorpBanca held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.
Recovery do Brasil Consultoria S.A.
On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital.
On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of RECOVERY.
The effective acquisition and financial settlement occurred on May 28, 2020.
Acquisition of Zup I.T. Serviços em Tecnologia e Inovação S.A.
On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed,
ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital.
Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required.
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Note 3 – Significant accounting policies
a)    Cash and cash equivalents—Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits, Money Market (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days.
b)    Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.
c)    Securities—Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:
Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period;
Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders’ equity;
Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.
Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders’ equity.
Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.
d)    Derivative financial instruments—These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.
Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:
Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income;
Cash Flow Hedge—The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income;
Hedge of Net Investments in Foreign Operations—Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.
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e)    Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.
f)    Provision for loan losses—The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution Nº. 2,682 of December 21, 1999, which include the following:
Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default;
Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.
g)    Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.
h)    Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.
Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.
Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.
i)    Fixed assets—Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.
The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.
ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.
j)    Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.
The breakdown of intangible assets is described in Note 14.
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k)    Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software, amortized over five years, and customer portfolios, amortized within ten years.
Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.
l)    Capital Transactions with Non-Controlling Stockholders—Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity.
m)    Insurance, pension plan and premium bonds operations – Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs.
Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.
Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.
Private pension plans
Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.
Insurance premiums
Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.
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If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.
Reinsurance
In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.
Acquisition Costs
Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.
Insurance Contract Liabilities
Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.
Liability Adequacy Test
ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.
Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.
n)    Provisions, Contingent Assets and Contingent Liabilities – these are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.
Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.
These contingencies are evaluated based on Management’s best estimates, and are classified as:
Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Provisions;
Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded;
Remote: which require neither a provision nor disclosure.
The amount of deposits in guarantee is adjusted in compliance with current legislation.
Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.
Legal Obligations and Tax and Social Security Obligations
Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.
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o)    Allowance for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.
p)    Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred.
The current component is approximately the total of taxes to be paid or recovered during the reporting period.
Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each period.
The income tax and social contribution expense is recognized in the Consolidated statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.
Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under Other administrative expenses.
Tax rates, as well as their calculation bases, are detailed in Note 11.
q)    Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process.
r)    Post-employments benefits
Pension plans—defined benefit plans
The liability (or asset, as the case may be) is recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.
Pension plans—defined contribution
For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses, when due.
Other post-employment benefit obligations
Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, in the period in which they occur.
s)    Foreign currency translation
I—Functional and presentation currency
The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.
II—Foreign Currency Operations
Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders’ Equity.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    77

Note 4 - Interbank investments

	12/31/2021						12/31/2020	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**139,619**	**26,537**	**-**	**775**	**166,931**	**68.4**	**237,859**	**80.7**
Collateral held [(1)]	33,744	7,183	-	775	41,702	17.1	55,863	19.0
Collateral repledge	101,812	12,634	-	-	114,446	46.9	155,825	52.8
Assets received as collateral with right to sell or repledge	14,218	12,634	-	-	26,852	11.0	24,157	8.2
Assets received as collateral without right to sell or repledge	87,594	-	-	-	87,594	35.9	131,668	44.6
Short position	4,063	6,720	-	-	10,783	4.4	26,171	8.9
Money market and Interbank deposits – assets guaranteeing technical provisions (Note 8b)	**1,524**	**-**	**-**	**-**	**1,524**	**0.6**	**1,074**	**0.4**
Interbank deposits	**50,913**	**7,031**	**5,840**	**5,877**	**69,661**	**28.6**	**55,553**	**18.9**
Voluntary investments with the Central Bank of Brazil	**5,800**	**-**	**-**	**-**	**5,800**	**2.4**	**-**	**0.0**
Total [(2)]	**197,856**	**33,568**	**5,840**	**6,652**	**243,916**	**100.0**	**294,486**	**100.0**
% per maturity date	81.1	13.8	2.4	2.7	100.0			
Total – 12/31/2020	**229,917**	**49,038**	**8,353**	**7,178**	**294,486**			
% per maturity date	78.1	16.7	2.8	2.4	100.0			

(1) *Includes R$ 9,266 (R$ 11,119 at 12/31/2020) related to Money market - Assets received as collateral with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.*

(2) *Includes a securities valuation allowance in the amount of R$ (57) (R$ (6) at 12/31/2020).*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 7,429 (R$ 2,729 at 12/31/2020) with maturity up to 30 days, Interbank deposits, with no amount at the current period (R$ 8,408 at 12/31/2020) with maturity up to 30 days, R$ 7,087 (with no amount at 12/31/2020) with maturity from 31 to 180 days, R$ 7,843 (R$ 5,448 at 12/31/2020) with maturity from 181 to 365 days and R$ 43,393 (R$ 49,669 at 12/31/2020) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 78

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	12/31/2021											12/31/2020
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**236,168**	**(1,609)**	**(1,778)**	**232,781**	**33.0**	**2,020**	**2,307**	**2,429**	**29,369**	**52,514**	**144,142**	**269,533**
Financial treasury bills	27,833	2	-	27,835	3.9	-	2,240	-	14,172	5,548	5,875	30,129
National treasury bills	66,548	(945)	(163)	65,440	9.3	2,009	-	2,369	2,765	20,453	37,844	100,008
National treasury notes	90,286	(652)	(1,585)	88,049	12.5	10	67	60	12,432	21,086	54,394	86,830
National treasury / Securitization	110	-	30	140	0.0	-	-	-	-	-	140	184
Brazilian external debt bonds	51,391	(14)	(60)	51,317	7.3	1	-	-	-	5,427	45,889	52,382
Government securities - abroad	**60,978**	**(20)**	**(332)**	**60,626**	**8.6**	**12,101**	**10,156**	**9,003**	**15,099**	**3,218**	**11,049**	**61,751**
Argentina	1,311	29	(4)	1,336	0.2	564	226	259	247	23	17	1,497
Chile	21,553	(2)	(160)	21,391	3.0	8,810	3,979	-	2	652	7,948	23,231
Colombia	3,938	(12)	(95)	3,831	0.5	41	184	698	272	57	2,579	8,089
Korea	5,604	-	-	5,604	0.8	-	-	1,113	4,121	370	-	3,936
Spain	6,132	-	-	6,132	0.9	-	210	-	3,932	1,990	-	4,870
United States	7,227	(35)	(2)	7,190	1.0	654	841	2,298	3,205	-	192	5,835
Italy	-	-	-	-	0.0	-	-	-	-	-	-	130
Mexico	12,424	-	(16)	12,408	1.8	1,769	3,752	4,255	2,613	-	19	10,232
Paraguay	1,526	-	(57)	1,469	0.2	49	339	58	659	123	241	2,950
Peru	7	-	-	7	0.0	-	-	-	-	-	7	4
Uruguay	1,256	-	2	1,258	0.2	214	625	322	48	3	46	977
Corporate securities	**147,825**	**(183)**	**(1,247)**	**146,395**	**20.7**	**14,598**	**2,642**	**5,205**	**7,936**	**16,089**	**99,925**	**98,842**
Shares	8,576	11	(862)	7,725	1.1	7,725	-	-	-	-	-	7,709
Rural product note	12,639	-	114	12,753	1.8	284	705	2,197	2,581	1,171	5,815	5,834
Bank deposit certificates	311	-	(1)	310	0.0	55	1	19	77	146	12	529
Real estate receivables certificates	4,760	(16)	(42)	4,702	0.7	-	3	4	4	20	4,671	5,347
Fund quotas	**10,209**	**9**	**-**	**10,218**	**1.4**	**3,576**	**-**	**167**	**-**	**3,461**	**3,014**	**4,990**
Credit rights	6,916	-	-	6,916	1.0	274	-	167	-	3,461	3,014	2,524
Fixed income	2,359	-	-	2,359	0.3	2,359	-	-	-	-	-	1,846
Variable income	934	9	-	943	0.1	943	-	-	-	-	-	620
Debentures	88,965	(114)	(501)	88,350	12.5	2,486	399	1,095	2,350	6,532	75,488	56,908
Eurobonds and other	10,244	(39)	1	10,206	1.4	373	45	109	2,152	2,035	5,492	7,607
Financial bills	2,746	(16)	(1)	2,729	0.4	41	150	62	278	1,112	1,086	1,438
Promissory and commercial notes	7,457	-	30	7,487	1.1	58	1,201	1,393	429	1,428	2,978	7,222
Other	1,918	(18)	15	1,915	0.3	-	138	159	65	184	1,369	1,258
PGBL / VGBL fund quotas (1)	**197,648**	**-**	**-**	**197,648**	**28.0**	**197,648**	**-**	**-**	**-**	**-**	**-**	**205,820**
Subtotal - securities	**642,619**	**(1,812)**	**(3,357)**	**637,450**	**90.3**	**226,367**	**15,105**	**16,637**	**52,404**	**71,821**	**255,116**	**635,946**
Trading securities	331,452	(1,812)	-	329,640	46.7	206,861	2,868	3,469	23,941	43,485	49,016	381,598
Available for sale securities	165,860	-	(3,357)	162,503	23.0	19,465	12,024	11,439	20,134	12,932	86,509	205,491
Held to maturity securities (2)	145,307	-	-	145,307	20.6	41	213	1,729	8,329	15,404	119,591	48,857
Derivative financial instruments	**41,857**	**26,999**	**-**	**68,856**	**9.7**	**15,337**	**6,161**	**6,029**	**5,628**	**8,831**	**26,870**	**76,124**
Total securities and derivative financial instruments (assets)	**684,476**	**25,187**	**(3,357)**	**706,306**	**100.0**	**241,704**	**21,266**	**22,666**	**58,032**	**80,652**	**281,986**	**712,070**
Derivative financial instruments (liabilities)	**(41,664)**	**(22,305)**	**-**	**(63,969)**	**-**	**(7,107)**	**(7,066)**	**(9,108)**	**(7,642)**	**(8,679)**	**(24,367)**	**(79,599)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

(2) Unrecorded adjustment to fair value in the amount of R$ (477) (R$ 3,604 at 12/31/2020), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (170) (R$ (1,453) from 01/01 to 12/31/2020) of Financial assets available for sale. The income related to Securities and derivative financial instruments totaled R$ 2,029 (R$ (741) from 01/01 to 12/31/2020).

In the period from 01/01 to 12/31/2020, the result of Derivative financial instruments as well as Adjustment to fair Value of securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 79

b) Summary by portfolio

	12/31/2021							
	Own portfolio	Restricted to				Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
		Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank			
Government securities - Brazil	**102,512**	**75,046**	**38,909**	**2,688**	**5**	**-**	**13,621**	**232,781**
Financial treasury bills	24,226	256	-	1,119	5	-	2,229	27,835
National treasury bills	45,551	18,223	-	1,302	-	-	364	65,440
National treasury notes	18,613	56,567	1,574	267	-	-	11,028	88,049
National treasury / Securitization	140	-	-	-	-	-	-	140
Brazilian external debt bonds	13,982	-	37,335	-	-	-	-	51,317
Government securities - abroad	**49,586**	**2,383**	**173**	**8,473**	**-**	**-**	**11**	**60,626**
Argentina	1,156	-	-	180	-	-	-	1,336
Chile	19,923	1,429	-	39	-	-	-	21,391
Colombia	3,583	-	75	173	-	-	-	3,831
Korea	3,284	-	-	2,320	-	-	-	5,604
Spain	3,952	-	-	2,180	-	-	-	6,132
United States	6,513	-	-	677	-	-	-	7,190
Mexico	9,514	-	-	2,894	-	-	-	12,408
Paraguay	496	954	-	8	-	-	11	1,469
Peru	7	-	-	-	-	-	-	7
Uruguay	1,158	-	98	2	-	-	-	1,258
Corporate securities	**95,568**	**27,512**	**859**	**17,941**	**-**	**-**	**4,515**	**146,395**
Shares	7,042	-	-	1	-	-	682	7,725
Rural product note	12,753	-	-	-	-	-	-	12,753
Bank deposit certificates	225	-	-	-	-	-	85	310
Real estate receivables certificates	4,689	-	-	-	-	-	13	4,702
Fund quotas	**9,886**	**-**	**-**	**2**	**-**	**-**	**330**	**10,218**
Credit rights	6,730	-	-	-	-	-	186	6,916
Fixed income	2,215	-	-	-	-	-	144	2,359
Variable income	941	-	-	2	-	-	-	943
Debentures	44,414	27,512	-	14,779	-	-	1,645	88,350
Eurobonds and other	9,344	-	859	-	-	-	3	10,206
Financial bills	1,144	-	-	-	-	-	1,585	2,729
Promissory and commercial notes	4,156	-	-	3,159	-	-	172	7,487
Other	1,915	-	-	-	-	-	-	1,915
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**197,648**	**197,648**
Subtotal - securities	**247,666**	**104,941**	**39,941**	**29,102**	**5**	**-**	**215,795**	**637,450**
Trading securities	67,586	52,822	1,845	2,660	5	-	204,722	329,640
Available for sale securities	97,206	45,872	3,138	8,731	-	-	7,556	162,503
Held to maturity securities	82,874	6,247	34,958	17,711	-	-	3,517	145,307
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**68,856**	**-**	**68,856**
Total securities and derivative financial instruments (assets)	**247,666**	**104,941**	**39,941**	**29,102**	**5**	**68,856**	**215,795**	**706,306**
Total securities and derivative financial instruments (assets) – 12/31/2020	**302,624**	**49,270**	**40,378**	**14,287**	**6,016**	**76,124**	**223,371**	**712,070**

(*) Represent securities deposited with Contingent Liabilities (Note 9d), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 80

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term.

	12/31/2021										12/31/2020
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**104,364**	**(1,609)**	**102,755**	**31.0**	**2,006**	**2,251**	**2,326**	**20,799**	**37,737**	**37,636**	**153,646**
Financial treasury bills	23,886	2	23,888	7.2	-	2,184	-	10,282	5,547	5,875	30,111
National treasury bills	30,559	(945)	29,614	9.0	1,995	-	2,266	971	12,622	11,760	75,448
National treasury notes	47,524	(652)	46,872	14.1	10	67	60	9,546	19,561	17,628	45,035
Brazilian external debt bonds	2,395	(14)	2,381	0.7	1	-	-	-	7	2,373	3,052
Government securities - abroad	**5,084**	**(20)**	**5,064**	**1.5**	**734**	**293**	**714**	**1,793**	**248**	**1,282**	**8,232**
Argentina	902	29	931	0.3	564	221	16	90	23	17	1,482
Chile	380	(2)	378	0.1	163	10	-	2	178	25	843
Colombia	1,071	(12)	1,059	0.3	-	-	5	-	43	1,011	3,603
United States	2,634	(35)	2,599	0.8	-	49	677	1,681	-	192	2,085
Italy	-	-	-	0.0	-	-	-	-	-	-	130
Mexico	19	-	19	0.0	-	-	-	-	-	19	5
Paraguay	10	-	10	0.0	-	6	-	-	1	3	3
Peru	7	-	7	0.0	-	-	-	-	-	7	4
Uruguay	61	-	61	0.0	7	7	16	20	3	8	77
Corporate securities	**24,356**	**(183)**	**24,173**	**7.5**	**6,473**	**324**	**429**	**1,349**	**5,500**	**10,098**	**13,900**
Shares	2,841	11	2,852	0.9	2,852	-	-	-	-	-	3,403
Bank deposit certificates	182	-	182	0.1	13	1	2	15	144	7	219
Real estate receivables certificates	151	(16)	135	0.0	-	-	-	-	20	115	68
Fund quotas	**10,003**	**9**	**10,012**	**3.1**	**3,370**	-	**167**	-	**3,461**	**3,014**	**4,520**
Credit rights	6,916	-	6,916	2.1	274	-	167	-	3,461	3,014	2,524
Fixed income	2,153	-	2,153	0.7	2,153	-	-	-	-	-	1,376
Variable income	934	9	943	0.3	943	-	-	-	-	-	620
Debentures	3,345	(114)	3,231	1.0	-	12	14	182	383	2,640	2,479
Eurobonds and other	5,480	(39)	5,441	1.7	197	35	14	1,039	1,024	3,132	2,202
Financial bills	1,648	(16)	1,632	0.5	41	150	62	65	416	898	802
Promissory and commercial notes	230	-	230	0.1	-	-	11	3	47	169	-
Other	476	(18)	458	0.1	-	126	159	45	5	123	207
PGBL / VGBL fund quotas	**197,648**	-	**197,648**	**60.0**	**197,648**	-	-	-	-	-	**205,820**
Total	**331,452**	**(1,812)**	**329,640**	**100.0**	**206,861**	**2,868**	**3,469**	**23,941**	**43,485**	**49,016**	**381,598**
% per maturity date					62.7	0.9	1.1	7.2	13.2	14.9	
Total – 12/31/2020	**380,559**	**1,039**	**381,598**	**100.0**	**220,174**	**9,455**	**42,843**	**23,161**	**35,432**	**50,533**	
% per maturity date					57.7	2.5	11.2	6.1	9.3	13.2	

At 12/31/2021, ITAÚ UNIBANCO HOLDING's portfolio comprises National treasury notes in the amount of R$ 160 with maturity over 365 days (R$ 201 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 81

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	12/31/2021										12/31/2020
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**47,234**	**(1,778)**	**45,456**	**28.0**	**14**	**56**	**103**	**8,570**	**1,941**	**34,772**	**71,874**
Financial treasury bills	3,947	-	3,947	2.4	-	56	-	3,890	1	-	18
National treasury bills	3,331	(163)	3,168	2.0	14	-	103	1,794	-	1,257	24,560
National treasury notes	35,246	(1,585)	33,661	20.7	-	-	-	2,886	1,525	29,250	33,572
National treasury / Securitization	110	30	140	0.1	-	-	-	-	-	140	184
Brazilian external debt bonds	4,600	(60)	4,540	2.8	-	-	-	-	415	4,125	13,540
Government securities - abroad	**37,467**	**(332)**	**37,135**	**22.9**	**11,326**	**9,653**	**6,564**	**4,981**	**610**	**4,001**	**52,999**
Argentina	409	(4)	405	0.3	-	5	243	157	-	-	15
Chile	15,429	(160)	15,269	9.4	8,647	3,969	-	-	474	2,179	22,388
Colombia	1,942	(95)	1,847	1.1	-	184	81	-	14	1,568	3,986
Korea	-	-	-	0.0	-	-	-	-	-	-	3,936
Spain	-	-	-	0.0	-	-	-	-	-	-	4,870
United States	4,593	(2)	4,591	2.8	654	792	1,621	1,524	-	-	3,750
Mexico	12,405	(16)	12,389	7.7	1,769	3,752	4,255	2,613	-	-	10,227
Paraguay	1,516	(57)	1,459	0.9	49	333	58	659	122	238	2,947
Uruguay	1,173	2	1,175	0.7	207	618	306	28	-	16	880
Corporate securities	**81,159**	**(1,247)**	**79,912**	**49.1**	**8,125**	**2,315**	**4,772**	**6,583**	**10,381**	**47,736**	**80,618**
Shares	5,735	(862)	4,873	3.0	4,873	-	-	-	-	-	4,306
Rural product note	12,639	114	12,753	7.8	284	705	2,197	2,581	1,171	5,815	5,834
Bank deposit certificates	129	(1)	128	0.1	42	-	17	62	2	5	310
Real estate receivables certificates	1,074	(42)	1,032	0.6	-	-	-	-	-	1,032	1,010
Fund quotas of fixed income	206	-	206	0.1	206	-	-	-	-	-	470
Debentures	46,845	(501)	46,344	28.5	2,486	387	1,081	2,168	5,941	34,281	54,429
Eurobonds and other	4,764	1	4,765	2.9	176	10	95	1,113	1,011	2,360	5,403
Financial bills	1,098	(1)	1,097	0.7	-	-	-	213	696	188	636
Promissory and commercial notes	7,227	30	7,257	4.5	58	1,201	1,382	426	1,381	2,809	7,222
Other	1,442	15	1,457	0.9	-	12	-	20	179	1,246	998
Total	**165,860**	**(3,357)**	**162,503**	**100.0**	**19,465**	**12,024**	**11,439**	**20,134**	**12,932**	**86,509**	**205,491**
% per maturity date					12.0	7.4	7.0	12.4	8.0	53.2	
Total – 12/31/2020	**202,377**	**3,114**	**205,491**	**100.0**	**19,531**	**10,061**	**16,642**	**19,111**	**29,268**	**110,878**	
% per maturity date					9.5	4.9	8.1	9.3	14.2	54.0	

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Trading securities, being R$ 4,415 of Government Securities – Brazil and R$ 162 of Government securities - abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 82

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (783) (R$ 119 at 12/31/2020) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	12/31/2021									12/31/2020	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**84,570**	**58.2**	**-**	**-**	**-**	**-**	**12,836**	**71,734**	**84,789**	**44,013**	**47,712**
National treasury bills	32,658	22.4	-	-	-	-	7,831	24,827	31,548	-	-
National treasury notes	7,516	5.2	-	-	-	-	-	7,516	8,119	8,223	9,664
Brazilian external debt bonds	44,396	30.6	-	-	-	-	5,005	39,391	45,122	35,790	38,048
Government securities - abroad	**18,427**	**12.7**	**41**	**210**	**1,725**	**8,325**	**2,360**	**5,766**	**18,423**	**520**	**527**
Chile	5,744	4.0	-	-	-	-	-	5,744	5,744	-	-
Colombia	925	0.6	41	-	612	272	-	-	913	500	493
Correia	5,604	3.9	-	-	1,113	4,121	370	-	5,604	-	-
Espanha	6,132	4.2	-	210	-	3,932	1,990	-	6,128	-	-
Uruguay	22	-	-	-	-	-	-	22	34	20	34
Corporate securities	**42,310**	**29.1**	**-**	**3**	**4**	**4**	**208**	**42,091**	**41,618**	**4,324**	**4,222**
Real estate receivables certificates	3,535	2.4	-	3	4	4	-	3,524	3,368	4,269	4,167
Debentures	38,775	26.7	-	-	-	-	208	38,567	38,250	-	-
Eurobonds and other	-	-	-	-	-	-	-	-	-	2	2
Other	-	-	-	-	-	-	-	-	-	53	53
Total (*)	**145,307**	**100.0**	**41**	**213**	**1,729**	**8,329**	**15,404**	**119,591**	**144,830**	**48,857**	**52,461**
% per maturity date			-	0.1	1.2	5.7	10.6	82.2			
Total – 12/31/2020	**48,857**	**100.0**	**6,568**	**-**	**2,547**	**543**	**37**	**39,162**	**52,461**		
% per maturity date			13.4	-	5.2	1.2	0.1	80.1			

(*) In order to reflect the current risk management strategy, in the period ended at 12/31/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Available for sale securities, being R$ 19,138 of Government Securities – Brazil, R$ 38,338 of Debentures and R$ 17,139 of Sovereign Bonds.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021

83

f) Derivative financial instruments
ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.
Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.
Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.
Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.
Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.
Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.
ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk.
CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.
TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.
The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 4,206 (R$ 14,964 at 12/31/2020) and was basically comprised of government securities.
Further information on internal controls and parameters used to manage risks may be found in Note 21—Risk, Capital Management and Fixed Asset Limits.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    84

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	12/31/2021										12/31/2020
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	13,409	24,604	38,013	55.2	1,819	370	837	2,596	7,341	25,050	46,019
Option agreements	20,340	890	21,230	30.8	10,525	3,504	3,787	1,908	688	818	20,161
Forwards	2,954	(13)	2,941	4.3	1,515	1,078	289	56	3	-	1,959
Credit derivatives	(271)	513	242	0.4	-	-	7	8	22	205	156
NDF - Non Deliverable Forward	5,256	687	5,943	8.6	1,193	1,207	1,109	1,053	752	629	7,596
Other Derivative Financial Instruments	169	318	487	0.7	285	2	-	7	25	168	233
Total	**41,857**	**26,999**	**68,856**	**100.0**	**15,337**	**6,161**	**6,029**	**5,628**	**8,831**	**26,870**	**76,124**
% per maturity date					22.4	8.9	8.8	8.2	12.8	38.9	
Total – 12/31/2020	**43,376**	**32,748**	**76,124**	**100.0**	**17,307**	**5,504**	**2,828**	**9,071**	**6,475**	**34,939**	
% per maturity date					22.7	7.2	3.7	11.9	8.5	46.0	

	12/31/2021										12/31/2020
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(15,271)	(19,375)	(34,646)	54.2	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)	(51,789)
Option agreements	(20,213)	(3,099)	(23,312)	36.4	(4,040)	(5,170)	(7,479)	(4,264)	(869)	(1,490)	(20,347)
Forwards	(762)	-	(762)	1.2	(762)	-	-	-	-	-	(905)
Credit derivatives	(261)	63	(198)	0.3	-	-	(1)	(1)	(8)	(188)	(76)
NDF - Non Deliverable Forward	(5,017)	121	(4,896)	7.7	(739)	(1,256)	(565)	(1,097)	(822)	(417)	(6,426)
Other Derivative Financial Instruments	(140)	(15)	(155)	0.2	(4)	(2)	(6)	(5)	(36)	(102)	(56)
Total	**(41,664)**	**(22,305)**	**(63,969)**	**100.0**	**(7,107)**	**(7,066)**	**(9,108)**	**(7,642)**	**(8,679)**	**(24,367)**	**(79,599)**
% per maturity date					11.1	11.0	14.2	11.9	13.6	38.2	
Total – 12/31/2020	**(47,485)**	**(32,114)**	**(79,599)**	**100.0**	**(16,630)**	**(4,267)**	**(2,712)**	**(12,668)**	**(6,895)**	**(36,427)**	
% per maturity date					20.9	5.4	3.4	15.9	8.7	45.7	

The result of derivative financial instruments in the period totaled R$ 8,558 (R$ (8,925) from 01/01 to 12/31/2020).

In ITAÚ UNIBANCO HOLDING, market values related to Swaps contract positions, involving Interest, in asset position, totaled R$ 274 (R$ 69 at 12/31/2020) with maturity from 31 to 180 days. The market values related to Swaps contract positions, involving Foreign currency, in liability position, totaled R$ 367 (with no amount at 12/31/2020) with maturity from 31 to 180 days. The market values related to Options contract positions, involving Shares, in asset position, with no amount at the current period (R$ 4 with maturity from 181 to 365 days and R$ 23 with maturity over 365 days at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 85

II - Derivatives by index and Risk Fator

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	12/31/2021	12/31/2020	12/31/2021	12/31/2021	12/31/2021	12/31/2020
Future contracts	**857,781**	**781,453**	**-**	**-**	**-**	**-**
Purchase commitments	**470,895**	**338,165**	**-**	**-**	**-**	**-**
Shares	14,627	8,300	-	-	-	-
Commodities	703	1,170	-	-	-	-
Interest	429,862	304,454	-	-	-	-
Foreign currency	25,703	24,241	-	-	-	-
Commitments to sell	**386,886**	**443,288**	**-**	**-**	**-**	**-**
Shares	14,181	7,535	-	-	-	-
Commodities	3,308	2,201	-	-	-	-
Interest	342,575	397,157	-	-	-	-
Foreign currency	26,822	36,395	-	-	-	-
Swap contracts			**(1,862)**	**5,229**	**3,367**	**(5,770)**
Asset position	**1,338,457**	**1,442,449**	**13,409**	**24,604**	**38,013**	**46,019**
Commodities	2	278	-	-	-	1
Interest	1,318,082	1,423,134	10,338	23,835	34,173	41,983
Foreign currency	20,373	19,037	3,071	769	3,840	4,035
Liability position	**1,338,457**	**1,442,449**	**(15,271)**	**(19,375)**	**(34,646)**	**(51,789)**
Shares	497	108	(37)	(3)	(40)	(10)
Commodities	130	341	-	(1)	(1)	(9)
Interest	1,309,778	1,425,904	(13,331)	(19,377)	(32,708)	(47,696)
Foreign currency	28,052	16,096	(1,903)	6	(1,897)	(4,074)
Option contracts	**1,627,399**	**1,743,520**	**127**	**(2,209)**	**(2,082)**	**(186)**
Purchase commitments - long position	**147,475**	**133,404**	**17,907**	**1,548**	**19,455**	**16,109**
Shares	11,907	12,380	521	1,135	1,656	1,339
Commodities	471	356	20	20	40	27
Interest	65,782	53,061	53	155	208	57
Foreign currency	69,315	67,607	17,313	238	17,551	14,686
Commitments to sell - long position	**668,380**	**743,573**	**2,433**	**(658)**	**1,775**	**4,052**
Shares	18,928	14,659	878	339	1,217	790
Commodities	306	75	9	(3)	6	1
Interest	582,086	659,826	154	(148)	6	2,460
Foreign currency	67,060	69,013	1,392	(846)	546	801
Purchase commitments - short position	**83,334**	**131,551**	**(17,548)**	**(3,593)**	**(21,141)**	**(15,816)**
Shares	14,045	13,080	(348)	(1,186)	(1,534)	(1,467)
Commodities	274	899	(8)	(1)	(9)	(46)
Interest	6,884	57,770	(21)	(859)	(880)	(299)
Foreign currency	62,131	59,802	(17,171)	(1,547)	(18,718)	(14,004)
Commitments to sell - short position	**728,210**	**734,992**	**(2,665)**	**494**	**(2,171)**	**(4,531)**
Shares	16,545	13,200	(648)	(368)	(1,016)	(680)
Commodities	266	246	(19)	11	(8)	(4)
Interest	642,475	653,376	(227)	211	(16)	(2,295)
Foreign currency	68,924	68,170	(1,771)	640	(1,131)	(1,552)
Forward operations	**26,129**	**23,989**	**2,192**	**(13)**	**2,179**	**1,054**
Purchases receivable	**1,016**	**18,666**	**1,016**	**(27)**	**989**	**885**
Shares	948	304	948	(27)	921	301
Interest	68	584	68	-	68	584
Foreign currency	-	17,778	-	-	-	-
Purchases payable obligations	**-**	**-**	**(68)**	**-**	**(68)**	**(584)**
Interest	-	-	(68)	-	(68)	(584)
Sales receivable	**20,765**	**1,132**	**1,938**	**14**	**1,952**	**1,074**
Shares	1,258	770	1,244	(1)	1,243	766
Interest	-	-	694	-	694	308
Foreign currency	19,507	362	-	15	15	-
Sales deliverable obligations	**4,348**	**4,191**	**(694)**	**-**	**(694)**	**(321)**
Interest	694	308	(694)	-	(694)	(308)
Foreign currency	3,654	3,883	-	-	-	(13)
Credit derivatives	**21,556**	**20,060**	**(532)**	**576**	**44**	**80**
Asset position	**13,414**	**15,877**	**(271)**	**513**	**242**	**156**
Shares	1,784	2,796	(37)	101	64	88
Commodities	18	19	-	-	-	1
Interest	11,612	13,062	(234)	412	178	67
Liability position	**8,142**	**4,183**	**(261)**	**63**	**(198)**	**(76)**
Shares	1,865	1,154	(63)	17	(46)	(34)
Commodities	-	3	-	-	-	-
Interest	6,277	3,026	(198)	46	(152)	(42)
NDF - Non Deliverable Forward	**278,531**	**313,463**	**239**	**808**	**1,047**	**1,170**
Asset position	**144,123**	**156,542**	**5,256**	**687**	**5,943**	**7,596**
Shares	5	-	-	-	-	-
Commodities	2,489	1,715	478	(1)	477	262
Foreign currency	141,629	154,827	4,778	688	5,466	7,334
Liability position	**134,408**	**156,921**	**(5,017)**	**121**	**(4,896)**	**(6,426)**
Commodities	1,104	975	(50)	3	(47)	(38)
Foreign currency	133,304	155,946	(4,967)	118	(4,849)	(6,388)
Other derivative financial instruments	**6,217**	**6,585**	**29**	**303**	**332**	**177**
Asset position	**5,256**	**5,352**	**169**	**318**	**487**	**233**
Shares	202	126	-	8	8	2
Interest	4,993	5,224	166	28	194	174
Foreign currency	61	2	3	282	285	57
Liability position	**961**	**1,233**	**(140)**	**(15)**	**(155)**	**(56)**
Shares	576	799	(9)	(11)	(20)	(37)
Interest	376	434	(131)	(3)	(134)	(19)
Foreign currency	9	-	-	(1)	(1)	-
		Asset	**41,857**	**26,999**	**68,856**	**76,124**
		Liability	**(41,664)**	**(22,305)**	**(63,969)**	**(79,599)**
		Total	**193**	**4,694**	**4,887**	**(3,475)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2021	12/31/2020
Future contracts	370,243	248,922	74,456	164,160	857,781	781,453
Swap contracts	131,681	155,022	121,040	930,714	1,338,457	1,442,449
Option contracts	1,230,470	268,254	46,117	82,558	1,627,399	1,743,520
Forwards	3,173	13,402	9,551	3	26,129	23,989
Credit derivatives	-	6,602	826	14,128	21,556	20,060
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531	313,463
Other derivative financial instruments	199	739	648	4,631	6,217	6,585

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 86

III—Derivatives by notional amount
See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.
12/31/2021
NDF—NonOther
Future    Swap OptionCreditderivative
ForwardsDeliverable
contracts    contracts contractsderivativesfinancial
Forward
instruments
Stock exchange    857,781 817,6291,530,73025,3687,53565,035-
Over-the-counter market    - 520,82896,66976114,021213,4966,217
Financial institutions    - 413,65157,54076114,02176,4154,861
Companies    - 103,75838,078--136,2701,353
Individuals    - 3,4191,051--8113
Total    857,781 1,338,4571,627,39926,12921,556278,5316,217
Total – 12/31/2020    781,453 1,442,4491,743,52023,98920,060313,4636,585
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    87

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2021			12/31/2020		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)	(8,501)	3,705	(4,796)
TRS	(5,610)	-	(5,610)	(7,854)	-	(7,854)
Total	**(15,447)**	**6,109**	**(9,338)**	**(16,355)**	**3,705**	**(12,650)**

The effect of the risk received on the reference equity (Note 21c) was R$ 135 (R$ 86 at 12/31/2020).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 88

V - Hedge accounting

I) **Cash flow** - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2021					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	38,445	1,064	1,064	38,080	1,072
Hedge of assets transactions	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of assets denominated in UF	14,558	-	(127)	(127)	14,683	(127)
Hedge of funding	-	5,749	30	30	5,779	30
Hedge of loan operations	131	-	-	-	131	1
Foreign exchange risk						
Hedge of highly probable forecast transactions	3,508	-	185	653	3,508	185
Total	**67,344**	**44,194**	**(943)**	**(475)**	**110,356**	**(946)**

Strategies	12/31/2020					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	101,929	(2,423)	(2,464)	103,417	(2,433)
Hedge of assets transactions	5,673	-	66	66	5,743	66
Hedge of asset-backed securities under repurchase agreements	29,533	-	697	697	31,417	699
Hedge of assets denominated in UF	16,674	-	(4)	(4)	16,677	(1)
Hedge of funding	-	2,007	(10)	(10)	1,996	(11)
Hedge of loan operations	327	-	12	12	316	15
Variable costs risks						
Hedge of highly probable forecast transactions	31,594	-	(3)	(3)	15,803	(3)
Foreign exchange risk						
Hedge of highly probable forecast transactions	1,314	-	(105)	52	1,314	(105)
Total	**85,115**	**103,936**	**(1,770)**	**(1,654)**	**176,683**	**(1,773)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 89

Hedge instruments	12/31/2021						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	86,255	144	-	(1,035)	(1,031)	(4)	(16)
Swap	20,593	5,749	14,688	(96)	(97)	1	-
Foreign exchange risk (4)							
Futures	3,508	-	3,665	185	185	-	-
Total	**110,356**	**5,893**	**18,353**	**(946)**	**(943)**	**(3)**	**(16)**

Hedge instruments	12/31/2020						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	140,577	146	-	(1,668)	(1,660)	(8)	(657)
Swap	18,989	2,007	17,006	3	(2)	5	-
Foreign exchange risk (4)							
Futures	17,117	5	298	(108)	(108)	-	-
Total	**176,683**	**2,158**	**17,304**	**(1,773)**	**(1,770)**	**(3)**	**(657)**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ 378 (R$ (1,728) at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 90

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

	12/31/2021						
	Hedge item					Hedge instruments	
Strategies	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of available for sale securities	11,765	-	10,328	-	(1,437)	11,359	1,432
Hedge of other financial assets	19,551	-	19,121	-	(430)	19,289	422
Total	**40,206**	**11,051**	**38,366**	**10,661**	**(1,450)**	**50,589**	**1,438**

	12/31/2020						
	Hedge item					Hedge instruments	
Strategies	Book value		Fair value		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,205	-	9,616	-	411	9,205	(423)
Hedge of funding	-	10,200	-	11,591	(1,391)	10,200	1,390
Hedge of available for sale securities	24,677	-	25,857	-	1,180	26,866	(1,186)
Total	**33,882**	**10,200**	**35,473**	**11,591**	**200**	**46,271**	**(219)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

In the period, the amount of R$ 24,447 was reversed from the hedge relationship, which effective portion is R$ 587, with no effect on the result because it is a market risk hedge of Available for sale securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 91

12/31/2021
Book value(1)Variation in theHedge
Hedge Instruments
Notional amount amounts used toineffectiveness
calculate hedgerecognized in
AssetsLiabilitiesineffectivenessincome
Interest rate risk
Swap     24,689210,13015(4)
Other Derivatives     2,491-7,1641,700-
Futures     23,409-13,347(277)(8)
Total     50,589230,6411,438(12)
12/31/2020
Book value(1)Variation in theHedge
Hedge Instruments
Notional amount amounts used toineffectiveness
calculate hedgerecognized in
AssetsLiabilitiesineffectivenessincome
Interest rate risk
Swap     23,9852,871-750(19)
Other Derivatives     22,286-21,336(969)-
Total     46,2712,87121,336(219)(19)
(1) Recorded under heading Derivative Financial Instruments.
To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.
Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    92

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategies for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2021					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	9,646	-	(12,695)	(12,695)	13,888	(12,730)
Total	**9,646**	**-**	**(12,695)**	**(12,695)**	**13,888**	**(12,730)**

Strategies	12/31/2020					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,277	-	(12,595)	(12,595)	24,619	(12,645)
Total	**15,277**	**-**	**(12,595)**	**(12,595)**	**24,619**	**(12,645)**

(*) Recorded under heading Other comprehensive income.

In the period, the amount of R$ 11,752 was reversed from the hedge relationship, which remaining balance in the Foreign currency convertion reserve (Stockholders' equity) is R$ (6,196), with no effect on the result as foreign investments were maintained.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 93

Hedge instruments	12/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	2,126	286	-	(2,780)	(2,765)	(15)	-
Futures / NDF - Non Deliverable Forward	6,000	208	-	(3,049)	(3,062)	13	-
Futures / Financial Assets	5,762	6,566	3,653	(6,901)	(6,868)	(33)	-
Total	**13,888**	**7,060**	**3,653**	**(12,730)**	**(12,695)**	**(35)**	**-**

Hedge instruments	12/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Futures	5,052	-	31	(3,310)	(3,298)	(12)	-
Futures / NDF - Non Deliverable Forward	15,196	445	-	(7,282)	(7,250)	(32)	-
Futures / Financial Assets	4,371	4,556	2,762	(2,053)	(2,047)	(6)	-
Total	**24,619**	**5,001**	**2,793**	**(12,645)**	**(12,595)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Other comprehensive income.

(3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 94

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	10,680	13,838	6,771	5,257	-	1,534	-	**38,080**
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	**3,508**
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	**8,213**
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	**14,683**
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	**5,779**
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	**131**
Hedge of loan operations (Market risk)	3,377	1,522	797	838	809	1,547	-	**8,890**
Hedge of funding (Market risk)	1,206	1,072	302	273	2,920	3,916	1,362	**11,051**
Hedge of available for sale securities	326	2,108	1,153	2,487	680	3,670	935	**11,359**
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	**39,962**
Hedge of net investment in foreign operations (*)	13,888	-	-	-	-	-	-	**13,888**
Hedge of other financial assets (Market risk)	13,602	485	456	779	1,106	2,078	783	**19,289**
Total	**63,533**	**42,155**	**24,470**	**22,732**	**5,515**	**13,348**	**3,080**	**174,833**

	12/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	70,202	9,077	13,059	5,504	4,856	719	-	**103,417**
Hedge of highly probable forecast transactions	17,117	-	-	-	-	-	-	**17,117**
Hedge of assets transactions	3,604	2,139	-	-	-	-	-	**5,743**
Hedge of assets denominated in UF	15,400	1,277	-	-	-	-	-	**16,677**
Hedge of funding (Cash flow)	1,765	27	204	-	-	-	-	**1,996**
Hedge of loan operations (Cash flow)	212	104	-	-	-	-	-	**316**
Hedge of loan operations (Market risk)	2,999	1,793	1,297	447	898	1,771	-	**9,205**
Hedge of funding (Market risk)	213	657	549	176	581	5,448	2,576	**10,200**
Hedge of available for sale securities	5,897	1,668	2,589	2,318	2,105	10,931	1,358	**26,866**
Hedge of asset-backed securities under repurchase agreements	22,186	2,297	6,130	-	804	-	-	**31,417**
Hedge of net investment in foreign operations (*)	24,619	-	-	-	-	-	-	**24,619**
Total	**164,214**	**19,039**	**23,828**	**8,445**	**9,244**	**18,869**	**3,934**	**247,573**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 95

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2021 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.3)	(86.5)	(167.4)
Currency Coupon	Foreign Exchange Coupon Rates	(0.1)	(42.7)	(78.2)
Foreign Currency	Foreign Exchange Rates	(3.1)	(13.2)	(38.7)
Price Indices	Inflation Coupon Rates	-	(37.3)	(80.5)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.2	56.5	169.7
Other	Exposures that do not fall under the definitions above	(0.1)	5.4	15.4
Total		**(3.4)**	**(117.8)**	**(179.7)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2021 (*)		
Risk factors	Risk of variations in:	Scenarios		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.8)	(3,447.2)	(6,666.7)
Currency Coupon	Foreign Exchange Coupon Rates	(3.2)	(304.5)	(575.4)
Foreign Currency	Foreign Exchange Rates	1.6	(110.4)	(236.2)
Price Indices	Inflation Coupon Rates	(0.3)	(183.7)	(473.8)
TR	TR Coupon Rates	1.1	(243.8)	(535.0)
Equities	Prices of Equities	6.0	(89.0)	(121.3)
Other	Exposures that do not fall under the definitions above	-	1.8	0.8
Total		**(7.6)**	**(4,376.8)**	**(8,607.6)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 96

Note 6—Loan, lease and other credit operations
a) Composition of the portfolio with credit granting characteristics
I – By type of operations and risk level
Risk levels     12/31/202112/31/2020
AA    A BCDEFGHTotalTotal
Loan operations    411,535 110,31667,37844,84814,1605,5695,6526,87910,988677,325598,916
Loans and discounted trade receivables    200,895 85,80450,87534,91110,1884,4044,5315,9199,656407,183363,855
Financing    81,925 12,16712,4037,5783,353815506730848120,325118,810
Farming financing    9,905 1,0722672392892611,32110,598
Real estate financing    118,810 11,2733,8332,336610322606228478138,496105,653
Lease operations    3,151 3,91368054182464782758,6179,278
Credit card operations    1,045 102,4776,8534,5921,5331,0511,0198433,614123,02795,008
Advance on exchange contracts (1)    7,747 34328163369304118,5515,250
Other sundry receivables (2)    115 52413310-39366701,5542,101
Total operations with credit granting characteristics    423,593 217,57375,32550,05415,8116,6786,8417,85115,348819,074710,553
Financial guarantees provided (3)
82,91068,933
Total with Financial guarantees provided    423,593 217,57375,32550,05415,8116,6786,8417,85115,348901,984779,486
Total operations with credit granting characteristics at
12/31/2020    340,273 197,75170,95544,20713,6647,80812,5438,67114,681710,553
(1)    Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
(2)    Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
(3)    Recorded in Offsetting accounts.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    97

II – By maturity and risk level

	12/31/2021										12/31/2020
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1][2]										
Falling due installments	-	-	**1,991**	**2,538**	**2,067**	**1,623**	**1,639**	**1,679**	**4,548**	**16,085**	**14,061**
01 to 30	-	-	94	110	89	76	78	72	217	736	597
31 to 60	-	-	79	115	86	73	74	71	210	708	627
61 to 90	-	-	72	107	89	76	78	76	219	717	515
91 to 180	-	-	194	272	221	180	191	188	533	1,779	1,453
181 to 365	-	-	322	453	372	294	341	316	881	2,979	2,430
Over 365 days	-	-	1,230	1,481	1,210	924	877	956	2,488	9,166	8,439
Overdue installments	-	-	**680**	**944**	**1,262**	**1,295**	**1,519**	**3,016**	**7,381**	**16,097**	**13,505**
01 to 14	-	-	10	44	35	31	32	29	103	284	222
15 to 30	-	-	643	145	120	113	107	74	193	1,395	1,007
31 to 60	-	-	27	720	277	225	172	125	348	1,894	1,810
61 to 90	-	-	-	24	768	131	289	130	312	1,654	1,437
91 to 180	-	-	-	11	62	745	845	2,542	1,123	5,328	3,202
181 to 365	-	-	-	-	-	50	74	116	5,020	5,260	5,538
Over 365 days	-	-	-	-	-	-	-	-	282	282	289
Subtotal (a)	-	-	**2,671**	**3,482**	**3,329**	**2,918**	**3,158**	**4,695**	**11,929**	**32,182**	**27,566**
Subtotal - 12/31/2020	-	-	**2,023**	**2,780**	**3,705**	**2,381**	**2,848**	**2,760**	**11,069**	**27,566**	
	Non-overdue Operations										
Falling due installments	**422,728**	**216,516**	**72,500**	**46,392**	**12,378**	**3,709**	**3,609**	**3,125**	**3,363**	**784,320**	**680,146**
01 to 30	31,188	48,152	9,153	7,106	2,513	329	382	188	630	99,641	78,053
31 to 60	34,125	23,047	4,544	2,698	544	133	129	115	251	65,586	52,351
61 to 90	21,303	14,648	4,070	2,392	435	165	329	114	179	43,635	40,074
91 to 180	44,120	29,858	8,927	5,361	1,010	324	274	145	335	90,354	83,715
181 to 365	57,955	30,042	10,772	7,383	1,553	711	641	395	435	109,887	93,285
Over 365 days	234,037	70,769	35,034	21,452	6,323	2,047	1,854	2,168	1,533	375,217	332,668
Overdue up to 14 days	865	1,057	154	180	104	51	74	31	56	**2,572**	**2,841**
Subtotal (b)	**423,593**	**217,573**	**72,654**	**46,572**	**12,482**	**3,760**	**3,683**	**3,156**	**3,419**	**786,892**	**682,987**
Subtotal - 12/31/2020	**340,273**	**197,751**	**68,932**	**41,427**	**9,959**	**5,427**	**9,695**	**5,911**	**3,612**	**682,987**	
Total Portfolio (a + b)	**423,593**	**217,573**	**75,325**	**50,054**	**15,811**	**6,678**	**6,841**	**7,851**	**15,348**	**819,074**	**710,553**
Existing allowance	**(2,494)**	**(1,918)**	**(2,979)**	**(5,064)**	**(4,465)**	**(3,339)**	**(4,788)**	**(7,718)**	**(15,348)**	**(48,931)**	**(52,158)**
Minimum	-	(1,087)	(750)	(1,487)	(1,551)	(1,997)	(3,401)	(5,337)	(15,348)	(30,958)	(33,662)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(818)	(754)
Additional [3]	(2,494)	(831)	(2,229)	(3,577)	(2,914)	(1,342)	(1,387)	(2,381)	-	(17,155)	(17,742)
Existing current provision										**(20,770)**	**(21,294)**
Existing non-current provision										**(28,161)**	**(30,864)**
Total Portfolio at 12/31/2020	**340,273**	**197,751**	**70,955**	**44,207**	**13,664**	**7,808**	**12,543**	**8,671**	**14,681**	**710,553**	
Existing allowance at 12/31/2020	**(2,042)**	**(1,867)**	**(1,286)**	**(5,282)**	**(6,095)**	**(3,299)**	**(8,185)**	**(8,667)**	**(14,681)**	**(52,158)**	
Minimum	-	(987)	(705)	(1,303)	(1,325)	(2,339)	(6,257)	(6,065)	(14,681)	(33,662)	
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(754)	
Additional [3]	(2,042)	(880)	(581)	(3,979)	(4,770)	(960)	(1,928)	(2,602)	-	(17,742)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.

(2) The balance of non-accrual operations amounts to R$ 23,938 (R$ 19,925 at 12/31/2020).

(3) Related to expected and potential loss. Includes Provision for Loan Commitments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 98

III – By business sector

	12/31/2021	%	12/31/2020	%
Public Sector	**3,488**	**0.4%**	**3,787**	**0.5%**
Petrochemical and chemical	648	0.1%	2,360	0.3%
State and local governments	1,620	0.2%	1,125	0.2%
Sundry	1,220	0.1%	302	0.0%
Private sector	**815,586**	**99.6%**	**706,766**	**99.5%**
Companies	**395,597**	**48.3%**	**367,233**	**51.7%**
Sugar and alcohol	4,064	0.4%	4,569	0.6%
Agribusiness and fertilizers	27,053	3.3%	22,640	3.2%
Food and beverage	22,030	2.7%	21,043	3.0%
Banks and other financial institutions	16,064	2.0%	14,279	2.0%
Capital assets	6,484	0.8%	5,011	0.7%
Pulp and paper	3,721	0.5%	1,668	0.2%
Publishing and printing	1,937	0.2%	1,628	0.2%
Electronic and IT	8,754	1.1%	7,596	1.1%
Packaging	5,758	0.7%	3,196	0.4%
Energy and sewage	6,699	0.8%	9,007	1.3%
Education	3,287	0.4%	3,119	0.4%
Pharmaceuticals and cosmetics	9,294	1.1%	8,730	1.2%
Real estate agents	29,909	3.6%	29,457	4.1%
Entertainment and tourism	8,080	1.0%	8,409	1.2%
Wood and furniture	7,155	0.9%	4,969	0.7%
Construction materials	6,479	0.8%	4,593	0.6%
Steel and metallurgy	11,816	1.4%	10,199	1.5%
Media	700	0.1%	734	0.1%
Mining	5,510	0.7%	5,329	0.8%
Infrastructure work	9,470	1.2%	10,904	1.5%
Oil and gas (*)	9,504	1.2%	7,223	1.0%
Petrochemical and chemical	12,754	1.6%	12,764	1.8%
Health care	5,612	0.7%	5,005	0.7%
Insurance, reinsurance and pension plans	95	0.0%	54	0.0%
Telecommucations	2,665	0.3%	2,823	0.4%
Third sector	3,534	0.4%	3,656	0.5%
Tradings	3,484	0.4%	2,589	0.4%
Transportation	30,073	3.7%	25,809	3.7%
Domestic appliances	3,399	0.4%	2,894	0.4%
Vehicles and autoparts	15,853	1.9%	16,530	2.4%
Clothing and shoes	6,277	0.8%	5,277	0.7%
Commerce - sundry	30,890	3.8%	26,849	3.8%
Industry - sundry	13,156	1.6%	10,982	1.5%
Services - sundry	47,263	5.8%	48,578	6.9%
Sundry	16,774	2.0%	19,120	2.7%
Individuals	**419,989**	**51.3%**	**339,533**	**47.8%**
Credit cards	120,154	14.7%	93,102	13.1%
Mortgage loans	129,894	15.8%	96,603	13.6%
Consumer loans / checking account	140,042	17.1%	126,345	17.8%
Vehicles	29,899	3.7%	23,483	3.3%
Grand total	**819,074**	**100.0%**	**710,553**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	12/31/2021		12/31/2020	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	26,346	(189)	27,190	(188)
Sundry bank guarantees	34,036	(351)	26,448	(357)
Other financial guarantees provided	10,112	(193)	8,248	(153)
Tied to the distribution of marketable securities by Public Offering	5,698	(6)	1,445	(1)
Restricted to bids, auctions, service provision or execution of works	3,422	(44)	3,543	(27)
Restricted to international trade of goods	2,120	(33)	1,295	(26)
Restricted to supply of goods	1,176	(2)	764	(2)
Total	**82,910**	**(818)**	**68,933**	**(754)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 99

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	6,414	0.7	7,243	0.9
10 largest debtors	33,694	3.7	37,863	4.9
20 largest debtors	49,541	5.5	54,812	7.0
50 largest debtors	79,402	8.8	83,438	10.7
100 largest debtors	111,115	12.3	112,334	14.4

(*) Amounts include Financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions (*)	12/31/2021		12/31/2020	
	Risk	% of total	Risk	% of total
Largest debtor	15,941	1.4	13,145	1.4
10 largest debtors	64,570	5.8	73,609	7.8
20 largest debtors	97,046	8.8	107,100	11.3
50 largest debtors	158,886	14.4	164,323	17.3
100 largest debtors	217,114	19.6	214,907	22.6

(*) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and allowance for Financial guarantees provided

	12/31/2021	12/31/2020
Opening balance - 01/01	**(52,158)**	**(39,747)**
Net increase for the period	(18,484)	(30,140)
Minimum	(19,007)	(22,526)
Financial Guarantees Provided	(64)	105
Additional (1)	587	(7,719)
Write-Off	18,214	20,083
Other	3,497	(2,354)
Closing balance (2)	**(48,931)**	**(52,158)**
Minimum	(30,958)	(33,662)
Financial Guarantees Provided	(818)	(754)
Additional (3)	(17,155)	(17,742)
Existing provision	**(48,931)**	**(52,158)**
Provision delay	(13,733)	(10,618)
Provision aggravated	(10,137)	(11,364)
Provision potential	(25,061)	(30,176)

(1) In the period from 01/01 to 12/31/2020, the impact in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22d).

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (220) (R$ (367) at 12/31/2020).

(3) Includes Provision for Loan Commitments.

At 12/31/2021, the balance of the provision regarding the loan portfolio is equivalent to 6.0% (7.3% at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 100

d) Renegotiation of credits

	12/31/2021			12/31/2020		
	Portfolio [(1)]	Provision for Loan Losses	%	Portfolio [(1)]	Provision for Loan Losses	%
Total renegotiated loans	33,981	(12,845)	37.8%	35,919	(12,490)	34.8%
(-) Renegotiated loans overdue up to 30 days[(2)]	(12,246)	2,944	24.0%	(12,684)	2,249	17.7%
Renegotiated loans overdue over 30 days[(2)]	21,735	(9,901)	45.6%	23,235	(10,241)	44.1%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 106 (R$ 146 at 12/31/2020).

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2021					12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (Expenses)	Income (Expenses)
Restricted operations on assets								
Loan operations	108	13	-	5,710	5,831	6,784	782	1,965
Liabilities - restricted operations on assets								
Foreign loans through securities	108	13	-	5,709	5,830	6,784	(783)	(1,963)
Net revenue from restricted operations							**(1)**	**2**

At 12/31/2021 and 12/31/2020 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 101

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2021				12/31/2020			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	209	209	209	209	315	326	313	324
Working capital	800	800	795	795	1,297	1,299	1,310	1,312
Total	**1,009**	**1,009**	**1,004**	**1,004**	**1,612**	**1,625**	**1,623**	**1,636**

(1) Under Other liabilities Sundry.

From 01/01 to 12/31/2021 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 810, net of the Provision for Loan Losses (R$ 309 from 01/01 to 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 102

g) Government Programs for Granting Credit
Risk levels     12/31/202112/31/2020
AA    A BCDEFGHTotalTotal
Emergency Employment Support Program (PESE)    278 1963295613552746451551,9922,938
Existing Allowance (1)    - -(1)(3)(5)(1)(3)(5)(23)(41)(17)
National Support Program for Micro and Small Companies
(PRONAMPE)    4,054 93987613871717165,2363,917
Existing Allowance (2)    - (5)(1)(2)(4)(2)(8)(12)(16)(50)(35)
Emergency Program for Access to Credit (PEAC)    10,447 1,0261,121237161122109636513,35115,984
Existing Allowance (2)    - (5)(11)(7)(16)(37)(55)(44)(65)(240)(54)
(1)    Provision recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.
(2)    Allowance considers the double counting of delay periods for risk level classification purposes.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    103

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	402,930	52,259	38,563	356,620	850,372	809,010
Deposits received under securities repurchase agreements	258,004	2,627	725	9,695	271,051	280,541
Funds from acceptances and issuance of securities	2,310	18,077	16,235	106,516	143,138	136,638
Borrowing and onlending	7,386	30,470	29,627	29,522	97,005	83,200
Subordinated debt	-	7,105	14,098	53,833	75,036	74,916
Total	**670,630**	**110,538**	**99,248**	**556,186**	**1,436,602**	**1,384,305**
% per maturity date	46.7	7.7	6.9	38.7	**100.0**	
Total – 12/31/2020	**637,414**	**134,110**	**109,034**	**503,747**	**1,384,305**	
% per maturity date	46.0	9.7	7.9	36.4	**100.0**	

b) Deposits

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**243,986**	**52,259**	**38,563**	**356,620**	**691,428**	**674,134**
Savings deposits	190,601	-	-	-	190,601	179,470
Interbank deposits	822	1,334	1,334	286	3,776	3,430
Time deposits	52,563	50,925	37,229	356,334	497,051	491,234
Non-interest bearing deposits	**158,944**	**-**	**-**	**-**	**158,944**	**134,876**
Demand deposits	158,116	-	-	-	158,116	134,805
Other deposits	828	-	-	-	828	71
Total	**402,930**	**52,259**	**38,563**	**356,620**	**850,372**	**809,010**
% per maturity date	47.4	6.2	4.5	41.9	**100.0**	
Total – 12/31/2020	**370,604**	**80,456**	**59,955**	**297,995**	**809,010**	
% per maturity date	45.8	9.9	7.4	36.9	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 104

c) Deposits received under securities repurchase agreements
12/31/202112/31/2020
0—30    31—180 181—365Over 365TotalTotal
days
Own portfolio    100,786 1,15164881102,66648,470
Government securities    74,728 117-74,74624,032
Corporate securities    24,862 815--25,67720,773
Own issue    - 1-20211,985
Foreign    1,196 334631612,2221,680
Third-party portfolio    115,511 ---115,511156,602
Free portfolio    41,707 1,476779,61452,87475,469
Total    258,004 2,6277259,695271,051280,541
% per maturity date    95.1 1.00.33.6100.0
Total – 12/31/2020    250,035 3,0011,96225,543280,541
% per maturity date    89.1 1.10.79.1100.0
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    105

d) Funds from acceptances and issuance of securities

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,871**	**16,139**	**11,893**	**49,518**	**79,421**	**73,108**
Financial bills	1,093	12,313	6,904	3,749	24,059	43,589
Real estate credit bills	555	1,503	1,570	7,035	10,663	4,205
Rural credit bills	214	2,242	1,886	9,359	13,701	14,285
Guaranteed real estate bills	9	81	1,533	29,375	30,998	11,029
Forign loans through securities	**422**	**1,895**	**4,259**	**56,384**	**62,960**	**62,571**
Brazil risk note programme	37	574	412	11,985	13,008	13,048
Structure note issued	216	614	1,079	4,867	6,776	6,220
Bonds	-	408	2,319	30,378	33,105	31,939
Fixed rate notes	86	-	-	5,581	5,667	6,685
Eurobonds	2	-	-	60	62	53
Mortgage notes	-	-	6	152	158	223
Other	81	299	443	3,361	4,184	4,403
Funding from structured operations certificates (*)	**17**	**43**	**83**	**614**	**757**	**959**
Total	**2,310**	**18,077**	**16,235**	**106,516**	**143,138**	**136,638**
% per maturity date	1.6	12.7	11.3	74.4	**100.0**	
Total – 12/31/2020	**1,978**	**20,477**	**19,872**	**94,311**	**136,638**	
% per maturity date	1.5	15.0	14.5	69.0	**100.0**	

(*) The fair value of the funding from structured operations certificates issued is R$ 790 (R$ 1,018 at 12/31/2020).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 8,754 (R$ 7,898 at 12/31/2020) with maturity over 365 days.

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.01% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	12/31/2021	12/31/2020
Real estate loans	42,362	12,286
Government securities - Brazil	1,147	2
Total asset portfolio	**43,509**	**12,288**
Total adjusted asset portfolio	**43,509**	**12,287**
Liabilities for issue of LIGs	**30,998**	**11,029**
Remuneration of the Fiduciary Agent	2	1

II - Requirements of asset portfolio

	12/31/2021	12/31/2020
Breakdown	**97.4%**	**100.0%**
Sufficiency		
Notional amount	140.4%	111.4%
Present value under stress	117.4%	111.5%
Weighted average term		
Of the asset portfolio	149.0 monthly	138.8 monthly
Of outstandings LIGs	45.6 monthly	47.1 monthly
Liquidity		
Net assets	1,147	2

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 106

e) Borrowing and onlending
12/31/202112/31/2020
0-30    31-180 181-365Over 365 daysTotalTotal
Borrowing    7,095 28,82927,63022,67586,22971,744
In Brazil    1,770 ---1,7701,809
Foreign (*)    5,325 28,82927,63022,67584,45969,935
Onlending—In Brazil – official institutions    291 1,6411,9976,84710,77611,456
BNDES    151 7669823,7455,6446,779
FINAME    134 6427722,6404,1883,947
Other    6 233243462944730
Total    7,386 30,47029,62729,52297,00583,200
% per maturity date    7.6 31.430.630.4100.0
Total – 12/31/2020    8,140 30,17621,77723,10783,200
% per maturity date    9.8 36.326.227.7100.0
(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    107

f) Subordinated debt, including perpetual debts

	12/31/2021					12/31/2020
	0-30	31-180	181-365	Over 365 days	Total	Total
Financial bills	-	110	6,316	13,639	20,065	13,196
Euronotes	-	6,996	7,748	32,674	47,418	53,818
(-) Transaction costs incurred (Note 3b)	-	(1)	(2)	(6)	(9)	(19)
Bonds	-	-	36	7,526	7,562	7,921
Grand total	**-**	**7,105**	**14,098**	**53,833**	**75,036**	**74,916**
% per maturity date	0.0	9.5	18.8	71.7	**100.0**	
Total – 12/31/2020	**6,657**	**-**	**5,468**	**62,791**	**74,916**	
% per maturity date	8.9	0.0	7.3	83.8	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes with no amount at the current period (R$ 6,661 at 12/31/2020) with maturity up to 30 days, R$ 7,087 (with no amount at 12/31/2020) with maturity from 31 to 180 days, R$ 7,842 (R$ 5,468 at 12/31/2020) with maturity from 181 to 365 days and R$ 32,741 (R$ 41,770 at 12/31/2020) with maturity over 365 days, totaling R$ 47,670 (R$ 53,899 at 12/31/2020) and Subordinated Financial Bills in the amount of R$ 13,639 (R$ 7,660 at 12/31/2020) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2021	12/31/2020
Subordinated financial bills - BRL						
	6	2011	2021	109.25% to 110.5% of CDI	-	14
	2,313	2012	2022	IPCA + 5.15% to 5.83%	6,380	5,484
	20	2012	2022	IGPM + 4.63%	44	38
	2,146	2019	Perpetual	114% of SELIC	2,187	2,143
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	976	963
	50	2019	2028	CDI + 0.72%	55	52
	2,281	2019	2029	CDI + 0.75%	2,502	2,379
	450	2020	2029	CDI + 2%	481	452
	106	2020	2030	IPCA + 4.64%	125	109
	1,556	2020	2030	CDI + 2%	1,664	1,562
	5,488	2021	2031	CDI + 2%	5,651	-
				Total	**20,065**	**13,196**
Subordinated euronotes - USD						
	1,000	2010	2021	5.75%	-	5,361
	1,042	2011	2021	5.75% to 6.2%	-	3,891
	550	2012	2021	6.2%	-	2,858
	2,592	2012	2022	5.5% to 5.65%	14,742	13,839
	1,858	2012	2023	5.13%	10,432	9,762
	1,250	2017	Perpetual	6.13%	6,997	6,510
	750	2018	Perpetual	6.5%	4,262	3,967
	750	2019	2029	4.5%	4,205	3,915
	700	2020	Perpetual	4.6%	3,967	3,696
	500	2021	2031	3.9%	2,804	-
				Total	**47,409**	**53,799**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	36	74
	180,351	2008	2033	3.50% to 4.92%	1,423	1,515
	97,962	2009	2035	4.75%	1,079	1,135
	1,060,250	2010	2032	4.35%	106	111
	1,060,250	2010	2035	3.90% to 3.96%	244	255
	1,060,250	2010	2036	4.48%	1,160	885
	1,060,250	2010	2038	3.9%	845	1,215
	1,060,250	2010	2040	4.15% to 4.29%	651	682
	1,060,250	2010	2042	4.45%	317	332
	57,168	2014	2034	3.8%	414	434
				Total	**6,275**	**6,638**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	145	160
	146,000	2013	2028	IPC + 2%	203	224
	648,171	2014	2024	LIB	939	899
				Total	**1,287**	**1,283**
Total					**75,036**	**74,916**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 108

Note 8—Insurance, private pension plan and premium bonds operations
In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.
I—Insurance and private pension plan:
Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis;
Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement;
Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations;
Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;
Mathematical provisions for granted benefits (PMBC)—recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;
Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;
Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations;
Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;
Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    109

II    - Premium Bonds:
Mathematical provision for premium bonds (PMC)—recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds;
Provision for redemption (PR)—recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;
Provision for prize draws to be held (PSR)—recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held;
Provision for prize draws payable (PSP)—recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received;
Supplementary provision for prize draws (PCS)—recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held;
Provision for administrative expenses (PDA)—recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    110

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Unearned premiums (PPNG)	2,846	2,298	12	12	-	-	2,858	2,310
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	19	17	209,196	215,216	-	-	209,215	215,233
Redemptions and other unsettled amounts (PVR)	19	16	358	332	-	-	377	348
Financial surplus (PEF)	1	2	691	655	-	-	692	657
Unsettled claims (PSL)	506	515	79	68	-	-	585	583
Claims / events incurred but not reported (IBNR)	334	294	27	22	-	-	361	316
Administrative (PDA) and related expenses (PDR)	29	29	65	88	-	1	94	118
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,238	3,453	3,238	3,453
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	9	11	9	11
Other provisions	129	132	-	308	-	-	129	440
Total technical provisions (a)	**3,883**	**3,303**	**210,428**	**216,701**	**3,247**	**3,465**	**217,558**	**223,469**
Current	**3,102**	**2,537**	**541**	**526**	**3,247**	**3,465**	**6,890**	**6,528**
Non-current	**781**	**766**	**209,887**	**216,175**	**-**	**-**	**210,668**	**216,941**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Interbank investments	**187**	**322**	**969**	**179**	**368**	**573**	**1,524**	**1,074**
Securities and derivative financial instruments	**2,326**	**1,964**	**210,455**	**218,351**	**3,014**	**3,056**	**215,795**	**223,371**
PGBL / VGBL fund quotas [(1)]	**-**	**-**	**197,648**	**205,820**	**-**	**-**	**197,648**	**205,820**
Government securities - Brazil	-	-	149,276	161,222	-	-	149,276	161,222
National treasury bills, Financial treasury bills and National treasury notes	-	-	129,741	152,910	-	-	129,741	152,910
Repurchase agreements	-	-	19,535	8,312	-	-	19,535	8,312
Corporate securities	-	-	36,712	33,263	-	-	36,712	33,263
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and Commercial Notes	-	-	28,887	18,814	-	-	28,887	18,814
Financial bills	-	-	7,438	14,346	-	-	7,438	14,346
Other	-	-	387	103	-	-	387	103
PGBL / VGBL fund quotas	-	-	9,919	9,215	-	-	9,919	9,215
Other securities [(2)]	-	-	1,741	2,120	-	-	1,741	2,120
Other government securities and private securities	**2,326**	**1,964**	**12,807**	**12,531**	**3,014**	**3,056**	**18,147**	**17,551**
Receivables from insurance and reinsurance operations [(3)]	**1,485**	**1,204**	**-**	**-**	**-**	**-**	**1,485**	**1,204**
Credit rights	1,270	1,036	-	-	-	-	1,270	1,036
Other credit	215	168	-	-	-	-	215	168
Total Guarantee Assets (b)	**3,998**	**3,490**	**211,424**	**218,530**	**3,382**	**3,629**	**218,804**	**225,649**
Total Excess Coverage (b-a)	**115**	**187**	**996**	**1,829**	**135**	**164**	**1,246**	**2,180**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilitie in Pension plan technical provision accounts (Note 8a).

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 111

Note 9 – Provisions, Contingent Assets and Contingent Liabilities
In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:
a)    Contingent Assets: There are no contingent assets recorded.
b)    Provisions and contingencies: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.
The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted troughout this note, that could significantly affect the results of its operations.
Civil lawsuits
In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:
Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.
Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions.
ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.
The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.
In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.
Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.
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Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions and contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	12/31/2021				12/31/2020
	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01	**3,511**	**8,015**	**1,483**	**13,009**	**13,189**
(-) Provisions guaranteed by indemnity clause (Note 3n)	(216)	(950)	-	(1,166)	(1,196)
Subtotal	**3,295**	**7,065**	**1,483**	**11,843**	**11,993**
Adjustment / Interest	221	155	-	376	673
Changes in the period reflected in results	820	2,652	85	3,557	3,546
Increase (*)	1,176	2,888	119	4,183	4,025
Reversal	(356)	(236)	(34)	(626)	(479)
Payment	(1,244)	(2,532)	(10)	(3,786)	(4,369)
Subtotal	**3,092**	**7,340**	**1,558**	**11,990**	**11,843**
(+) Provisions guaranteed by indemnity clause (Note 3n)	225	879	-	1,104	1,166
Closing balance	**3,317**	**8,219**	**1,558**	**13,094**	**13,009**
Current	**1,266**	**2,528**	**1,558**	**5,352**	**5,862**
Non-current	**2,051**	**5,691**	**-**	**7,742**	**7,147**
Closing balance at 12/31/2020	**3,511**	**8,015**	**1,483**	**13,009**	

(*) Includes, in the labor provision, the effects of the provision for restructuring (Note 22e).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 113

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	12/31/2021			12/31/2020
	Legal Obligation (Note 11c)	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01	**3,569**	**3,241**	**6,810**	**8,266**
(-) Provisions guaranteed by indemnity clause (Note 3n)	-	(71)	(71)	(68)
Subtotal	**3,569**	**3,170**	**6,739**	**8,198**
Adjustment / Interest	59	143	202	220
Changes in the period reflected in results	90	(82)	8	56
Increase	100	80	180	142
Reversal	(10)	(162)	(172)	(86)
Payment	(366)	(157)	(523)	(1,735)
Subtotal	**3,352**	**3,074**	**6,426**	**6,739**
(+) Provisions guaranteed by indemnity clause (Note 3n)	-	72	72	71
Closing balance	**3,352**	**3,146**	**6,498**	**6,810**
Current	**-**	**10**	**10**	**65**
Non-current	**3,352**	**3,136**	**6,488**	**6,745**
Closing balance at 12/31/2020	**3,569**	**3,241**	**6,810**	

The main discussions related to Tax and Social Security Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,823: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,032;
- PIS and COFINS – Calculation Basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 628.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 114

III - Contingencies not provided for in the Balance Sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil and Labor Claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,903 (R$ 4,470 at 12/31/2020), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 448 (R$ 389 at 12/31/2020).

Tax and Social Security Obligations:

The tax and social security obligations of possible loss totaled R$ 35,855 (R$ 31,330 at 12/31/2020), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,119: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;
- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,923: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;
- ISS – Banking Activities – R$ 4,680: the levy and/or payment place of ISS for certain banking revenues are discussed;
- IRPJ and CSLL – Goodwill – Deduction – R$ 3,479: the deductibility of goodwill for future expected profitability on the acquisition of investments;
- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,428: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;
- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,517: cases in which the liquidity and the certainty of credits offset are discussed;
- IRPJ and CSLL – Disallowance of Losses – R$ 1,233: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;

c) Accounts receivables – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 888 (R$ 919 at 12/31/2020) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax and Social Security Claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

	12/31/2021				12/31/2020
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,427	1,990	8,847	12,264	12,693
Investment fund quotas	408	204	78	690	987
Surety	70	48	3,997	4,115	4,012
Insurance bond	1,710	1,325	15,736	18,771	18,402
Guarantee by government securities	7	-	235	242	249
Total	**3,622**	**3,567**	**28,893**	**36,082**	**36,343**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 115

Note 10—Breakdown of accounts a) Other receivables—Sundry
12/31/2021     12/31/2020
Foreign exchange portfolio (Note 10b)    89,604 97,627
Trading and intermediation of securities    17,465 28,254
Deposits in guarantee of contingencies, provisions and legal obligations (Note 9d)    12,264 12,693
Operations without credit granting characteristics, net of provisions    4,716 3,529
Income receivable    3,344 3,092
Sundry domestic    2,973 2,443
Receivables from insurance and reinsurance operations    1,565 1,322
Sundry foreign    621 717
Net amount receivables from reimbursement of provisions (Note 9c)    888 919
Assets of post-employment benefit plans (Note 19e)    493 585
Other    1,908 1,242
Total    135,841 152,423
Current    116,940 123,174
Non-current    18,901 29,249
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    116

b) Foreign exchange portfolio
12/31/2021     12/31/2020
Assets—other receivables (Note 10a)    89,604 97,627
Exchange purchase pending settlement – foreign currency    49,597 49,592
Bills of exchange and term documents – foreign currency    36 18
Exchange sale rights – local currency    40,615 48,334
(Advances received) – local currency    (644) (317)
Liabilities – other liabilities (Note 2a and Note 10d)    90,876 98,487
Exchange sales pending settlement – foreign currency    40,864 49,522
Liabilities from purchase of foreign currency – local currency    49,722 48,701
Other    290 264
Offsetting accounts    3,949 3,624
Outstanding import credits – foreign currency    2,238 2,057
Confirmed export credits – foreign currency    1,711 1,567
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    117

c) Prepaid expenses
12/31/2021     12/31/2020
Publicity and advertising    482 542
Commissions related to software maintenance    640 716
Commissions    265 268
Related to payroll loans    32 38
Related to insurance and pension plan    17 14
Related to vehicle financing    4 7
Other    212 209
Credit Card Operating Expenses    292 370
Legal Protection Insurance    188 118
Municipal Tax    1 3
Other    1,203 581
Total    3,071 2,598
Current    2,665 1,558
Non-current    406 1,040
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d) **Other liabilities - Sundry**

	12/31/2021	12/31/2020
Foreign exchange portfolio (Note 10b)	90,876	98,487
Payment transactions	46,025	41,808
Trading and intermediation of securities	12,539	15,046
Charging and collection of taxes and similar	385	224
Social and statutory	7,853	6,759
Transactions related to credit assignments (Note 6f)	1,004	1,623
Provisions for sundry payments	2,679	3,126
Sundry foreign	4,692	4,034
Sundry domestic	3,398	3,056
Personnel provision	2,244	1,901
Funds to be released	4,405	3,934
Obligations on official agreements and rendering of payment services	1,261	1,326
Liabilities from post-employment benefit plans (Note 19e)	2,209	2,083
Other	2,205	1,584
Total	**181,775**	**184,991**
Current	**168,530**	**166,016**
Non-current	**13,245**	**18,975**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 119

e) Commissions and Banking Fees
01/01 to     01/01 to
12/31/2021     12/31/2020
Credit and debit cards    16,049 13,812
Current account services    7,803 8,002
Asset management    7,754 7,694
Funds    6,972 7,043
Consortia    782 651
Credit operations and Financial guarantees provided    2,859 2,566
Credit operations    1,655 1,232
Financial guarantees provided    1,204 1,334
Collection services    2,020 1,897
Advisory services and Brokerage    3,584 2,891
Custody services    605 573
Other    2,599 2,139
Total    43,273 39,574
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    120

f) Personnel expenses
01/01 to     01/01 to
12/31/2021     12/31/2020
Compensation    (10,276) (10,204)
Employees’ profit sharing    (5,579) (4,079)
Welfare benefits    (4,376) (4,125)
Payroll charges    (3,639) (3,330)
Dismissals (*)    (719) (329)
Training    (118) (107)
Share-based payment (Note 15f)    (129) (241)
Total    (24,836) (22,415)
(*)    Includes the effects of the provision for restructuring (Note 22e).
g)    Other administrative expenses
01/01 to     01/01 to
12/31/2021     12/31/2020
Third party services, financial system services, security and transportation    (7,356) (7,237)
Data processing and telecommunications    (3,962) (3,987)
Installations    (3,138) (3,261)
Depreciation and amortization    (4,084) (3,960)
Advertising, promotions and publicity    (1,389) (1,095)
Materials    (465) (321)
Travel expenses    (59) (84)
Other (*)    (1,204) (2,217)
Total    (21,657) (22,162)
(*) At 12/31/2020, comprises R$ (1,047) related to donations for the initiative “Todos pela Saúde” (All for Health) (Note 22d).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    121

h) Other operating expenses
01/01 to     01/01 to
12/31/2021     12/31/2020
Selling—credit cards    (4,950) (4,133)
Operations without no credit granting characteristics, net of provision    (955) (656)
Amortization of goodwill    (503) (497)
Claims losses    (590) (474)
Refund of interbank costs    (394) (314)
Impairment (*)    (478) (2,559)
Other    (2,818) (1,955)
Total    (10,688) (10,588)
(*) At 12/31/2020, comprises the effects of impairment of goodwill and intangible assets of Itaú CorpBanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (19).
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Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS (1)	0.65%
Additional income tax	10.00%	COFINS (1)	4.00%
Social contribution on net income (2)	25.00%	ISS up to	5.00%

(1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

(2) Law No. 14,183/21 (conversion of Provisional Measure (MP) No. 1,034/21): published on July 15, 2021, sets forth the increase in the rate of Social Contribution on Net Income of banks, which increased to 25%. For insurance, capitalization and other financial companies, it increased to 20% and for non-financial companies it remained at 9%. The increase in rate is applied as from July 1 to December 31, 2021.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 12/31/2021	01/01 to 12/31/2020
Income before income tax and social contribution	**39,823**	**6,983**
Charges (income tax and social contribution) at the rates in effect (1)	(18,872)	(3,142)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	815	378
Foreign exchange variations on investments abroad	437	7,201
Interest on capital	2,889	2,765
Other nondeductible expenses net of non taxable income (2)	7,229	(16,872)
Income tax and social contribution expenses	**(7,502)**	**(9,670)**
Related to temporary differences		
Increase / (reversal) for the period	(5,892)	19,468
(Expenses) / Income from deferred taxes	**(5,892)**	**19,468**
Total income tax and social contribution expenses	**(13,394)**	**9,798**

(1) It considers that in the first half of 2021 the current IRPJ and CSLL rate is equal to 45% and, in the second half of 2021, it is equal to 50%.

(2) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 12/31/2021	01/01 to 12/31/2020
PIS and COFINS	(5,966)	(3,846)
ISS	(1,509)	(1,385)
Other	(763)	(959)
Total	**(8,238)**	**(6,190)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (280) (R$ (163) from 01/01 to 12/31/2020) and are mainly composed of PIS and COFINS.

III -Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 123

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	12/31/2021	12/31/2020	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income			**62,622**	**(22,951)**	**16,226**	**55,897**
Provision for loan losses	69,506	73,421	31,560	(6,274)	6,598	31,884
Related to tax losses and social contribution loss carryforwards			5,245	(1,744)	125	3,626
Provision for profit sharing	5,249	4,377	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	2,310	3,436	1,546	(915)	409	1,040
Adjustments to fair value of Trading securities and Derivative financial instruments	6,342	17,091	8,521	(8,521)	3,179	3,179
Adjustments of operations carried out on the futures settlement market	-	115	56	(56)	-	-
Goodwill on purchase of investments	816	829	345	(5)	9	349
Provisions	13,431	13,462	5,845	(1,923)	1,926	5,848
Civil lawsuits	3,091	3,294	1,331	(591)	517	1,257
Labor claims	7,194	6,927	3,056	(1,188)	1,307	3,175
Tax and social security obligations	3,146	3,241	1,458	(144)	102	1,416
Legal obligations	1,965	1,858	774	(36)	84	822
Provision related to health insurance operations	906	891	356	-	6	362
Other non-deductible provisions	14,371	14,569	6,471	(1,574)	1,625	6,522
Reflected in stockholders' equity			**1,458**	**(375)**	**1,327**	**2,410**
Adjustments to fair value of available for sale securities	3,030	175	60	(30)	1,327	1,357
Cash flow hedge	1,026	1,685	841	(329)	-	512
Post-employment benefits	1,202	1,240	557	(16)	-	541
Total [(1) (2)]	**120,154**	**133,149**	**64,080**	**(23,326)**	**17,553**	**58,307**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) Deferred Tax Assets are classified in their totality as Non-Current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 1,756 (R$ 2,172 at 12/31/2020) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,538 (R$ 1,979 at 12/31/2020), Administrative provisions of R$ 68 (R$ 77 at 12/31/2020), Provisions for legal, tax and social security obligations of R$ 70 (R$ 68 at 12/31/2020), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 6 (R$ 1 at 12/31/2020).

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II—The provision for deferred tax liabilities and its changes are represented by:
12/31/2020    Realization / Increase12/31/2021
Reversal
Reflected in income    3,305 (1,065)5442,784
Depreciation in excess – finance lease    145 (8)-137
Adjustment of deposits in guarantee and provisions    1,404 (21)391,422
Post-employment benefits    180 (178)46
Adjustments to fair value of trading securities and derivative financial instruments    148 (148)121121
Adjustments of operations carried out on the future settlement market    488 (488)252252
Other    940 (222)128846
Reflected in stockholders’ equity    540 (513)93120
Adjustments to fair value of available for sale securities    537 (513)90114
Post-employment benefits    3 -36
Total (*)    3,845 (1,578)6372,904
(*) Deferred Tax Liabilities are classified in their totality as Non-Current.
In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 248 (R$ 249 at 12/31/2020) and are represented by Adjustment of deposits in guarantee and provisions of R$ 7 (R$ 6 at 12/31/2020), Adjustments to fair value of trading securities and derivative financial instruments of R$ 2 (R$ 47 at 12/31/2020), Adjustments to fair value of available for sale securities of R$ 67 (R$ 21 at 12/31/2020), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 172 (R$ 175 at 12/31/2020).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    125

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2022	15,448	28.3%	613	16.9%	16,061	27.5%	-	0.0%	(146)	5.0%	15,915	28.7%
2023	17,326	31.7%	667	18.4%	17,993	30.9%	-	0.0%	(309)	10.6%	17,684	31.9%
2024	10,724	19.6%	558	15.4%	11,282	19.3%	-	0.0%	(55)	1.9%	11,227	20.2%
2025	2,102	3.8%	298	8.2%	2,400	4.1%	-	0.0%	(37)	1.3%	2,363	4.3%
2026	2,004	3.7%	304	8.4%	2,308	4.0%	-	0.0%	(94)	3.2%	2,214	4.0%
After 2026	7,077	12.9%	1,186	32.7%	8,263	14.2%	65	100.0%	(2,263)	78.0%	6,065	10.9%
Total	**54,681**	**100.0%**	**3,626**	**100.0%**	**58,307**	**100.0%**	**65**	**100.0%**	**(2,904)**	**100.0%**	**55,468**	**100.0%**
Present Value (*)	**48,773**		**3,096**		**51,869**		**52**		**(2,256)**		**49,665**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 12/31/2021, deferred tax assets not accounted for correspond to R$ 1,909 and result from Management's evaluation of their perspectives of realization in the long term (R$ 780 at 12/31/2020).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 126

c) Current tax liabilities
12/31/2021    12/31/2020
Taxes and contributions on income payable    3,401 3,455
Other taxes and contributions payable    3,453 2,333
Legal obligations (Note 9b II)    3,352 3,569
Total    10,206 9,357
Current    6,662 5,374
Non-current    3,544 3,983
In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 124 (R$ 92 at 12/31/2020) and it is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 108 (R$ 76 at 12/31/2020).
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    127

Note 12 - Investments - Change of investments - ITAÚ UNIBANCO HOLDING [1]

Companies	Functional currency	Balance at 12/31/2020 – Book value – Stockholders' equity	Balance at 12/31/2020 – Book value – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Balance at 12/31/2020 – Book value – Adjustments to investor criteria [2]	Balance at 12/31/2020 – Unrealized results	Balance at 12/31/2020 – Goodwill	Balance at 12/31/2020 – Total	Changes from 01/01 to 12/31/2021 – Amortization of goodwill	Changes from 01/01 to 12/31/2021 – Dividends paid/accrued [3]	Equity in earnings of subsidiaries – Net Income / (Loss)	Equity in earnings of subsidiaries – Adjustments to investor criteria [2]	Equity in earnings of subsidiaries – Unrealized results and other	Equity in earnings of subsidiaries – Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]	Balance at 12/31/2021	Equity in earnings of subsidiaries from 01/01 to 12/31/2020
In Brazil		**125,351**	**1,366**	**862**	**(82)**	**-**	**127,497**	**-**	**(7,630)**	**25,008**	**(112)**	**(613)**	**24,283**	**(365)**	**(1,294)**	**(9,744)**	**132,747**	**17,508**
Itaú Unibanco S.A.		109,693	1,368	786	(43)	-	111,804	-	(5,657)	20,861	(102)	(625)	20,134	(363)	(866)	(9,499)	115,553	15,277
Banco Itaucard S.A.		9,718	1	6	(40)	-	9,685	-	(793)	2,188	(1)	20	2,207	-	(301)	-	10,798	478
Banco Itaú BBA S.A.		1,889	(3)	60	-	-	1,946	-	(316)	1,060	(7)	-	1,053	(1)	(128)	-	2,554	912
Itaú Corretora de Valores S.A.		1,862	-	10	1	-	1,873	-	(144)	548	(2)	(1)	545	-	2	(5)	2,271	479
Itaú Consultoria de Valores Mobiliários e Participações S.A.		2,189	-	-	-	-	2,189	-	(703)	266	-	-	266	(1)	(1)	(670)	1,080	362
Other Participation							-	-	(17)	85	-	(7)	78	-	-	430	491	-
Foreign		**5,288**	**1,530**	**-**	**(10)**	**237**	**7,045**	**(45)**	**(122)**	**1,277**	**-**	**(75)**	**1,202**	**(447)**	**155**	**1,606**	**9,394**	**(442)**
Itaú CorpBanca	Chilean peso	2,474	992	-	-	237	3,703	(45)	-	317	-	28	345	(418)	68	2,016	5,669	(1,035)
Banco Itaú Uruguay S.A.	Uruguayan peso	2,261	87	-	-	-	2,348	-	-	396	-	1	397	30	(22)	-	2,753	520
Other Participation [6]		553	451	-	(10)	-	994	-	(122)	564	-	(104)	460	(59)	109	(410)	972	73
Grand total		**130,639**	**2,896**	**862**	**(92)**	**237**	**134,542**	**(45)**	**(7,752)**	**26,285**	**(112)**	**(688)**	**25,485**	**(812)**	**(1,139)**	**(8,138)**	**142,141**	**17,066**

(1) Itaú Unibanco Holding S.A. – Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 131 (R$ 390 from 01/01 to 12/31/2020) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.

(3) Dividends approved and not paid are recorded as Income receivable.

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 1,799 (R$ 16,241 from 01/01 to 12/31/2020).

(5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.

(6) At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 2d).

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Quotas	Equity share in capital 12/31/2021 (%) – Voting	Equity share in capital 12/31/2021 (%) – Share
In Brazil								
Itaú Unibanco S.A.	69,873	115,509	20,861	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Banco Itaucard S.A.	4,812	10,821	2,188	237,962,639,781	1,277,933,118	-	99.99%	99.99%
Banco Itaú BBA S.A.	946	2,554	1,060	4,474,435	4,474,436	-	99.99%	99.99%
Itaú Corretora de Valores S.A.	922	2,271	548	27,482,523	811,503	-	99.99%	99.99%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	656	1,080	266	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Itaú CorpBanca	17,642	20,780	1,341	256,035,852,654	-	-	26.30%	26.30%
Banco Itaú Uruguay S.A.	559	2,752	396	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 128

Note 13 - Fixed assets

Fixed assets [(1)]	Anual depreciation rates	Cost	Depreciation	Impairment	12/31/2021 Residual	12/31/2020 Residual
Real Estate		**6,796**	**(3,910)**	**(110)**	**2,776**	**2,947**
Land	-	855	-	-	855	871
Buildings and Improvements	4% to 10%	5,941	(3,910)	(110)	1,921	2,076
Other fixed assets		**14,177**	**(10,499)**	**(37)**	**3,641**	**3,546**
Installations and Furniture and equipament	10% to 20%	3,114	(2,318)	(10)	786	924
Data processing systems	20% to 50%	8,817	(6,983)	(27)	1,807	1,768
Other [(2)]	10% to 20%	2,246	(1,198)	-	1,048	854
Total		**20,973**	**(14,409)**	**(147)**	**6,417**	**6,493**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable unitl 2022.

(2) Other refer to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

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Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets				Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [(1)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2020	**14,041**	**2,812**	**6,301**	**7,664**	**3,220**	**34,038**
Acquisitions [(3)]	-	5	738	3,511	3,413	7,667
Rescissions / disposals	(61)	-	(63)	(13)	(200)	(337)
Exchange variation	(895)	(155)	(238)	-	(19)	(1,307)
Other [(4)]	-	(15)	(562)	(5)	-	(582)
Balance at 12/31/2021	**13,085**	**2,647**	**6,176**	**11,157**	**6,414**	**39,479**
Amortization						
Balance at 12/31/2020	**(7,742)**	**(1,339)**	**(3,527)**	**(3,288)**	**(1,394)**	**(17,290)**
Amortization expenses [(2)]	(1,190)	(109)	(801)	(942)	(791)	(3,833)
Rescissions / disposals	61	-	26	10	200	297
Exchange variation	435	68	125	-	3	631
Other [(4)]	-	14	265	-	(1)	278
Balance at 12/31/2021	**(8,436)**	**(1,366)**	**(3,912)**	**(4,220)**	**(1,983)**	**(19,917)**
Impairment (Note 10h)						
Balance at 12/31/2020	**(1,593)**	**(789)**	**(204)**	**(383)**	-	**(2,969)**
Increase	-	-	-	(440)	-	(440)
Disposals	-	-	33	-	-	33
Exchange variation	165	77	-	-	-	242
Balance at 12/31/2021	**(1,428)**	**(712)**	**(171)**	**(823)**	-	**(3,134)**
Book value						
Balance at 12/31/2021	**3,221**	**569**	**2,093**	**6,114**	**4,431**	**16,428**
Balance at 12/31/2020	**4,706**	**684**	**2,570**	**3,993**	**1,826**	**13,779**

(1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the expenses on financial operation.

(3) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

(4) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 2,714 (R$ 3,707 at 12/31/2020).

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized on June 30, 2020, adjustments to the recoverable amount of goodwill and intangible assets related to Itaú CorpBanca, in the amounts of R$ 1,593 and R$ 789. The value in use of the Cash Generating Unit (CGU) in which Itáu CorpBanca is allocated was considered and cash flows were based on the result of June 2020 and internal projects of results until 2025.

The adjustment to recoverable amount results from economic conditions on June 30, 2020, of Itaú CorpBanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in a CGU amount lower than its book value. The discount rates used for the impairment test were 10.4% for operations in Chile and 12.3% for operations in Colombia, determined by the cost of capital calculated based on CAPM model. Long-term interest rates considered were 5.2% p.a. and 6.5% p.a. for Chile and Colombia, respectively. The most sensitive assumptions are cost of capital and perpetuity growth rate.

Impairment was recognized in the Consolidated Statement of Income under Other operating expenses (Note 10h).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 130

Note 15 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	12/31/2021			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad at 12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock at 12/31/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2021 (2)	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil at 12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad at 12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares at 12/31/2020 (1)	**-**	**41,678,452**	**41,678,452**	**(907)**
Result of delivery of treasure shares	-	(17,433,727)	(17,433,727)	379
Treasury shares at 12/31/2021 (1)	**-**	**24,244,725**	**24,244,725**	**(528)**
Outstanding shares at 12/31/2021	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	
Outstanding shares at 12/31/2020	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.

(2) Partial spin-off (Note 2d).

Below is the average cost of treasury shares and their market price in reais. In 2021, there was none acquisition of treasury shares.

	12/31/2021	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value at 12/31/2021	19.09	20.95

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 131

b) Dividends

Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

On October 14, 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED approved the payment of interest on capital, replacing the monthly dividend for November and December, in the net amount of R$ 0.015 per share, having as calculation basis the final ownership position registered on October 29, 2021 and November 30, 2021. Additionally, the payment of interest on supplementary capital was also approved, in the net amount of R$ 0.224868 per share, resulting in the total amount of R$ 2,199 million to be distributed net of taxes.

I - Breakdown of dividends and interest on capital

	12/31/2021
Statutory individual net income	26,236
Adjustments:	
(-) Legal reserve - 5%	(1,312)
Dividend calculation basis	**24,924**
Minimum mandatory dividend - 25%	6,231
Dividends and Interest on Capital Paid / Accrued	**6,231**

II – Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**4,179**	**(407)**	**3,772**
Dividends - 10 monthly installments paid from February to November 2021	0.0150	1,466	-	1,466
Interest on capital - 1 monthly installment paid on December 2021	0.0150	173	(26)	147
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,894**	**(435)**	**2,459**
Interest on capital - 1 monthly installment paid on 01/03/2022	0.0150	173	(26)	147
Interest on capital - credited on 11/26/2021 to be paid until 04/29/2022	0.2249	2,587	(388)	2,199
Interest on capital	0.0116	134	(21)	113
Total from 01/01 to 12/31/2021		**7,073**	**(842)**	**6,231**
Total from 01/01 to 12/31/2020		**4,988**	**(485)**	**4,503**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 132

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	12/31/2021	12/31/2020
Capital reserves	**2,247**	**2,323**
Premium on subscription of shares	284	284
Share-based payment plan	1,962	2,038
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**55,165**	**39,126**
Legal [1]	13,586	12,274
Statutory [2]	41,579	26,852

(1) It purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2b)

	Net income		Stockholders' equity	
	01/01 to 12/31/2021	01/01 to 12/31/2020	12/31/2021	12/31/2020
ITAÚ UNIBANCO HOLDING	**26,236**	**18,961**	**144,564**	**136,699**
Amortization of goodwill	31	217	(101)	(108)
Corporate reorganizations (Note 2d and 3l)	(1,547)	-	-	-
Conversion adjustments of foreign investments (Note 3s)	(278)	(269)	64	2
Foreign exchange variations of investments	-	25	-	-
Hedge of net investments in foreign operations	(427)	(513)	122	2
Tax effects – hedge of net investments in foreign operations	149	219	(58)	-
Other	546	-	27	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**24,988**	**18,909**	**144,554**	**136,593**

e) Non-controlling interests

	Stockholders' equity		Income	
	12/31/2021	12/31/2020	01/01 to 12/31/2021	01/01 to 12/31/2020
Itaú CorpBanca	9,075	9,392	(828)	2,462
Itaú CorpBanca Colombia S.A.	469	503	(19)	(1)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	708	576	(177)	(119)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	558	457	(137)	(50)
Other	212	185	(72)	(52)
Total	**11,022**	**11,113**	**(1,233)**	**2,240**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 133

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 12/31/2021	01/01 to 12/31/2020
Partner Plan (Note 10f)	(129)	(241)
Share-based plan	(381)	(489)
Total	**(510)**	**(730)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 12/31/2021	01/01 to 12/31/2020
	Quantity	Quantity
Opening balance	**36,291,760**	**39,305,211**
New [1]	14,583,318	10,488,126
Delivered	(11,652,700)	(11,408,109)
Cancelled	(2,278,382)	(2,093,468)
Closing balance	**36,943,996**	**36,291,760**
Weighted average of remaining contractual life (years)	**1.80**	**1.69**
Market value weighted average (R$)	**16.71**	**23.37**

(1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 2d), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 134

II—Variable Compensation
In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.
Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.
The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
01/01 to
12/31/2021
Quantity
Opening balance    27,407,231
New (1)    21,767,235
Delivered    (10,818,958)
Cancelled    (1,541,260)
Closing balance    36,814,248
Weighted average of remaining contractual life (years)    1.04
Market value weighted average (R$)    23.59
01/01 to 12/31/2020
Quantity
20,220,934
18,329,108
(10,574,321)
(568,490)
27,407,231
1.21
31.22
(1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 2d), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    135

Note 16 – Related parties
Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.
Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements.
The principal unconsolidated related parties are as follows:
Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.
The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular: Dexco S.A. (1), Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 2d).
Investments in associates and joint ventures, in particular: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 2d).
Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.
Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.
Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:
Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.
Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.
Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.
Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.
(1) New legal name of Duratex S.A.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    136

a) Transactions with related parties:
ITAÚ UNIBANCO HOLDINGITAÚ UNIBANCO HOLDING CONSOLIDATED
Assets / (Liabilities)Revenues / (Expenses)Assets / (Liabilities)Revenues / (Expenses)
Annual rate 12/31/202112/31/202001/01 to01/01 toAnnual rate12/31/202112/31/202001/01 to01/01 to
12/31/202112/31/202012/31/202112/31/2020
Interbank investments     65,74466,2503,2983,3822,30118,5398463
Itaú Unibanco S.A. Nassau Branch     1.57% to 6.61%58,31554,3392,9042,660----
Other    9.15% 7,42911,9113947229.15%2,30118,5398463
Loan operations     ----6547273556
Dexco S.A.     ----CDI + 1.45%5465153119
Other     ----100% CDI / 2.5% to 6%108212437
Securities and derivative financial instruments (assets and liabilities)     (93)69862695,3971,7163036
Investment funds     (93)69859691831073414
Copagaz – Distribuidora de Gás S.A.     ----CDI + 1.7% to 2.95%1,082950711
Itaúsa S.A.     ----CDI + 2% to 2.4%1,200771741
Águas do Rio 4 SPE S.A.     ----CDI + 3.5%1,574-60-
Aegea Saneamento e Participações S.A.     ----CDI + 1.5% to 2.9%844-34-
Other     --3-CDI + 3.5%514(112)30(10)
Deposits     --(9)---(2)(1)
Other     --(9)---(2)(1)
Deposits received under securities repurchase agreements     ----(443)(165)(34)(13)
Alpargatas S.A.     ----99% to 101% CDI(22)(107)(1)(11)
Dexco S.A.     ----82% to 99% CDI(15)(49)(1)(2)
Águas do Rio 4 SPE S.A.     ----99% CDI(32)-(3)-
Águas do Rio 1 SPE S.A.     ----99% CDI(13)-(1)-
Aegea Saneamento e Participações S.A.     ----97% to 99.3% CDI(158)-(5)-
Other     ----75% to 96% CDI(203)(9)(23)-
Funds from acceptances and issuance of securities     (596)(14)------
Itaú Unibanco S.A. Nassau Branch     (596)(14)------
Amounts    receivable    (payable)    /    Commissions     and    banking    fees, (191)(66)(22)(14)(273)(26)(122)26
Administrative expenses and/or Other operational
Instituto Unibanco     -----12333
Fundação Itaú Unibanco—Previdência Complementar     ----(78)(93)3742
ConectCar Soluções de Mobilidade Eletrônica S.A.     ----(8)(46)(4)7
Olímpia Promoção e Serviços S.A.     ----(5)(9)-(45)
Itaú Corretora de Valores S.A.     (1)(1)(16)(14)----
Itaú Unibanco S.A. Nassau Branch     (260)(100)-1----
FUNBEP—Fundo de Pensão Multipatrocinado     ----(158)(1)(172)7
Itaú Unibanco S.A.     7635------
Itaúsa S.A.     ----(10)11312
Águas do Rio 4 SPE S.A.     ----(20)---
Águas do Rio 1 SPE S.A.     ----(12)---
Other     (6)-(6)(1)18(1)1-
Rent     ---2--(37)(31)
Fundação Itaú Unibanco—Previdência Complementar     ------(34)(28)
FUNBEP—Fundo de Pensão Multipatrocinado     ------(3)(3)
Other     ---2----
Donation     -(500)500(744)-(500)-(1,002)
Fundação Itaú para a Educação e Cultura     -(500)500(742)-(500)-(1,000)
Other     ---(2)---(2)
Sponsorship     ----1212(14)(16)
Associação Cubo Coworking Itaú     ----1212(14)(16)
Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 100, Liabilities of R$ (6,136) and Result of R$ (20) (R$ 65, R$ (6,623) at 12/31/2020 and R$ (58) from 01/01 to 12/31/2020, respectively).
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (6) (R$ (5) from 01/01 to 12/31/2020) in view of the use of the common structure.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    137

b)    Compensation and Benefits of Key Management Personnel
Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:
01/01 to    01/01 to
12/31/2021    12/31/2020
Fees    (460) (578)
Profit sharing    (208) (112)
Post-employment benefits    (9) (9)
Share-based payment plan    (120) (228)
Total    (797) (927)
Total amounts related to share-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    138

Note 17 – Fair value of financial instruments
In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.
The following table summarizes the book values and estimated fair values for financial instruments:
12/31/2021 12/31/2020
Book value Fair valueBook valueFair value (*)
Assets
Central Bank of Brazil Deposits    (a) 104,592104,59290,05990,059
Money market    (a) 168,455168,455238,933238,933
Voluntary investments with the Central Bank of Brazil    (a) 5,8005,800--
Interbank deposits    (b) 69,66169,83155,55355,751
Trading securities    (c) 329,640329,640381,598381,598
Available for sale securities    (c) 162,503162,503205,491205,491
Held to maturity securities    (c) 145,307144,83048,85752,461
Derivatives financial instruments    (c) 68,85668,85676,12476,124
Loan, lease and other credit operations    (d) 819,074820,183710,553718,824
(Provision for loan losses)     (44,147)(44,147)(47,908)(47,908)
Other receivables—Sundry     15715766
Liabilities
Deposits    (b) 850,372850,277809,010808,965
Deposits received under securities repurchase agreements    (a) 271,051271,051280,541280,541
Funds from acceptances and issuance of securities    (b) 143,138143,057136,638136,698
Borrowings and onlending    (b) 97,00597,04183,20083,271
Derivatives financial instruments    (c) 63,96963,96979,59979,599
Subordinated debts    (b) 75,03675,70774,91677,097
Allowance for financial guarantees provided and loan commitments     4,7844,7844,2504,250
Other liabilities—Sundry     16116155
(*) In the period, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22d).
The methods and assumptions used to estimate the fair value are defined below:
a)    Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements—The carrying amounts for these instruments are close to their fair values.
b)    Interbank deposits, Deposits, Funds from Acceptances and Issuance of Securities, Borrowings and Onlending and Subordinate Debts – They are calculated by discounting estimated cash flows at market interest rates.
c)    Securities and Derivatives Financial instruments—Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    139

d)    Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.
Trading securities and Available for sale securities
Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.
Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.
Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.
All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.
Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021    140

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	116,494	213,102	44	329,640	162,570	218,960	68	381,598
Government securities - Brazil	100,776	1,979	-	102,755	146,810	6,836	-	153,646
Financial treasury bills	23,888	-	-	23,888	30,111	-	-	30,111
National treasury bills	29,614	-	-	29,614	75,448	-	-	75,448
National treasury notes	44,893	1,979	-	46,872	38,199	6,836	-	45,035
Brazilian external debt bonds	2,381	-	-	2,381	3,052	-	-	3,052
Government securities - abroad	5,064	-	-	5,064	8,232	-	-	8,232
Argentina	931	-	-	931	1,482	-	-	1,482
Chile	378	-	-	378	843	-	-	843
Colombia	1,059	-	-	1,059	3,603	-	-	3,603
United States	2,599	-	-	2,599	2,085	-	-	2,085
Italy	-	-	-	-	130	-	-	130
Mexico	19	-	-	19	5	-	-	5
Paraguay	10	-	-	10	3	-	-	3
Peru	7	-	-	7	4	-	-	4
Uruguay	61	-	-	61	77	-	-	77
Corporate securities	10,654	13,475	44	24,173	7,528	6,304	68	13,900
Shares	2,852	-	-	2,852	3,055	348	-	3,403
Bank deposit certificates	-	182	-	182	-	219	-	219
Real estate receivables certificates	-	135	-	135	-	-	68	68
Fund quotas	**652**	**9,360**	-	**10,012**	**576**	**3,944**	-	**4,520**
Credit rights	-	6,916	-	6,916	-	2,524	-	2,524
Fixed income	33	2,120	-	2,153	33	1,343	-	1,376
Variable income	619	324	-	943	543	77	-	620
Debentures	1,717	1,478	36	3,231	1,695	784	-	2,479
Eurobonds and other	5,433	-	8	5,441	2,202	-	-	2,202
Financial bills	-	1,632	-	1,632	-	802	-	802
Promissory and commercial notes	-	230	-	230	-	-	-	-
Other	-	458	-	458	-	207	-	207
PGBL / VGBL fund quotas	-	197,648	-	197,648	-	205,820	-	205,820
Available for sale securities	89,187	71,031	2,285	162,503	133,115	68,950	3,426	205,491
Government securities - Brazil	39,760	5,556	140	45,456	70,573	1,117	184	71,874
Financial treasury bills	3,947	-	-	3,947	18	-	-	18
National treasury bills	3,168	-	-	3,168	24,560	-	-	24,560
National treasury notes	28,105	5,556	-	33,661	32,455	1,117	-	33,572
National treasury / securitization	-	-	140	140	-	-	184	184
Brazilian external debt bonds	4,540	-	-	4,540	13,540	-	-	13,540
Government securities - abroad	37,135	-	-	37,135	44,193	8,806	-	52,999
Argentina	405	-	-	405	15	-	-	15
Chile	15,269	-	-	15,269	22,388	-	-	22,388
Colombia	1,847	-	-	1,847	3,986	-	-	3,986
Korea	-	-	-	-	-	3,936	-	3,936
Spain	-	-	-	-	-	4,870	-	4,870
United States	4,591	-	-	4,591	3,750	-	-	3,750
Mexico	12,389	-	-	12,389	10,227	-	-	10,227
Paraguay	1,459	-	-	1,459	2,947	-	-	2,947
Uruguay	1,175	-	-	1,175	880	-	-	880
Corporate securities	12,292	65,475	2,145	79,912	18,349	59,027	3,242	80,618
Shares	704	4,169	-	4,873	1,316	2,990	-	4,306
Rural product note	-	12,671	82	12,753	-	5,770	64	5,834
Bank deposit certificates	-	128	-	128	109	201	-	310
Real estate receivables certificates	-	1,032	-	1,032	-	-	1,010	1,010
Fixed income fund quotas	-	206	-	206	-	470	-	470
Debentures	7,264	37,017	2,063	46,344	11,669	40,592	2,168	54,429
Eurobonds and other	4,312	453	-	4,765	5,255	148	-	5,403
Financial bills	-	1,097	-	1,097	-	636	-	636
Promissory and commercial notes	-	7,257	-	7,257	-	7,222	-	7,222
Other	12	1,445	-	1,457	-	998	-	998
Other receivables - Sundry	-	**157**	-	**157**	-	**6**	-	**6**
Other liabilities - Sundry	-	**161**	-	**161**	-	**5**	-	**5**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2021				12/31/2020			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	6	68,698	152	68,856	23	75,996	105	76,124
Swap contracts – Adjustment receivable	-	37,923	90	38,013	-	45,926	93	46,019
Option contracts	3	21,165	62	21,230	4	20,145	12	20,161
Forward contracts	-	2,941	-	2,941	-	1,959	-	1,959
Credit derivatives	-	242	-	242	-	156	-	156
NDF - Non Deliverable Forwards	-	5,943	-	5,943	-	7,596	-	7,596
Other derivative financial instruments	3	484	-	487	19	214	-	233
Liabilities	(3)	(63,841)	(125)	(63,969)	(22)	(79,467)	(110)	(79,599)
Swap contracts – Adjustment payable	-	(34,535)	(111)	(34,646)	-	(51,680)	(109)	(51,789)
Option contracts	(2)	(23,296)	(14)	(23,312)	(13)	(20,333)	(1)	(20,347)
Forward contracts	-	(762)	-	(762)	-	(905)	-	(905)
Credit derivatives	-	(198)	-	(198)	-	(76)	-	(76)
NDF - Non Deliverable Forwards	-	(4,896)	-	(4,896)	-	(6,426)	-	(6,426)
Other derivative financial instruments	(1)	(154)	-	(155)	(9)	(47)	-	(56)

There were no significant transfers between Level 1 and Level 2 in the periods of 12/31/2021 and 12/31/2020. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 141

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2021	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**68**	**(151)**	**-**	**495**	**(265)**	**(103)**	**44**	**(4)**
Corporate securities	**68**	**(151)**	-	**495**	**(265)**	**(103)**	**44**	**(4)**
Real estate receivable certificate	68	(5)	-	220	(175)	(108)	-	-
Debentures	-	(136)	-	251	(84)	5	36	(2)
Eurobonds and other	-	(10)	-	24	(6)	-	8	(2)
Available for sale securities	**3,426**	**(656)**	**246**	**1,009**	**(406)**	**(1,334)**	**2,285**	**(471)**
Government securities - Brazil	**184**	**(23)**	**(21)**	-	-	-	**140**	**30**
Corporate securities	**3,242**	**(633)**	**267**	**1,009**	**(406)**	**(1,334)**	**2,145**	**(501)**
Rural product note	64	(18)	(3)	88	(45)	(4)	82	(28)
Real estate receivable certificate	1,010	(192)	(24)	361	(144)	(1,011)	-	-
Debentures	2,168	(423)	294	560	(217)	(319)	2,063	(473)

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 142

	Fair value at 12/31/2020	Total gains or losses (Realized/unrealized) Recognized in income	Total gains or losses (Realized/unrealized) Recognized in Other comprehensive income	Purchases	Settlements	Transfers in and/or out of Level	Fair value at 12/31/2021	Total gains or losses (Realized/ unrealized)
Derivatives - Assets	105	46	-	327	(284)	(42)	152	56
Swap contracts – Adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - Liabilities	(110)	72	-	(233)	148	(2)	(125)	(24)
Swap contracts – Adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option contracts	(1)	64	-	(203)	126	-	(14)	22

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		12/31/2021		12/31/2020	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(1.1)	(0.6)	(0.1)	(1.2)
	II	(27.5)	(13.9)	(1.7)	(28.9)
	III	(55.1)	(27.7)	(2.3)	(57.4)
Commodities, Index and Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(56.5)	-	(8.3)	-
	II	(93.3)	-	(11.6)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 | 143

Note 18 – Earnings per share
a) Basic earnings per share
Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.
01/01 to    01/01 to
12/31/2021    12/31/2020
Net income attributable to owners of the parent company    24,988 18,909
Minimum non-cumulative dividends on preferred shares    (106) (106)
Retained earnings to be distributed to common equity owners in an amount per
share equal to the minimum dividend payable to preferred equity owners    (109) (109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred
equity owners:    24,773 18,694
Common    12,563 9,498
Preferred    12,210 9,196
Total net income available to equity owners:
Common    12,672 9,607
Preferred    12,316 9,302
Weighted average number of outstanding shares
Common    4,958,290,359 4,958,290,359
Preferred    4,818,741,579 4,801,324,161
Basic earnings per share – R$
Common    2.56 1.94
Preferred    2.56 1.94
b) Diluted earnings per share
Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.
01/01 to    01/01 to
12/31/2021    12/31/2020
Net income available to preferred equity owners    12,316 9,302
Dividends on preferred shares after dilution effects    70 41
Net income available to preferred equity owners considering preferred shares after the dilution effect    12,386 9,343
Net income available to ordinary equity owners    12,672 9,607
Dividend on preferred shares after dilution effects    (70) (41)
Net income available to ordinary equity owners considering preferred shares after the dilution effect    12,602 9,566
Adjusted weighted average of shares
Common    4,958,290,359 4,958,290,359
Preferred    4,873,042,114 4,843,233,835
Preferred    4,818,741,579 4,801,324,161
Incremental as per share-based payment plans    54,300,535 41,909,674
Diluted earnings per share – R$
Common    2.54 1.93
Preferred    2.54 1.93
There was no potentially antidulitive effect of the shares in share-based payment plans in both periods.
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Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments accumulated balance by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	12/31/2021	12/31/2020
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Correspond to those disclosed by SOA – "Society of Actuaries", by applying a 10% increase in the probabilities of survival regarding the respective basic tables.

(2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(3) Refers to estimated long-term projection.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial Risk** – the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic Risk** – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Fixed income securities	**19,904**	**21,172**	**90.8%**	**91.2%**
Quoted in an active market	19,508	20,804	89.0%	89.6%
Non quoted in an active market	396	368	1.8%	1.6%
Variable income securities	**1,323**	**1,387**	**6.1%**	**5.9%**
Quoted in an active market	1,312	1,378	6.0%	5.9%
Non quoted in an active market	11	9	0.1%	0.0%
Structured investments	**150**	**82**	**0.7%**	**0.4%**
Non quoted in an active market	150	82	0.7%	0.4%
Real estate	**462**	**506**	**2.1%**	**2.2%**
Loans to participants	**73**	**78**	**0.3%**	**0.3%**
Total	**21,912**	**23,225**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2020), and real estate rented to Group companies, with a fair value of R$ 374 (R$ 410 at 12/31/2020).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

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e) Change in the net amount recognized in the balance sheet:

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	12/31/2021								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amounts recognized in income (1+2+3+4)	1,722	(1,575)	(278)	(131)	41	(68)	(27)	(66)	(224)
1 - Cost of current service	-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses (2)	-	-	-	-	(63)	-	(63)	-	(63)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	(1,764)	817	665	(282)	(725)	1,017	292	81	91
5 - Effects on asset ceiling (4)	-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements	(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions	-	4	-	4	-	-	-	-	4
Changes in financial assumptions	-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan (3)	(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation	2	16	-	18	-	-	-	-	18
Other (8+9+10)	(1,271)	1,381	-	110	(323)	-	(323)	128	(85)
8 - Receipt by destination of resources (4)	-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid	(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor	110	-	-	110	-	-	-	-	110
Amounts at end of the period	21,912	(20,039)	(3,255)	(1,382)	447	(2)	445	(779)	(1,716)
Amount recognized in Assets (Note 10a)				48			445	-	493
Amount recognized in Liabilities (Note 10d)				(1,430)			-	(779)	(2,209)

	12/31/2020								
	BD and CV plans				CD plans			Other post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	22,732	(19,659)	(3,761)	(688)	1,475	(849)	626	(967)	(1,029)
Amounts recognized in income (1+2+3+4)	1,731	(1,578)	(287)	(134)	20	(65)	(45)	(76)	(255)
1 - Cost of current service	-	(80)	-	(80)	-	-	-	-	(80)
2 - Cost of past service	-	(1)	-	(1)	-	-	-	-	(1)
3 - Net interest (1)	1,731	(1,497)	(287)	(53)	112	(65)	47	(76)	(82)
4 - Other expenses (2)	-	-	-	-	(92)	-	(92)	-	(92)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)	(75)	(669)	406	(338)	(41)	(37)	(78)	6	(410)
5 - Effects on asset ceiling	-	-	406	406	-	(37)	(37)	-	369
6 - Remeasurements	(113)	(588)	-	(701)	(41)	-	(41)	6	(736)
Changes in demographic assumptions	-	(11)	-	(11)	-	-	-	-	(11)
Changes in financial assumptions	-	13	-	13	-	-	-	12	25
Experience of the plan (3)	(113)	(590)	-	(703)	(41)	-	(41)	(6)	(750)
7 - Exchange variation	38	(81)	-	(43)	-	-	-	-	(43)
Other (8+9)	(1,163)	1,244	-	81	-	-	-	115	196
8 - Benefits paid	(1,244)	1,244	-	-	-	-	-	115	115
9 - Contributions and investments from sponsor	81	-	-	81	-	-	-	-	81
Amounts at end of the period	23,225	(20,662)	(3,642)	(1,079)	1,454	(951)	503	(922)	(1,498)
Amount recognized in Assets (Note 10a)				82			503	-	585
Amount recognized in Liabilities (Note 10d)				(1,161)			-	(922)	(2,083)

(1) Corresponds to the amount calculated at 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (At 01/01/2020 the rate used was 7.64% p.a.).
(2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
(3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.
(4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

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f) Defined benefit contribution

	Estimated contribution	Contributions made	
	2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Pension plan - FIU	34	43	45
Pension plan - FUNBEP	22	32	5
Total	**56**	**75**	**50**

g) Maturity profile of defined benefit liabilities

	Duration (*)	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

(*) Average duration of plan's actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

(*) Net of effects of asset ceiling.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2021 149

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A., Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch; only at 12/31/2020:Tokyo Branch and Itaú Unibanco S.A. New York Branch.
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 12/31/2021	01/01 to 12/31/2020
Foreign branches	3,954	271
Latin America consolidated	1,914	(94)
Other foreign companies	664	430
Foreign consolidated	6,595	383

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Risk and Capital Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Area has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

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Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.
The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer).
The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.
Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite
Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.
Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:
Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself;
Risk culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business;
Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios;
Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business;
Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services;
Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation.
ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.
These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.
I—Credit risk
The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.
There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.
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The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.
In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulations and Policies, Reports.
II—Market risk
The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.
Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.
The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.
Market risk management is based on the following metrics:
Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level;
Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market); and
Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.
Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:
Î”EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;
Î”NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.
In addition, sensitivity and loss control measures are also analyzed. They include:
Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates;
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Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.
In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 – Securities and derivative financial instruments).
The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU
UNIBANCO HOLDING CONSOLIDATED’s appetite for risk.
The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.
ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.
At 12/31/2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 696, an increase in relation to prior year (R$ 223 at 12/31/2020) due to higher exposure and higher volatility in interest rates.
The document “Public Access Report – Market Risk Management and Control Policy“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports.
III – Liquidity risk
The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.
Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.
The document Public Access Report—Liquidity Risk Management and Control Policy, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports.
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IV – Operating risk
Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.
The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area.
As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.
In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public
Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulations and Policies, Reports.
V—Insurance, private pension and premium bonds risks
The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.
Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
Credit risk;
Market risk;
Liquidity risk;
Operating risk.
These risks are managed independently, according to their special characteristics.
VI—Emerging risks
They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.
The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING
CONSOLIDATED’s governance, allowing these risks to be incorporated into risk management processes too.
VII – Social and Environmental Risk and Climate Risk
Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING CONSOLIDATED.
Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.
The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation.
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Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING CONSOLIDATED.
The management of social and environmental risk adopts the strategy of three defense lines: the first defense line (business areas) manages the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. The second line of defense, in turn, is represented by the Credit Risk and Modeling, by Internal Controls, as well as Compliance, through the Corporate Social and Environmental
Risk Management, which supports and ensures the governance of the first line’s activities. The third line of defense composed of the Internal Audit, acts on an independent manner, mapping and assessing risk management, controls and governance.
Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk.
Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.
Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.
ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks.
The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING CONSOLIDATED are: energy, transport, materials and construction, agriculture, food and forestry products.
Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3.
c) Capital management governance
ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.
The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).
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I – Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2020 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	12/31/2021	12/31/2020
Available capital (amounts)		
Common Equity Tier 1	130,716	119,960
Tier 1	149,912	137,157
Total capital (PR)	169,797	151,244
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,153,841	1,042,207
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.3%	11.5%
Tier 1 ratio (%)	13.0%	13.2%
Total capital ratio (%)	14.7%	14.5%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (*)	2.00%	1.25%
Countercyclical buffer requirement (%)	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.00%	2.25%

(*) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/2022, when it reaches 2.5%.

As of December 31, 2021 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,167 (R$17,078 as of December 31, 2020) and the amount of subordinated debt that makes up Tier II capital is R$19,469 (R$14,024 as of December 31, 2020).

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The Basel Ratio reached 14.7% on December 31, 2021, with an increase of 0.2 percentage point as compared to 12/31/2020. The main change was the income for the period offset by the increase in loan portfolio.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 77,490 (R$ 67,867 at 12/31/2020), well above the ACP of R$ 34,615 (R$ 23,450 at 12/31/2020), generously covered by available capital.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 12/31/2021, fixed assets ratio reached 16.9% (24.0% at 12/31/2020), showing a surplus of R$ 56,280 (R$ 39,274 at 12/31/2020).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach;
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;
- RWA_{OPAD} = portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	12/31/2021	12/31/2020
Credit Risk standardized approach	**1,044,344**	**921,934**
Credit risk (excluding counterparty credit risk)	922,824	778,153
Counterparty credit risk (CCR)	42,898	45,674
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,616	27,119
Of which: other CCR	15,282	18,555
Credit valuation adjustment (CVA)	8,102	5,960
Equity investments in funds - look-through approach	5,001	4,897
Equity investments in funds - mandate-based approach	95	623
Equity investments in funds - fall-back approach	824	716
Securitisation exposures - standardized approach	2,195	1,506
Amounts below the thresholds for deduction	62,405	84,405
Market Risk	**22,985**	**27,481**
Of which: standardized approach (RWA_{MPAD})	28,731	34,351
Of which: internal models approach (RWA_{MINT})	14,751	22,362
Operational Risk	**86,512**	**92,792**
Total	**1,153,841**	**1,042,207**

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III—Recovery Plan
In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.
More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Risk and Capital Management – Pillar 3.
IV—Stress testing
The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.
For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.
In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.
Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.
ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.
The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.
This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.
V – Leverage Ratio
The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has sent the Leverage Ratio monthly to BACEN, whose minimum requirement is 3%.
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Note 22 – Supplementary Information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency** – The balances in Reais linked to the foreign currencies were as follows:

	12/31/2021	12/31/2020
Permanent foreign investments	73,646	60,699
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(54,737)	(81,912)
Net foreign exchange position	**18,909**	**(21,213)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) "Coronavirus" COVID-19 relief efforts

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic.

In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations;
ii) CMN Resolution No. 4,803/20 and Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of renegotiated operations and transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy;
iii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020;
iv) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE);
v) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021;
vi) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses;
vii) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininhas);
viii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective; and

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ix)    BACEN Circular No. 3,990/20 and amendments made by BACEN Circular 3,992/20 which permits to carry out repurchase agreements in foreign currency by BACEN;
ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:
(a)    increase in 2020 and 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI e CGPE, which balance in December 2021 is R$ 21,492. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing;
(b)    with the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In December 2021 this portfolio amount to R$ 31.1 billion. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions;
(c)    5.4% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. In December 2021, 80.1% of the loan operations portfolio generated by means of these initiatives was current, 1.8% was in a grace period, 6.5% was past due between 15 and 90 days and 11.6% was past due for over 90 days;
(d)    the allowance for loan losses in the amount of R$ 48,931 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, and in 2020, in view of the pandemic, a weighting in the economic scenarios was added. In December 2021, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 241% as compared to 320% in December 2020. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented a decrease of 16.9% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums;
(e)    the mark-to-market component of the securities portfolio was -0.5% in the first quarter of 2020, partially due to rate fluctuations and high price volatility in the markets in the beginning of the pandemic, influencing the measurement of items stated at fair value in their different levels. In subsequent periods, variations observed in the mark-to-market component are not necessarily related to the effects of the pandemic;
(f)    due to the COVID-19 pandemic, during 2020, the instability in the variable income market was noted causing a migration to fixed income instruments with liquidity. This movement resulted in the increase in the Bank Deposit Certificates portfolio; however, over 2021, variation in the portfolio was noted, with changes not necessarily related to the effects of the pandemic. With the purpose of mitigating the system’s liquidity risk, BACEN made available in 2020 to financial institutions credit lines through repurchase agreements in foreign currency and purchase of financial bills with guarantee, and operations in the total amount of R$ 30,547 were contracted during the period of life of these lines;
(g)    increase in the recognition of deferred income tax and social contribution in 2020 due to the greater volume of deductible temporary differences recorded for the period. The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carryforwards in ITAÚ UNIBANCO HOLDING CONSOLIDATED. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING CONSOLIDATED; and
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(h) increase in expenses with claims related to COVID-19 of R$ 361 in the period, mainly related to credit life and life insurance.

There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

In order to reduce the effects of the crisis and ensure the employee's health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. In 2020, with the purpose of supporting those who possibly had additional expenses due to the current crisis, the 13th salary was advanced in full. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee's portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed.

The adaptation of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees' mobility.

In 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED created the initiative "Todos pela Saúde" (All for Health) from the donation of R$ 1 billion, with the purpose of combating the new Coronavirus and its effects on Brazilian society. "Todos Pela Saúde" is conducted based on four axes: Informing, Protecting, Caring, and Resuming.

In February 2021, the "Todos pela Saúde" initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the "Todos pela Saúde" Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists.

In April 2021, ITAÚ UNIBANCO HOLDING CONSOLIDATED worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING CONSOLIDATED contributed for the purchase and distribution of food staples.

e) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 12/31/2021	01/01 to 12/31/2020
Regulatory non-recurring result	**(1,307)**	**1,340**
Provision for restructuring	(747)	(220)
Gain on the partial disposal of interest in XP INC	-	3,193
Mark to market of collateralized securities	-	(1,031)
Donation to "Todos pela Saúde" ("All for Health")	-	(834)
Reclassification – Investment IRB	-	379
Increase in the rate Social Contribution	(233)	-
Impairment, provision for property return and amortization	(445)	-
Impairment of goodwill and intangible assets – Itaú CorpBanca	-	(19)
Other	118	(128)

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f) Subsequent Event
Acquisition of Ideal Holding Financeira S.A.
On January 13, 2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING CONSOLIDATED will acquire
50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING CONSOLIDATED may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.
IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.
The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING CONSOLIDATED, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING CONSOLIDATED will not have exclusivity in the provision of services.
The effective acquisitions and financial settlements will occur after the required regulatory approvals.
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(A free translation of the original in Portuguese)
Independent auditor’s report
To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
Opinion
We have audited the accompanying parent company financial statements of Itaú Unibanco
Holding S.A. (“Bank”), which comprise the balance sheet as at December 31, 2021 and the statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2021 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the six-month period and year then ended, and notes to the financial statements, including significant accounting policies and other explanatory information
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2021, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).
Basis for opinion
We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements” section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Key Audit Matters
Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2021 audit.
These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.
Matters
Why it is a
Key Audit
Matter
How the matter was addressed
PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br
Corporativo | Interno

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter    How the matter was addressed in the audit
Provision for Loan Losses (Notes 2 (c) III, 3(f) and 6)
The calculation of the provision for loan losses is subject to Management’s judgment. The identification of situations relating to the recoverable value of receivables and the determination of the provision for loan losses is a process that involves a number of assumptions and factors, including the counterparty’s financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.
The utilization of different modeling techniques and assumptions could result in a different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database, including guarantees and renegotiations as these are important aspects on determining the provision for loan losses.
Furthermore, as a result of the COVID-19 pandemic and the economic environment, management revised some of the judgments and estimates used in determining the Provision for Loan Losses, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the Bank’s operations and its subsidiaries.
Considering the matters mentioned above, this continued to be an area of focus in our audit.
Our audit procedures considered, among others:
Tests of the design and effectiveness of the main controls used to calculate the provision for loan losses, including: (i) totality and integrity of the database; (ii) models and assumptions adopted by Management to determine the recoverable value of the credit portfolio; (iii) monitoring and valuation of guarantees; (iv) identification, approval, and monitoring of renegotiated transactions; and
(v) processes established by Management to meet the standards of the Brazilian Central Bank (BACEN) and National Monetary Council (CMN) in relation to the provision for loan losses, as well as the disclosures in notes to the financial statements.
For the individually calculated provision for loan losses, we tested the relevant assumptions adopted to identify instances of impairment and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of overdue receivables.
For the provision for loan losses calculated on a collective basis, we tested the models and complementary criteria, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods.
Tests of the data inputs for these models, and, when available, compared the data and assumptions used with market information.
We believe that the criteria and assumptions adopted by Management in determining and recording the provision for loan losses are appropriate and consistent.
Measurement of the fair value of financial instruments with low liquidity and/or without active market (Notes 2 (c) II, 3(c),
Corporativo | Interno

Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter    How the matter was addressed in the audit
3(d),5 and 17)
The fair value measurement of financial instruments with low liquidity and/or without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve Management’s assumptions for their valuation.
In addition, management of market risk is complex, especially during periods of high volatility, as well as in situations where observable prices or market parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.
This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.
Our audit procedures consider, among others:
Tests of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.
With the support of our specialists we analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by Management, by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by Management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods.
We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the notes of the financial statements.
Information technology environment
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the Bank and its subsidiaries’ business evolution and, over the last years, significant short and long-term investments have been made in the information technology systems and processes.
The technology structure is comprised of more than one environment with different processes and segregated controls. Additionally, in the context of COVID-19 pandemic, a substantial part of the Bank and its subsidiaries’ teams are still performing their activities remotely (home office), which generates the need to adapt technology processes and infrastructure to maintain the continuity of operations.
As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.
The procedures we performed comprised the combination of assessment and tests of relevant controls, as well as the performance of tests related to the information security, including the access management control segregation of duties and monitoring the operating capacity of technology infrastructure.
The audit procedures applied resulted in appropriate evidence that were considered in determining the nature, timing and extent of other audit procedures.
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Itaú Unibanco Holding S.A.
Why it is a Key Audit Matter    How the matter was addressed in the audit
The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.
Provision and contingent liabilities (Notes 2 (c) VII, 3(n) and 9)
The Bank and its subsidiaries have provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.
In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.
Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus.
We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.
We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.
Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.
We considered that the criteria and assumptions adopted by Management for determining the provision, as well as the information disclosed in the explanatory notes, are appropriate.
Others matters
Statements of added value
The parent company and consolidated statements of added value for the six-month period and year ended on December 31, 2021, prepared under the responsibility of the Bank’s management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, “Statement of Added Value”. In our opinion, these statements of added value have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.
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Itaú Unibanco Holding S.A.
Other information accompanying the parent company and consolidated financial statements and the auditor’s report
The Bank’s management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report.
Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon.
In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of management and those charged with governance for the parent company and consolidated financial statements
Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the parent company and consolidated financial statements, Management is responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.
Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.
Auditor’s responsibilities for the audit of the parent company and consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the parent company and the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
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Itaú Unibanco Holding S.A.
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as going concern.
If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concern.
Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the year ended December 31, 2021 and are therefore the key audit matters.
We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
São Paulo, February 10, 2022
PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5
Emerson Laerte da Silva
Contador CRC 1SP171089/O-3
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ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23    A Listed Company NIRE. 35300010230
SUMMARY OF THE AUDIT COMMITTEE REPORT
SECOND HALF OF 2021.
The Audit Committee (Committee) is a statutory body reporting to the Board of Directors (Board) and operating in accordance with the provisions set forth in its Charter (available at: https://www.itau.com.br/investor-relations/). It is currently made up of six independent full-time members, one of whom is a member of the Board, all of them elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN), the National Council for Private Insurance (CNSP), the Sarbanes-Oxley Act and the NYSE rules, in the last two cases concerning what is applicable to Foreign Private Issuers (FPIs). Ricardo Baldin meets the requirement for at least one of the Committee’s members to have the expertise to be qualified as a financial expert.
The Committee is the sole one for institutions authorized to operate by the Central Bank of Brazil (BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP) that are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). As it concerns its operations, the Committee complies with the regulatory requirements of the CMN, CNSP, Brazilian Securities and Exchange Commission (CVM) and those applicable to FPIs, and it is responsible for overseeing internal control and risk management processes and the activities carried out by the internal audit and the Conglomerate’s independent auditors.
The Committee’s oversight process is based on information received from Management, presentations submitted by the different business and support departments, the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own direct observation analysis.
Management is responsible for preparing the financial statements of the Conglomerate and for setting out the procedures required to ensure the quality of the processes producing the information used in the preparation of the financial statements and financial reports. Management is also responsible for risk control and monitoring activities, supervising the corporate internal control and ensuring compliance with legal and regulatory requirements.
The mission of Internal Audit is to ascertain the quality and adherence of the internal control, risk and capital management systems, and the compliance with defined policies and procedures, including those employed in the preparation of accounting and financial reports.
PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for the independent audit of the individual and consolidated financial statements of Itaú Unibanco Holding S.A., and must certify whether these statements fairly represent, in all material respects, the individual and consolidated financial position of the Conglomerate and the individual and consolidated performance of operations in accordance with Brazilian accounting practices and international accounting standards issued by the International Accounting Standards Board (IASB). PwC is also responsible for auditing the financial statements of the Prudential Conglomerate. Additionally, these auditors must issue an annual opinion on the quality and effectiveness of the internal control over financial reporting.
Ernst & Young Auditores Independentes is responsible for the independent audit of the financial statements of the Conglomerate group companies prepared in accordance with Brazilian accounting practices.
Activities of the Committee
The Committee’s annual work plan is prepared early in each year, taking into account the main products and processes related to the Conglomerate’s business and supporting departments, as well as their potential impacts on the financial statements and internal control and risk management system; it is periodically reviewed as activities progress.
Based on corporate decisions, the Committee held virtual meetings, with changes and ad hoc rescheduling, in order to ensure that the main risks were monitored. These actions included discussions with the technology and security departments about the infrastructure for supporting remote environment operations, and, in fulfilling its duties, the Committee has engaged in the following activities, among others:
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Structure of Risk and Capital Management, Internal Controls and Compliance – Meetings were held with the internal control and operational risk, compliance, corporate security and business departments at which the Committee took notice of the significant aspects involving the quality and effectiveness of the Conglomerate’s current internal control, risk and capital management systems, the processes verifying management’s compliance with legal and regulatory provisions and internal rules and regulations, including those associated with social and environmental risks and sustainability, as well as the evolution of the risk appetite governance and the risk culture. The role of the Compliance department in the Conglomerate’s key projects was discussed and the Operational Risk Office submitted its work plan for 2022.
Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work, attention points and significant accounting issues. Aspects involving SOX Certification, IFRS/SEC (20F) and the independent auditor’s assessment of the quality and adequacy of the internal control systems were presented and discussed with the Committee. The independent auditor of the Conglomerate, and the auditor in charge of the independent audit of the group companies, informed the Committee that, during the audit work on the financial statements, they did not identify any aspects that could have a material impact on the regulatory capital, other regulatory indicators or information provided to the regulator. The Committee has been monitoring the developments of a lawsuit involving PwC Chile and its potential impacts on the reputational risk and continuity of service provision, which require the assessment of measures to be adopted in the future.
PwC and EY have reported the internal quality control process for audit and independence and the results of quality reviews internally carried out by peers or regulators. Additionally, the independent auditors have also provided information on compliance with approval requirements for certification exam and the minimum number of hours in continuing education programs that professionals with managerial roles must have.
As part of its duties, the Committee has led the 2022 fee negotiation process with the Conglomerate Independent Auditor.
Internal Audit – Monthly meetings were held with the Chief Internal Audit Executive and with the departments comprising the Internal Audit (IA) department of the Conglomerate to monitor the execution of the planning and the proposed changes, the results of the work undertaken, the main reports issued, conclusions and recommendations.
The Internal Audit submitted to the Committee the indicators of the activities carried out by the department in 2021, the aspects of the work plan for 2022 and the results of the Quality Assessment Review related to the first half of 2021. The Committee resolved on the approval of the Internal Audit’s work plan for 2022 and on recommending its approval from the Board. The Committee has been monitoring the Internal Audit’s initiatives regarding the proposal to act on the 2nd and 3rd lines of defense on an integrated basis, taking into account the possibility of using the work performed by each department, and to carry out a review of the dynamic planning. It should be noted that the Internal Audit operations in international units are aligned with the IA operations in Brazil.
Financial Statements – The main criteria adopted in the preparation of the financial statements, as well as the notes thereto, the management report and the report of the independent auditors were submitted by Management and the independent auditors to the Committee. The Committee also received information about the preparation and disclosures of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).
Meetings were held with the Operations and Payment Office to monitor the control environment of the finance, personnel, tax and payment, labor, civil and official communication areas, as well as of the Finance department in connection with significant regulations.
Allowance for loans losses – At a joint meeting between the Executive Finance Office and the Internal Audit, the main aspects related to allowance for loans losses were presented to the Committee. Management, the internal audit department and the independent auditors discussed the consistency over time in applying the criteria for calculating the allowance for loan losses, the changes arising from the new information and the variances in this provision in key segments.
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Client Relations – Meetings were held with the Conduct Supervision Department of the Central Bank of Brazil
(DECON) and the business, support, legal and internal ombudsman’s offices to monitor the control environment and the progress of client-impacting issues, including discussions about suitability, quality of sales of products and services, consequence management, root-cause of claims and integrated view of clients’ demands.
Regulators – The Committee was informed about the results of inspections and findings of regulators, and the corresponding management’s responses, receiving information from the IA and the Compliance departments about the follow-up of the issues raised by regulators in Brazil and those of the international units. Meetings were also held with supervisors of the Banking Supervision (BACEN DESUP) and of the Conduct Supervision (BACEN DECON) Departments of the Central Bank.
The Committee held meetings with several executives of the Conglomerate to monitor the implementation process of Circular No. 3952/2019 and Resolution No. 4734/19, and has been monitoring the potential impacts of CMN Resolution No. 4941/2021 on the Committee’s activities.
Anti–Money Laundering (AML) and Fraud Prevention – Meetings were held with the internal audit and risk departments about the outcome of their assessments of the anti-money laundering and fraud processes, the inspections by regulators and the analysis of impacts of the new standards issued by the Central Bank of Brazil and the Brazilian Securities and Exchange Commission (CVM).
Business and Products – Annual meetings are held with the officers responsible for the different business and product departments to present the governance and risk management structure and, more frequently, with the digital business/electronic channels, insurance and credit/debit cards, and new business departments. The Committee has quarterly meetings with the office in charge of the iti project and new retail strategies and meets, on a half-yearly basis, with the offices in charge of mortgage and consortium, and Wealth Management and Services to monitor control environment and activities.
Information Technology and Security – Monitoring of the post-implementation process of the Brazilian General Personal Data Protection Act (LGPD), with quarterly meetings held with the Corporate Security Office about information security and cyber security issues, Cloud migration process, IT-support automation and digital transformation and agile communities. Meetings were held with the internal audit and the offices in charge for monitoring the status of the implementation, governance and risk management of the PiX instant payment system and the Open Banking.
Environmental and Social Risk – The Committee has been monitoring the environmental and social risk governance and the main climate risk and ESG agenda-related challenges of the Conglomerate at regular meetings held with the Committee, Chief Executive Officers (CEO), Corporate Compliance Office, Credit Risk and Modeling Office (DRCM) and Sustainability department. The Committee has also been accompanying the activities of the Environmental and Social Risk Committee (CRSA) and the application of the Sustainability and Environmental and Social Responsibility Policy.
Foreign Units – The Committee has monitored the aspects of risk management by the foreign units, with a special emphasis on those that could more significantly impact the Conglomerate, such as information security, cyber security and anti-money laundering. In particular, it made recommendations and monitored the governance model of those risks from the head office. It also monitored the activities of the different Audit Committees in the light of the internal policies about their composition, number of members, frequency of meetings and agenda of operations.
In the period, the Committee held meetings with local executives and members of the audit committees of several foreign units, as well as with those responsible for this business at the head office to discuss operations and internal controls.
Other activities undertaken in the period – The Committee coordinates its activities with those of the Risk and Capital Management Committee, including participation as observer of the Chairman of the Committee. The Committee has supervised the Corporate Illicit Acts Prevention Program based on information gathered and provided by the departments and other available tools.
Periodic reports about its activities were presented to the Board, while quarterly meetings were held with the Co-chairmen of the Board and the Chief Executive Officer of Itaú Unibanco Holding S.A. to discuss relevant issues arising from the work performed. The Committee meets with the Fiscal Council once a year.
To undertake its activities and carry out the procedures described above, the Committee held a total of 167 meetings over 33 days in the period from August 02, 2021 to January 31, 2022, all properly formalized in minutes.
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In the course of carrying out its work, the Committee did not identify incidents of fraud or non-compliance with rules and regulations or errors on the internal control, accounting and audit areas that could jeopardize the Conglomerate’s continuity.
Conclusions
Having duly considered its responsibilities and the limitations inherent in the scope of its operations, and based on the activities undertaken in the period, the Committee has concluded that in the six-month period ended December 31, 2021:
The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite;
The coverage and quality of the Internal Audit work are satisfactory, and it operates with appropriate independence;
The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and the international accounting standards issued by the International Accounting Standards Board (IASB); and
The information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, is adequate, and no situation has been identified that could impair the objectivity and independence of the Independent Auditor.
Based on the work and the assessments undertaken and taking into account the context and limitation of its duties, the Committee recommends the approval, by the Board of Directors, of the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and the six-month period ended December 31, 2021.
São Paulo, February 10, 2022.
Audit Committee
Gustavo Jorge Laboissière Loyola – Chairman
Alexandre Barros
Luciana Pires Dias
Otavio Yazbek
Rogério Carvalho Braga
Ricardo Baldin (Financial Expert)
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ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23    Listed Company NIRE. 35300010230
OPINION OF THE FISCAL COUNCIL
The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2021 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.
São Paulo (SP), February 10, 2022.
JOSÉ CARUSO CRUZ HENRIQUES
President
ALKIMAR RIBEIRO MOURA    ARTEMIO BERTHOLINI
Member    Member
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Praça Alfredo Egydio Sousa Aranha nº 100,
Parque Jabaquara, Zip Code 04344.902,
São Paulo/SP—Brazil
ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23    A Publicly Listed Company NIRE 35300010230
Financial Statements in BRGAAP as of December 31, 2021.
The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company’s financial statements.
This file includes:
. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders’ Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Summary of The Audit Committee Report;
. Report of Independent Auditors;
. Opinion of the Fiscal Council.
The statements referred to were disclosed on February 10, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).
Milton Maluhy Filho    Alexsandro Broedel Lopes
Chief Executive Officer    Officer
Gustavo Jorge Laboissière Loyola
Chairman of the Audit Committee
Arnaldo Alves dos
Santos
Accountant
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